

Envista

2022 ANNUAL REPORT

EBS: Delivering Results & Enabling the Future of Dentistry

Contents



Anchored by Envista's value of Continuous Improvement, the Envista Business System (EBS) is our foundation for success.

It is **Exceptional** people, delivering **Reliable** results, through **Strong** and **Sustainable** processes.

EXCEPTIONAL PEOPLE

RELIABLE
RESULTS



2022 Financial Highlights*



Full Year	2022	2021
Revenue	$2,569.1	$2,508.9
Operating Profit	$319.2	$306.2
Net Income From Continuing Operations	$238.0	$263.5
Diluted Earnings Per Share (EPS)	$1.34	$1.48

Select Non-GAAP Measures**	2022	2021
Core Sales Growth	4.1%	29.0%
Adjusted EBITDA Margin	20.1%	19.7%
Adjusted Diluted EPS	$1.94	$1.85
Free Cash Flow	$110.3	$318.5

*All financial metrics relate to our continuing operations only, except for cash flows measures. All dollar amounts are in millions, except per share amounts.

**See Appendix A for a reconciliation of GAAP to Non-GAAP measures.

To Our
Shareholders



The Envista Business System (EBS) is our foundation for success. It is a mindset and way of working that allows us to utilize trusted, strong, and sustainable processes that lead to breakthrough results.

Dear Fellow Shareholders,

2022 was another successful year for Envista. Despite a volatile macro environment, we continue to execute for our customers, their patients, and our shareholders. By partnering with dental professionals, we are improving patients' lives by digitizing, personalizing, and democratizing dental care. We see ample opportunities to accelerate growth, expand margins, and transform our portfolio, and we are confident in our ability to create long-term sustainable value for all our stakeholders.

Our success to date, and our long-term confidence, is a direct result of the commitment of the Envista team. We have built a strong performance culture based on our CIRCLe values of Customer Centricity, Innovation, Respect, Continuous Improvement, and Leadership. These values, combined with the power of the Envista Business System (EBS), enables us to successfully manage through uncertain times.

Envista Business System

The Envista Business System (EBS) is our foundation for success. It is a mindset and way of working that allows us to utilize trusted, strong, and sustainable processes that lead to

breakthrough results. In 2022, we used EBS to identify potential risks and opportunities and systematically manage supply chain constraints, improve our operational capabilities, re-engineer existing processes, continuously improve customer experience, and drive productivity improvements.

Accelerating Growth

We made significant progress in driving commercial execution across our portfolio. Our Orthodontic Business continued to accelerate as we partnered with orthodontic professionals. By offering both traditional bracket and wires and clear aligners, we give orthodontists a full range of treatment options to best treat their patients. Our Spark Clear Aligner is widely seen as the leading clear aligner system in the market and our disciplined execution allows us to capitalize on its long-term promise.

Our solutions for implant-based tooth replacements saw strong relative performance in Europe, with our premium business performing well. We benefited from providing comprehensive solutions for implant-based tooth replacements and as a result, we are seeing strong growth in both digital solutions and regenerative materials.



Expanding Operating Margins

Critical to our long-term strategy is our drive to expand operating margins through disciplined execution and a focus on continuous improvement. Each of our businesses are improving customer experience, driving productivity efforts, systematically aligning our prices, and driving down operational costs. During the second half of 2022, we eliminated more than >$30M of structural costs and continue to look for ways to further streamline our organization.

Transforming the Portfolio

2022 was another important year in the transformation of our business. We further shifted the portfolio to higher growth and more profitable segments of dental where we can create and sustain competitive advantage. We benefited from the divestiture of the slower growing, lower profitability Treatment Unit and Instrument business. This transition both improved our overall growth and profitability while reducing our exposure to the more cyclical segments of the dental market. We also closed two strategically important acquisitions, positioning us to drive the digitization of the dental market while exposing us to higher growth segments within the industry. Our acquisitions

delivered more than $40 million in revenue in 2022 and should enable us to accelerate core sales growth long-term.

While we are excited about the strategic moves that we have made to date, we see opportunities to further improve our portfolio. We are committed to pursuing an active but disciplined approach to capital deployment utilizing an EBS driven M&A approach to manage our robust pipeline of inorganic partnerships and investment opportunities.

We are pleased with our 2022 results and remain optimistic about the future of the dental industry. Moving forward our priorities remain the same. We will focus on accelerating growth, expanding our operating margins, and transforming our portfolio through active and disciplined capital deployment.

Our business is strategically differentiated, and we have a proven track record of execution. We have conviction in our ability to deliver on our long-term financial targets of accelerating core sales growth to high single digits and expanding our adjusted EBITDA margins to >22.5% by 2026.

Our intention is to be the leader in orthodontics, providing a differentiated and integrated suite of treatment options including brackets and wires and clear aligners. Our comprehensive offering empowers orthodontists to provide the best treatment modality for every patient.

We will work to further accelerate our growth in implant-based tooth replacements by leveraging our premium implant franchise to provide full solutions across the implant workflow, including regenerative and prosthetic offerings by utilizing our premier diagnostics and digital capabilities.

We will continue to grow and broaden access to our highly profitable and differentiated consumable business. Finally, we will leverage our strengths in imaging and diagnostics to build digitally integrated workflows, from diagnostics to treatment planning to execution, for our clinical partners. We intend to digitize, personalize, and democratize the dental industry to improve dental care access worldwide.

Sincerely,

Amir Aghdaei
Chief Executive Officer & Director





"

We see ample opportunities to accelerate growth, expand margins, and transform our portfolio, and we are confident in our ability to create long-term sustainable value for all our stakeholders.

Highlights

1 — Accelerating Growth

4.1%
Core Sales Growth increased 4.1% for the full year.

Solid MSD Growth
Achieved MSD YoY growth in our Specialty Products & Technology segment offset by a slight decline in our Equipment & Consumables segment.

>$40M
2022 acquisitions delivered >$40M in revenue and enables us to accelerate core sales growth long-term.

2 — Expanding our Operating Margins

EBS tools
Utilized EBS tools; Daily Management, Problem Solving Process, and Value Stream Mapping; to ease supply chain constraints, improve operational capabilities, and continuously drive productivity.

40 bps
Achieved 40 bps adjusted EBITDA margin expansion from improvement gains in productivity, systematically aligning our prices, and driving down operational costs.

>$30M
Eliminated more than >$30M of structural costs.

3 — Transforming our Portfolio

Osteogenics regenerative business
Acquired Osteogenics regenerative business, complementing our implant-based tooth restoration businesses.

Intraoral Scanner acquisition
Closed acquisition of Carestream Dental's intraoral scanner business and integrated it into Envista's portfolio.

Divestiture
Completed divestiture of our lower profitability Treatment Unit & Instrument business.

Proven to deliver long-term value, EBS underpins our continuous improvement culture, mindset, and way to win in action.

EBS is a powerful set of values, processes, and tools that guide how we develop people at every level, transform the industry through innovative products, and drive growth.

Our Envista Business System Office (EBSO) and University (EBSU) ensure an environment of continuous learning, where every employee has the opportunity to experience world-class training and share best practices for the benefit of our company, employees, customers, and shareholders.

STRONG AND SUSTAINABLE PROCESSES

Highlights

>15%

Core sales growth in our orthodontics business was >15% in 2022.



300,000+

We have started over 300,000 Spark cases around the world.



Implant-based tooth replacement

Benefited from our focus on providing comprehensive solutions for implant-based tooth replacements and seeing strong growth in both digital solutions and regenerative materials.



Specialty Products & Technologies

Core sales growth in our orthodontics business was >15% in 2022 as Spark continues to deliver industry leading performance. In 2022, we nearly doubled the number of active Spark doctors and further improved utilization rates of individual clinicians. Leveraging our EBS tool kit, we systematically managed our funnel of new clinicians and developed standard work to seamlessly onboard new Spark customers. We announced the launch of Spark Clear Aligners Release 13 – which features differentiated Integrated Hooks, the CBCT TruRoot™ Feature, and Real Time Approval in the Spark Approver™ Software – all innovations aimed at further enhancing treatment planning while continuing to build sustainable competitive advantage. In addition, we saw LSD core sales growth in our traditional Brackets and Wires business in 2022. Our Damon Ultima product continues to grow

rapidly by providing orthodontists with more precise finishing capabilities, allowing them to reduce chair time and improve office efficiency. We developed standard tools to bring customers through the Ultima journey and support them with targeted and effective education.

Our implant-based tooth replacement business delivered solid MSD core sales growth in 2022 despite significant volatility in China and Russia – two normally important growth drivers

for this business. Led by strong relative performance in Europe, our premium business performed well. We benefited from our focus on providing comprehensive solutions for implant-based tooth replacements and as a result, we are seeing strong growth in both digital solutions and regenerative materials.

FINANCIAL HIGHLIGHTS*

	2022
Core Sales Growth	9.1%
Adjusted Operating Profit	$342.8M
Adjusted Operating Margin Expansion	(250) bps

*See Appendix A for a reconciliation of GAAP to Non-GAAP measures.



We closed the acquisition of Osteogenics Biomedical, a U.S.-based manufacturer of regenerative solutions. This acquisition is complementary to our implant offerings and consistent with our strategy of focusing on the fastest growing segments of the dental market and providing dental professionals with complete workflow solutions. Osteogenics is a well-respected company with a solid brand, a history of innovation, and strong ties with leading clinicians. This business is now fully integrated and starting to benefit from an EBS-driven focus on execution and management. We expect our strong implant franchise to continue to grow at or above the market.

     

Highlights

>1.2%

Resto and Endo business grew 1.2% for the full year and gained share in Europe.



DTX
Studio Clinic

was awarded the Cellerant Best of Class Technology Award for the 2nd consecutive year.



DEXIS IOS 3800

received the 2022 Red Dot design award recognizing its lightweight, convenient, and effective design.



Divestiture benefit

We benefited from the divestiture of the slower growing, lower profitability Treatment Unit and Instrument business, improving our overall growth and profitability while reducing our exposure to the more cyclical segments of the dental market.



Equipment & Consumables

We continue to transform our Equipment and Consumables portfolio to ensure our customers have access to industry leading Everyday Dental workflows. The DEXIS portfolio offers a full range of Intraoral Scanners that are coupled with a powerful and intuitive software solution that enables accurate digital impressions, improved scanning speeds, and flexible workflows. DEXIS IOS 3800 is a well-regarded scanner, providing high performance at an attractive price point. The Red Dot award jury specifically called out its "balanced symmetry and minimalist elegance" that is not only practical but also a pleasure to operate. The DEXIS scanner and software are configured as an open and standalone system, also working closely with our DTX Studio Clinic software – providing clinicians the opportunity to bring all X-ray images, photos, 2D, 3D, and extraoral and intraoral imaging formats into one clear, comprehensive view – thus simplifying their diagnostic workflows and increasing confidence in interactions with patients. DTX Studio Clinic includes Assisted Intelligence features like SmartFusion™, which automatically aligns the digital surface models from the DEXIS Intraoral Scanner with any CBCT scan and

FINANCIAL HIGHLIGHTS* 2022

Core Sales Growth	(3.4)%
Adjusted Operating Profit	$233.1M
Adjusted Operating Margin Expansion	320 bps

*See Appendix A for a reconciliation of GAAP to Non-GAAP measures.

is a unique and powerful tool for efficient implant planning.

Our Consumables business utilized EBS tools to consolidate sites in Europe for greater efficiency while continuing to drive growth and increase profitability in the region. Kerr released Zenflex One, an endodontic file to the market. Our infection prevention business stabilized and released CaviWipes HP (Hydrogen Peroxide).



The acquisition of Carestream Dental's IOS business has been successfully integrated into Envista and we have relaunched the product as DEXIS IOS. We intend to integrate the DEXIS scanner into our DTX platform to further simplify and optimize our specialty implant and ortho workflows.

Kerr™   Metrex INFECTION PREVENTION   DEXIS™



UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-39054



ENVISTA HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**83-2206728**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
200 S. Kraemer Blvd., Building E **Brea, California**	**92821-6208**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: 714-817-7000

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	NVST	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐   No ☒

As of February 10, 2023, the number of shares of the Registrant's common stock outstanding was 163,231,502. The aggregate market value of the common stock of the Registrant held by non-affiliates on July 1, 2022, the last business day of the Registrant's most recently completed second fiscal quarter, was $4.7 billion (based upon the closing price of $39.14 of the Registrant's common stock as reported on the New York Stock Exchange on such date).

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the Registrant's proxy statement for its 2023 annual meeting of stockholders to be filed pursuant to Regulation 14A within 120 days after Registrant's fiscal year-end. With the exception of the sections of the 2023 Proxy Statement specifically incorporated herein by reference, the 2023 Proxy Statement is not deemed to be filed as part of this Form 10-K.

In this Annual Report, the terms "Envista" or the "Company" refer to Envista Holdings Corporation, Envista Holdings Corporation and its consolidated subsidiaries or the consolidated subsidiaries of Envista Holdings Corporation, as the context requires.

***

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are owned by us or licensed by us. We also own or have the rights to copyrights that protect the content of our solutions. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this report are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, trade names and copyrights.

This report may include trademarks, service marks or trade names of other companies. Our use or display of other parties' trademarks, service marks, trade names or products is not intended to, and does not imply a relationship with, or endorsement or sponsorship of us by, the trademark, service mark or trade name owners.

***

Unless otherwise indicated, information contained in this report concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets that we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information.

***

Unless otherwise indicated, all financial data in this Annual Report refer to continuing operations only.

TABLE OF CONTENTS

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this Annual Report are "forward-looking statements" within the meaning of the U.S. federal securities laws. All statements other than historical factual information are forward-looking statements, including without limitation statements regarding: projections of revenue, expenses, profit, profit margins, tax rates, tax provisions, cash flows, pension and benefit obligations and funding requirements, our liquidity position or other projected financial measures; management's plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions and the integration thereof, divestitures, spin-offs, split-offs or other distributions, strategic opportunities, securities offerings, stock repurchases, dividends and executive compensation; growth, declines and other trends in markets we sell into; future regulatory approvals and the timing thereof; outstanding claims, legal proceedings, tax audits and assessments and other contingent liabilities; future foreign currency exchange rates and fluctuations in those rates; the anticipated timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that Envista intends or believes will or may occur in the future. Terminology such as "believe," "anticipate," "should," "could," "intend," "will," "plan," "expect," "estimate," "project," "target," "may," "possible," "potential," "forecast" and "positioned" and similar references to future periods are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the risks and uncertainties set forth under "Item 1A. Risk Factors" in this Annual Report.

Forward-looking statements are not guarantees of future performance and actual results may differ materially from the results, developments and business decisions contemplated by our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Forward-looking statements contained herein speak only as of the date of this Annual Report. Except to the extent required by applicable law, we do not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

ITEM 1. BUSINESS

Overview

Envista is a global family of more than 30 trusted dental brands, including Nobel Biocare, Ormco, DEXIS and Kerr united by a shared purpose: to partner with professionals to improve lives by digitizing, personalizing and democratizing oral care. We help our customers deliver the best possible patient care through industry-leading solutions, technologies, and services. Our diversified portfolio of solutions covers a broad range of dentists' clinical needs for diagnosing, treating, and preventing dental conditions as well as improving the aesthetics of the human smile. We offer comprehensive solutions to support implant-based tooth replacements, orthodontic treatments, digital imaging and diagnostics. We further support the dental community with leading solutions in restoratives, endodontics, rotary, infection prevention and loupes.

We were formed in 2018, as a wholly-owned subsidiary of Danaher Corporation ("Danaher"), to serve as the ultimate parent company of the dental platform of Danaher. On September 20, 2019, we completed our initial public offering and on December 18, 2019, Danaher completed the disposition of its ownership interest in us.

With a foundation comprised of the proven Envista Business System ("EBS") methodology, an experienced leadership team, and a strong culture grounded in continuous improvement, commitment to innovation, and deep customer focus, we are well equipped to meet the end-to-end needs of dental professionals worldwide. We are one of the largest global dental products companies, with significant market positions in some of the most attractive segments of the dental products industry. We serve more than a million dentists in over 140 countries through one of the largest commercial organizations in the dental products industry and through our dealer partners. In 2022, we generated total sales of $2.6 billion, of which approximately 83% were derived from sales of consumables, services and spare parts.

We were built through the acquisition and integration of over 25 leading dental businesses and brands over the course of more than 15 years. Our core leadership team has been in place since 2016 and has extensive dental and healthcare industry experience and we have over 12,700 employees to execute on our purpose to partner with professionals to improve lives. Since 2016, we have leveraged EBS to streamline our operating structure, reduced our number of sites from over 230 to under 100, and significantly transformed our business. EBS is a set of lean, innovation, growth and leadership-focused tools and processes that differentiates us and underpins our competitive advantage. The application of EBS has reduced costs and business complexity, freeing up resources that we have invested in acquisitions, research and development for new product development focusing on implant-based tooth replacements, digital imaging and workflow solutions, aligners, and infection prevention as well as growing our direct sales infrastructure, especially in emerging markets (which we have historically defined as developing markets of the world, which prior to the COVID-19 pandemic, experienced extended periods of accelerated growth in gross domestic product and infrastructure, including Eastern Europe, the Middle East, Africa, Latin America and Asia (with the exception of Japan and Australia)).

The Dental market is large, attractive, and has a number of secular drivers that we believe will support growth for several years to come. These include the digitization of dental practices globally, which is transforming the way dentists diagnose and treat patients, leading to better clinical outcomes. In addition, we believe future growth in the dental industry will be driven by an aging population, the current under penetration of dental procedures, especially in emerging markets, improving access to complex procedures due to increasing technological innovation, an increasing demand for cosmetic dentistry, and the growth of Dental Service Organizations ("DSOs"), which are expected to drive increasing penetration and access to care globally. Orthodontics and implants both have less than 10% market penetration globally and are areas where we have a significant market presence.

We are a leading dental provider in emerging markets. In 2022, we generated approximately $563 million, or 22%, of our sales from emerging markets. Our growing scale in these markets has been driven by strategic investments in underpenetrated markets, to benefit from the future growth potential associated with expanding access to dental care in these regions.

Our commercial organization includes over 3,000 employees with deep clinical, product and workflow expertise who interact with customers on a daily basis. We are also a leading global provider of clinical training to enhance patient access to high-quality dental care, reaching over 250,000 dental professionals annually through more than 4,000 training and education events we directly organize. Through our trusted brands, innovative product offerings and comprehensive customer service, we have established strong relationships globally with key constituencies, including DSOs, dental specialists, general dentists, and dental laboratories. We believe the continuing expansion of our global commercial organization will provide us with significant opportunities for future growth as we increase our penetration in various geographic markets.

Innovation is a core part of our strategy and our research and development ("R&D") expenditure has been approximately $287.3 million since 2020. We target our R&D efforts to address customers' unmet needs and our commercial scale gives us deep insight into all fields of dentistry. Through our investments in R&D, we have supported multiple new product development initiatives, such as the DTX software suite, the N1™ implant system, and Spark™ clear aligners, each of which is discussed in more detail below.

Our business is operated through two segments: *Specialty Products & Technologies,* which is comprised of our Implant-Based Tooth Replacement and Orthodontic Solutions businesses, and *Equipment & Consumables*, which is comprised of our Imaging & Diagnostic Solutions and Everyday Dental businesses.

The following table presents the Company's revenues disaggregated by geographical region for the years ended December 31, 2022 and 2021 ($ in millions).

	Specialty Products & Technologies		Equipment & Consumables		Total	
Year ended December 31, 2022						
Geographical region:						
North America	$	711.1	$	655.3	$	1,366.4
Western Europe		388.9		121.1		510.0
Other developed markets		91.0		38.6		129.6
Emerging markets		407.6		155.5		563.1
Total	$	1,598.6	$	970.5	$	2,569.1
Year ended December 31, 2021						
Geographical region:						
North America	$	668.9	$	659.3	$	1,328.2
Western Europe		366.6		125.9		492.5
Other developed markets		98.2		41.2		139.4
Emerging markets		374.1		174.7		548.8
Total	$	1,507.8	$	1,001.1	$	2,508.9

Specialty Products & Technologies

Our Specialty Products & Technologies segment develops, manufactures and markets dental implant systems, including regenerative solutions, dental prosthetics and associated treatment software and technologies, as well as orthodontic bracket systems, aligners and lab products. We typically market these products directly to end-users through our commercial organization, and 89% of our 2022 sales for this segment were direct sales. In 2022, our Specialty Products & Technologies segment generated $1.6 billion of sales, representing year-over-year sales and core sales increase of 6.0% and 9.1%, respectively. In 2022, 45% of segment sales were derived from North America, 24% from Western Europe, 6% from other developed markets, and 25% from emerging markets. Sales of consumables, services and spare parts comprised 94% of segment sales in 2022. This segment is comprised of our Implant-Based Tooth Replacement and Orthodontic Solutions businesses and includes the Nobel Biocare, Ormco, Spark, Implant Direct, Alpha-Bio Tec, and Orascoptic brands among others.

Equipment & Consumables

Our Equipment & Consumables segment develops, manufactures and markets dental equipment and supplies used in dental offices, including digital imaging systems, software and other visualization/magnification systems; endodontic systems and related products; restorative materials, rotary burs, impression materials, bonding agents and cements; and infection prevention products. In 2022, our Equipment & Consumables segment generated $1.0 billion of sales. In 2022, 68% of segment sales were derived from North America, 12% from Western Europe, 4% from other developed markets, and 16% from emerging markets. We distribute our Equipment & Consumables segment products primarily through our channel partners, representing approximately 89% of sales in this segment in 2022. This segment is comprised of our Imaging & Diagnostic Solutions and Everyday Dental businesses and includes the Kerr, Metrex, DEXIS, i-CAT, and DTX brands among others.

Acquisitions and Divestitures

Our growth strategy contemplates future acquisitions and we continually evaluate potential acquisitions that either strategically fit with our existing portfolio or expand our portfolio into new and attractive business areas. Our operations and results can be affected by the rate and extent to which appropriate acquisition opportunities are available, acquired businesses are effectively integrated and anticipated synergies or cost savings are achieved. During the year ended December 31, 2022, we completed two acquisitions.

On July 5, 2022, we acquired all of the equity of Osteogenics Biomedical Inc., Allotech LLC and OBI Biologics, Inc. (together "Osteogenics") for total consideration of approximately $128.2 million, subject to certain customary adjustments as provided in the Equity Purchase Agreement dated May 17, 2022. Osteogenics develops innovative regenerative solutions for periodontists, oral and maxillofacial surgeons, and clinicians involved in implant dentistry throughout the world, and is part of the Company's Specialty Products & Technologies segment.

On April 20, 2022, we completed the acquisition of Carestream Dental Technology Parent Limited's ("Carestream Dental") intraoral scanner business (the "Intraoral Scanner Business") for total consideration of $580.3 million, including contingent consideration of $7.5 million, and subject to certain customary adjustments as provided in the Stock and Asset Purchase Agreement dated December 21, 2021 and as subsequently amended by the closing agreement dated as of April 20, 2022. The Intraoral Scanner Business manufactures, markets, sells, commercializes, distributes, services, trains, supports, and maintains operations of intraoral scanners and software, and is part of our Equipment & Consumables segment. We purchased the Intraoral Scanner Business through the acquisition of certain assets and the assumption of certain liabilities as well as the acquisition of all of the equity of certain subsidiaries of Carestream Dental.

Additionally, on December 31, 2021, we closed the divestiture of our KaVo Treatment Unit and Instrument Business (the "Divestiture"). With the Divestiture and the two recent acquisitions, we continue to make significant progress toward our long-term goal of transforming our product portfolio towards higher growth and higher margin segments of dentistry.

Restructuring Activities

We implemented significant restructuring activities across our businesses to execute our strategy, streamline operations, take advantage of available capacity and resources and to adjust our cost structure. For additional information regarding our restructuring activities, please refer to Note 20 to our audited consolidated financial statements included elsewhere in this Annual Report.

COVID-19 Impact

The extent of the impact of the COVID-19 pandemic on our business remains uncertain and difficult to predict because of the dynamic and evolving nature of the situation. The global impact of the outbreak continues to adversely affect many industries, and different geographies continue to reflect the effects of public health restrictions in various ways. The economic recovery following the impact of the COVID-19 pandemic is only partially underway and has been gradual, uneven and characterized by meaningful dispersion across sectors and regions with uncertainty regarding its ultimate length and trajectory. During the year ended December 31, 2022, notwithstanding improvement in many markets in which we operate due to a return to more normalized business operations, certain markets continued to be adversely impacted by COVID-19. In particular, sales decreased in China due to lockdowns early in the year and a subsequent relaxing of restrictions, which resulted in increased infection rates.

Please refer to "Item 1A. Risk Factors--Risks Related to Our Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed discussion of the potential impact of the COVID-19 pandemic and associated economic disruptions, and the actual operational and financial impacts that we have experienced to date.

Russia-Ukraine Conflict

Russia's invasion of Ukraine and the global response to this invasion, including sanctions imposed by the U.S. and other countries, could have an adverse impact on our business, including our ability to market and sell products in the affected regions, potentially heightening our risk of cyber security attacks, impacting our ability to enforce our intellectual property rights in Russia, creating disruptions in the global supply chain, and potentially having an adverse impact on the global economy, financial markets, energy markets, currency rates and otherwise. Russia's invasion of Ukraine did not have a material impact on our financial position or results of operations as of and for the year ended December 31, 2022.

General Economic Conditions

In addition to industry-specific factors, we, like other businesses, face challenges related to global economic conditions, including rising inflation, increasing interest rates, fluctuating foreign currency exchange rates, slowing economic growth, and continuing supply chain disruptions. Dental costs are largely out-of-pocket for the consumer and thus utilization rates can vary significantly depending on economic growth. While many of our products are considered necessary by patients regardless of the economic environment, certain products and services that support discretionary dental procedures may be more susceptible to changes in economic conditions.

Our Purpose

Our purpose is to partner with dental professionals to improve quality of life by digitizing, personalizing, and democratizing oral care.

- *Digitize*. Our broad portfolio of diagnostic equipment and clinical software solutions empowers dental professionals to effectively capture and visualize patient anatomy allowing the clinician to develop and execute integrated, efficient, and predictable treatment plans.

- *Personalize*. Our digitized workflows enable the development and communication of personalized treatment plans. When coupled with our world class implant and orthodontic solutions, we support clinicians in delivering confidence to patients around the world.

- *Democratize*. Our integrated workflows improve the efficiency of care and accelerate the productivity of clinicians, allowing them to treat more patients with more predictable outcomes. We are committed to working with dental professionals to improve access to dental care around the world.

Our Strategy

Our strategic focus is comprised of three key elements, which are based on the EBS strategic areas of Lean, Innovation, Growth and Leadership.

- "*Establish a Strong Foundation*": We have been successful in the past in driving continuous improvements and margin expansion through the application of EBS. Beginning in 2016, we consolidated our operating companies, substantially reduced our manufacturing sites, consolidated sales offices, streamlined our R&D organization, and centralized our direct and indirect procurement organizations. We simplified our portfolio by reducing the number of our imaging brands and exiting lower growth/margin businesses. We have also executed cost reduction initiatives. We continue to pursue a number of ongoing strategic initiatives across our operating companies relating to efficient sourcing and improvements in manufacturing and back-office support, all with a focus on continually improving quality, delivery, cost, growth and innovation.

- "*Reinvest for Growth*": Streamlining our business operations and reducing costs has allowed us to reposition ourselves to create a digital and consumable workflow-oriented portfolio. We have invested in our Specialty Products & Technology segment, adding manufacturing capacity and personnel to these businesses, with plans for further investment in 2023. We intend to drive shareholder value by deploying capital to acquire or invest in other businesses that strategically fit into or extend our product offering into new or attractive adjacent markets - the recent Intraoral Scanner Business and Osteogenics acquisitions are examples of this strategy in action. We are planning to expand our clinical training and education infrastructure to further increase brand loyalty, deepen our relationships with dental practitioners and further enhance patient access to high quality dental care. We believe these investments better position us to effectively meet the needs of our customers, particularly the growing DSO segment, which values a comprehensive, end-to-end product offering with the ability to roll out new technologies and procedure-focused trainings at scale.

- "*Maintain and Pursue Long-Term Market Leadership*": As we seek to continue to improve our business and drive increased cash flow, we expect to strategically invest in innovation in order to better serve our customers and accelerate organic growth. We have invested significant resources in the following areas which we believe will help drive long-term market leadership:

  - *Digital Workflow*: We have developed our Diagnostic and Treatment Planning Software, DTX, to meet the growing demands for digital connectivity of dental practices.

- *Specialty Products & Technologies*: We have launched several new products in our Orthodontic Solutions business over the past few years, which have contributed meaningfully to our overall sales in the segment. Since 2020, we have expanded capacity for our Spark clear aligners and added over 1,000 new employees to our Orthodontic Solutions business. Our R&D expenditures in our Implant-Based Tooth Replacement business accelerated the development of new implant systems such as N1. We will continue to invest in our global commercial footprint and product innovation to grow our strong position in the Implant and Orthodontics markets, both of which are underpenetrated.

- *Emerging Markets*: We are a leading dental product provider in emerging markets, with R&D, product management, operations, regulatory affairs, sales and marketing, and customer service resources focused on these markets. We have built a business that generated less than $30 million in sales in 2011 to one that generated $563 million in sales in 2022. We expect to continue to invest in emerging markets as we believe this will be a strong growth driver for our business in the future. We have succeeded in emerging markets by harnessing our existing go-to-market infrastructure, building familiarity with local customer needs and regulations, and establishing dedicated locally-based management resources.

Our Industry

Within the global dental products industry, we believe segments such as Implant-Based Tooth Replacements, Orthodontic Treatments, and Imaging and Diagnostics Solutions will grow at a more rapid pace than the overall market. We believe future growth of the dental products industry will be driven by an aging population, the current under penetration of dental procedures, especially in emerging markets, improving access to complex procedures due to increasing technological innovation, an increasing demand for cosmetic dentistry, and growth of DSOs, which are expected to drive increasing penetration and access to care globally.

While both equipment and consumables represent significant expenditures for dental service providers, the sales dynamics for each differ. The sale of equipment depends on technological advancements, dentists' willingness to invest in new technologies, opening of new offices and replacement demand. On the other hand, consumables are more dependent on patient volume. We believe large multi-category manufacturers that provide a broad portfolio of equipment and consumables have more recession-resilient product portfolios and can gain meaningful competitive advantage over their peers as larger customers increasingly seek package deals and consolidate suppliers, and digital dentistry adoption creates links between different products in the dental practitioners' offices.

While the U.S. represents a significant portion of the global dental products industry, we have also been focused on building significant scale in emerging markets. Prevalence and penetration of treatments is largely tied to socio-economic factors such as availability and affordability of care. We expect generally improving economic trends and increased consumer disposable income in emerging markets, as well as advancements in technological innovation that reduces complexity and cost and increases efficiency, will help drive penetration of dental care in these under-served markets.

Key Segments Within the Dental Products Industry

- *Implant-Based Tooth Replacements*: The implant industry is significant and enjoys higher margins and growth than the overall dental products market. The U.S. and the Greater China region represent key growth drivers for this industry. In the U.S., implant penetration far lags other developed markets such as Germany, Spain and Italy. In China, the prevalence of severe tooth loss is higher than in the U.S., while implant penetration is far below the U.S. We expect product innovation and increased affordability to help drive future growth in emerging markets.

- *Orthodontic Solutions:* Traditional wires and brackets systems continue to be the preferred choice in complex and young adult cases, due to their better clinical outcomes. In recent years, clear aligners have become an increasingly popular treatment option and are expected to grow at a significantly faster pace than traditional metal wires and brackets. Clear aligners are aesthetically pleasing and clinically proven to be effective in less severe cases, which combined with technological advancements that have significantly increased the number of providers offering orthodontic treatments, have expanded the addressable market for orthodontic procedures. Going forward, we believe this product segment will continue to grow at a high pace as aesthetics become increasingly important to patients.

- *Imaging & Diagnostics*: Imaging (both x-ray and other visualization solutions) is considered the entry-point for many dental diagnostic exams and subsequent treatments. The rapid adoption of digital technologies in the imaging segment has transformed dental practices and has increased access to care as well as the quality of care delivered to patients. We believe enhanced connectivity amongst different types of dental imaging/diagnostic equipment and integration with downstream treatment planning and treatment delivery solutions will further improve dental workflows and lead to better treatment outcomes. We believe digitalization and connectivity will continue to drive high growth in this segment.

Growth Drivers

We believe that many product offerings in our core business are underpenetrated globally and present a significant opportunity for growth through the continued penetration of our differentiated products. Beyond our core business, there are also a number of adjacent dental products, which we believe provide an opportunity to further grow and expand our product offerings in the future.

We believe continued growth in both the global dental industry and global dental products market will be driven by a variety of factors, including:

- An aging population. According to the World Health Organization, in 2020 there were nearly 1 billion people aged 60 or over in the world, comprising 13% of the global population. By 2050, that number is expected to double to approximately 2.1 billion people and comprise 22% of the world's population, largely driven by aging in low and middle-income countries. With the aging of the population, prevalence of dental conditions, including edentulism (full tooth loss), dry mouth, root and coronal caries, and periodontitis, increases. As the global population continues to age, we believe older patients will help drive increased demand for dental products and services.

- The current under penetration of dental procedures, especially in emerging markets. According to the Global Economy and Development Working Paper 100 of the Brookings Institution, it is estimated that between 2015 and 2030, the middle class population in emerging markets will grow by approximately 2.4 billion people, from 2.0 billion to 4.4 billion. This major demographic shift is generating a large, new customer base with increased access to dental products and services along with the resources to pay for them. According to the World Health Organization, the number of dentists in China is approximately 45 per 100,000 people compared to 60 in the U.S. and 85 in Germany. The expansion of training opportunities for dental professionals in emerging markets is also leading to increased patient awareness and access to premium dental products and procedures, further facilitating the market's growth.

- Improving access to complex procedures due to increasing technological innovation. The market for digital dental solutions has grown substantially in recent years due to increased demand from dentists and dental professionals for increased efficiency and better product workflows, with rapid adoption of these technologies not only in the U.S. and Europe, but also in emerging markets. Digital dental solutions enhance the workflow of dentists from diagnostics to treatment. Providing better diagnostics allows dentists to more effectively treat patient needs, often at lower cost. Beyond diagnostics, digital dental solutions are also increasingly being utilized in implant, orthodontic and restorative treatment planning. This simplifies case planning and execution, which is especially relevant for newer dentists as technology helps to de-skill complex procedures and increase outcome predictability.

- An increasing demand for cosmetic dentistry. Increased awareness of the importance of oral health maintenance and increasing consumer focus on cosmetic dentistry continues to act as a meaningful growth driver for the global dental industry. Orthodontic procedures are increasingly aesthetically driven as evidenced by the rapid adoption of clear aligners. We believe aesthetically-driven patients seeking an increasing number of tooth replacement procedures and teeth straightening procedures will continue to drive the demand for dental implants and aligners.

- Growth of DSOs, which are expected to drive increasing penetration and access to dental care globally. In the U.S. and globally, increasing demand for dental services has driven the growth of alternative care delivery networks. DSOs in the U.S. are focused on underserved markets where access to general as well as complex dental care is relatively underpenetrated. Globally, growth of private insurance as well as private provider networks provide access to more complex procedures that are not covered under social insurance. We believe the continued growth of these care delivery networks will increase demand for dental products and more complex procedures which require more advanced technologies.

Our Competitive Strengths

We believe we have significant competitive strengths, including:

◦ *Envista Business System*. We believe our deep-rooted commitment to EBS helps drive our success and market leadership and differentiates us in the dental industry. EBS encompasses not only lean tools and processes, but also methods for driving innovation, growth and leadership. Within the EBS framework, we pursue a number of ongoing strategic initiatives relating to streamlining business operations, portfolio simplification, reduction of costs, redeployment of resources, customer insight generation, product development and commercialization, efficient sourcing, and improvement in manufacturing and back-office support, all with a focus on continually improving quality, delivery, cost, growth and innovation.

◦ *Brand leadership with a long track record and strong brand recognition*. We built our business around brands with long histories of innovation and strong brand recognition in the dental products market. The founder of Nobel Biocare introduced the world's first dental implant and Nobel Biocare has since become a world leader in the field of innovative implant-based tooth replacements. Ormco has over 60 years of distinguished history providing orthodontists with high quality, innovative products. Multiple brands within our Imaging & Diagnostic Solutions and Everyday Dental businesses have more than 100 years of history in dental products. We believe the long history and leadership of our well-known brands in the dental products industry enhances our connections with both patients and providers and supports our strong market position.

◦ *Attractive portfolio with leadership in key attractive segments*. We believe we have one of the most attractive offerings in the industry, enabling us to be a vendor of choice for many dental practitioners, dental laboratories, distributors and DSOs. The breadth and depth of our product offerings address a broad range of dentists' clinical needs from consumables to digital equipment solutions. Our catalog of products covers the spectrum from value-focused products to premium brands, allowing providers to fully address patient needs in different market segments. Within our product portfolio, we believe we are one of the largest manufacturers in implants and orthodontics and have one of the largest installed bases of imaging devices. Our broad product offering positions us particularly well to serve the needs of DSOs, which have been one of the fastest growing segments of our customer base.

◦ *Global commercial reach*. Our operating companies serve more than a million dentists in over 140 countries through one of the largest customer-facing sales teams in the dental products industry and through a diverse, global dealer network. We believe our diverse sales channels, global manufacturing and distribution, and local market knowledge help us to better address customers' needs. We are also a leading global provider of clinical training to enhance patient access to high-quality dental care. In 2022, we generated 51% of our sales from markets outside of the U.S.

◦ *Strong position in emerging markets*. Emerging markets represented 22% of our total sales in 2022. We are a leading dental provider in emerging markets with dedicated R&D, product management, operations, regulatory affairs, sales and marketing, and customer service resources focused on these markets. With this structure, we believe that we are well positioned to capture additional share in emerging markets.

◦ *Track record of innovation*. Our operating companies have a long track record of successful innovation, having pioneered many new dental product categories since their inception. Our strong commercial infrastructure allows us to obtain insights into unmet needs at the practitioner level and translate them into differentiated products. Our focus on innovation has yielded many differentiated products over the years, such as NobelActive dental implants, Damon bracket and wire system and i-CAT 3D imaging system. Our new product development activities are complemented by externally sourcing technologies through a broad network of partnerships, collaborations, and investments involving third-party research institutions, universities and innovative start-up companies.

◦ *Experienced management team with extensive dental industry experience*. Our executive officer team has extensive dental and healthcare industry experience and a proven track record of applying EBS to execute on our strategic and operational goals. Under their leadership, we have undertaken a significant transformation to better position our business for organic and inorganic growth and diversify our sales globally. We believe our management team will continue to drive growth and profitability in our business in the future.

Our Business Segments

The table below describes the percentage of our total annual sales attributable to each of our segments over each of the three years ended December 31, 2022. For additional information regarding sales, operating profit and identifiable assets by segment, please refer to Note 23 in our audited consolidated financial statements included elsewhere in this Annual Report.

	2022	**2021**	**2020**
Specialty Products & Technologies	62%	60%	58%
Equipment & Consumables	38%	40%	42%

Specialty Products & Technologies

Our Specialty Products & Technologies segment, including our Nobel Biocare and Ormco brands, develops, manufactures and markets dental implant systems, including regenerative solutions, dental prosthetics and associated treatment software and technologies, as well as orthodontic bracket systems, aligners and lab products. We have a strong direct relationship with our customers through a sales force of more than 2,300 employees. In 2022, direct sales to end-users represented 89% of segment sales and sales from consumables, services and spare parts comprised 94% of segment sales. We believe strong industry fundamentals and new product solution introductions in this segment will continue to drive substantial growth for us.

Implant-Based Tooth Replacements

We are a world leader in the field of innovative implant-based tooth replacements offering a full portfolio of solutions that enable dentists to deliver single-tooth to full-mouth restorations. One of our brands, Nobel Biocare is the pioneer of implant science grounded in clinical research and has introduced a number of solutions that have become widely adopted in the premium implant industry. Our comprehensive product offering includes dental implant systems, guided surgery systems, biomaterials, and prefabricated and custom-built prosthetics. We also offer a comprehensive education program to fully train our broad range of clinical customers, from clinicians performing basic implant procedures to the most advanced practitioners, with the goal of enhancing patient access to high-quality dental care. Our customers include oral surgeons, prosthodontists and periodontists. Other well-known implant brands in our portfolio include Alpha-Bio Tec, Implant Direct, and Nobel-Procera™.

The table below provides a summary description of select solutions and products offered by our Implant-Based Tooth Replacement business:

Implants		• Comprehensive portfolio of implant systems • Implants designed for high primary stability and immediate placement • Advanced surface treatments that optimize tissue integration • Innovative treatment protocols for single-tooth to full-arch tooth replacements
Biomaterials		• Extensive offering of solutions for guided bone and tissue regeneration including: membranes, bone grafts, & wound dressings
Implant Prosthetics		• Standard & customized abutments • Customized crowns, bridges, and other dental prosthetics produced using CAD/CAM technology

Our Implant-Based Tooth Replacement brands have a long history of innovation, which include both the first documented case of a titanium implant placement in a human and introduction of the concept of living bone adhering to an artificial implant (known as osseointegration). Today, our Nobel Biocare brand offers several implant systems and is integrating them with the DTX suite of software applications described below. Currently, NobelActive is our top implant system in terms of sales and number of placements. NobelActive offers high primary stability allowing patients to receive and use prosthetics the same day as the implant is placed. The most recent example of our innovation leadership is the N1 implant system, which was launched in Europe in 2020 and received clearance from the U.S. Food and Drug Administration in 2021, with authorization for sale in further regions pending, and which we believe will be a significant product and will simplify the implant procedure. N1's unique implant and site preparation method was created with the goal to reduce complexity and streamline workflows during implant and restorative procedures. Through our Implant Direct and Alpha-Bio Tec value implant businesses, we also offer a variety of implant systems that cover a broad range of price points in the market. Implant Direct also offers a complete prosthetic portfolio which includes our SMARTbase™ abutments. Our recent Osteogenics acquisition added innovative regenerative solutions to our portfolio.

Since being acquired in 2014, Nobel Biocare has focused on reinvigorating its product offerings and has released over 30 new products. Among these are, the comprehensive software packages 'DTX Studio Implant,' which is used for treatment planning of dental implants, and 'DTX Studio Lab,' which is used for prosthetics treatment planning. These software packages are now integrated in our broader DTX software suite, which also includes the new 'DTX Studio Clinic' software package offered with our imaging devices. With DTX, clinicians can use one software ecosystem from image acquisition and diagnosis to treatment planning, implant surgery, and restoration planning and placement, as well as collaborate with treatment partners such as other dentists or laboratories on one digital platform. We believe this will enable significant clinical workflow efficiencies and more predictable clinical outcomes.

Orthodontic Solutions

For over 60 years, our Orthodontic Solutions businesses have provided orthodontic professionals with high quality, innovative products backed by educational support to enhance the lives of their patients. We are a leading manufacturer and provider of advanced orthodontic technology and services designed to move malpositioned teeth and jaws. Our products include brackets and wires, tubes and bands, archwires, clear aligners, digital orthodontic treatments, retainers, and other orthodontic laboratory products, and are marketed under the Ormco™, Damon™, Insignia™, AOA™ and Spark™ brands. We also offer a comprehensive education system to fully train our clinical customers from basic to the most advanced movements, with the goal of enhancing patient access to high-quality dental care. Customers of our Orthodontic Solutions are primarily orthodontists.

The table below provides a summary description of select solutions and products offered by our Orthodontic Solutions business:

Aligners		• Clear plastic aligners designed as a highly aesthetic option to move teeth
Bracket & Wires		• Portfolio includes passive self-ligating bracket and wire system using low force levels and enabling fast treatments • Variety of bracket & wires for consistent delivery of forces throughout orthodontic treatments

We are a leader in passive self-ligating metal brackets, marketed as the Damon System. Passive self-ligation is a method of moving teeth using a fraction of the force levels required by brackets that utilize ligatures. In 2018, we launched our next generation product, DQ2™, which offers twice the rotational control as the predecessor bracket, allowing for optimal precision, predictability and efficiency. In 2018, we launched Symetri™ Clear, an advanced aesthetic ceramic bracket designed for refined strength, patient comfort and easy debonding without fracturing. In 2019, we launched SmartArch™, a patented laser-engineered archwire designed to enable clinicians to move into a finish wire after just two archwires, reducing treatment time. In 2021, we launched the Damon Ultima™ System, a revolutionary passive self-ligation braces technology that is the first true full-expression system designed for faster and more precise finishing. Most recently, in 2022 we launched the Ultima™ Hook, the only re-positionable hook designed to save time for doctors.

Having historically focused on brackets and wires, we commercially launched our clear aligner system in several markets including North America, Europe, and China. Spark is a clear aligner system designed for mild to complex malocclusion that is made with TruGEN™ and TruGEN XR™, the latest generation of aligner material. It is designed to deliver higher sustained force retention for efficiency and a high level of transparency for aesthetics. Spark aligners are also designed with polished, scalloped edges to enhance patient comfort. Over the past three years, we launched a suite of upgrades to our Spark clear aligner Approver™ software designed to improve the customer experience with flexibility and customization features. In addition, we introduced a number of new aligner features including TruRoot for Spark™ Clear Aligners that allow doctors to see actual roots in the treatment plan; and Spark's Integrated Hooks, the innovative alternative to traditional hooks and button cutouts. We also partnered with industry leading intra oral scanner companies as part of our commitment to making imaging integrations seamless. We believe that Spark will provide growth opportunities for our Orthodontic Solutions business over the next several years.

Equipment & Consumables

Our Equipment & Consumables segment develops, manufactures and markets dental equipment and supplies used in dental offices, including digital imaging systems, software and other visualization/magnification systems; endodontic systems and related products; restorative materials, rotary burs, impression materials, bonding agents and cements; and infection prevention products. Products in this segment are sold primarily through dental distributors, with 89% of segment sales for the year ended December 31, 2022 made through our channel partners. Sales from consumables, services and spare parts comprised approximately 65% of segment sales in 2022.

Imaging & Diagnostic Solutions

Our Imaging & Diagnostic Solutions business is focused on imaging, X-ray, and intraoral scanner solutions used in dental offices, clinics and hospitals. The dental imaging business was primarily established through the acquisition of Gendex in 2004 and PaloDEx™ Group Oy in 2009, but also includes products from numerous other acquisitions, including the acquisition of Carestream's Intraoral Scanner business in 2022. Our equipment products are marketed under a variety of brands, including DEXIS, Gendex, and i-CAT.

The table below provides a summary description of select solutions and products offered by our Imaging & Diagnostic Solutions business:

2D/3D Imaging		• 3D / CBCT (Cone-Bean Computed Tomography) imaging system with a wide range of field of views and low dose scanning • Modular 2D/3D imaging system providing a range of fields of view at a low radiation dose • Intraoral X-Ray sensors with high image quality, durable housing, and efficient workflow software
Intra-Oral Scanners		• High performance intra-oral scanners used to create vibrant, full HD 3D images of teeth and mouth
Clinical Software		• Software enabling efficiencies in dental practice workflow; allows access to broad variety of clinical patient images and treatment planning in one system

Our Imaging business was the pioneer in 2D/panoramic and 3D imaging and has one of the largest installed bases of dental imaging devices in the industry with over 150,000 imaging devices currently utilized in dental practices. We hold a leading position in 3D imaging through the i-CAT and DEXIS brands. The i-CAT FLX V17 is the business' latest 3D CBCT offering and features a wide range of field of views, enabling a clinician to capture high quality images of the full oral-facial complex at high resolution with low radiation. This helps clinicians to more effectively treat orthodontics, complex oral surgery, implantology and airway cases. Beginning in 2017, we launched the OP3D™ family, a scalable modular imaging system, providing clinicians with the flexibility to upgrade to the latest 3D imaging technology as they expand their capabilities and grow their practices. Our DEXIS brand is an industry leader in intraoral X-Ray digital sensors, which provide two-dimensional images of the mouth. The DEXIS Titanium™ is our flagship sensor and captures high quality images with low radiation and has advanced durable materials that make it highly reliable. Our acquisition of the Intraoral Scanner Business in April 2022 added intraoral scanners and related software to our Imaging portfolio.

The 'DTX Studio Clinic' software package is offered on many of our imaging products, allowing dental professionals to store and access a broad variety of clinical patient images (e.g., 2D/3D/IOS/pictures) in one place. In combination with the 'DTX Studio Implant' and 'DTX Studio Lab' software packages, clinicians can use one software ecosystem from image acquisition and diagnosis to treatment planning, implant surgery and restoration planning and placement, as well as collaborate with treatment partners such as other dentists or laboratories on one digital platform. We believe this will enable significant clinical workflow efficiencies and more predictable clinical outcomes.

Everyday Dental Solutions

Our Everyday Dental business markets a broad offering of general dental products that are used in dental offices, clinics and hospitals. The business was primarily established through the acquisition of Sybron Dental Specialties in 2006, as well as numerous other acquisitions. Our products are marketed under a variety of brands, including Kerr™, Metrex™, Total Care, Pentron™, Optibond™, Harmonize™, Sonicfill™, Sybron Endo™ and CaviWipes™.

The table below provides a summary description of select solutions and products offered by our Everyday Dental business:

Endodontics		• Comprehensive range of endodontic instruments, files, and materials aimed at preserving natural dentition and minimizing patient pain
Restoratives		• Full range of composites, cement, and bonding agents used to restore teeth
Infection Prevention Solutions		• Ready-to-use surface disinfectants that are effective against a wide variety of viruses, bacteria, and fungi

Our products have strong brand and product recognition across many product categories, including restorative, endodontics, and infection control. We offer several products designed to repair and restore fractured or otherwise damaged teeth. The SonicFill composite bulk fill system replaces conventional time-consuming, multi-stage layering techniques with a single fill system that eliminates a liner or final capping layer. We also offer cements and bonding agents, including the leading OptiBond™ line of products. Our Endodontics business offers a variety of products used in the endodontic workflow which help clinicians to locate, shape, clean and fill root canals. We also produce curing lights and other products including impression materials, burs, amalgams and waxes under several brands. During 2020, we launched SimpliShade™, a universal composite featuring three shades resulting in quicker shade-matching, leading to faster chair times and streamlining restoration workflows and inventory management. In 2022, we introduced the ZenFlex ONE file system for endodontic root canal procedures, offering high cutting efficiency and minimal invasiveness at an affordable price.

Through our Metrex brand, we have a significant position within infection prevention products, which include the CaviWipes and CaviCide™ product lines and are well positioned in both the dental and general medical market segments. In 2022, we launched CaviWipes HP, the newest member of the CaviWipes family providing a fast one minute universal contact time from an alcohol-free hydrogen peroxide formulation that qualifies for the EPA's Emerging Viral Pathogen claim.

International Operations

We are a global dental company. Our products and services are available worldwide, and our principal markets outside the U.S. are in Europe, Asia, the Middle East and Latin America. In 2022, we generated 53% of our sales in North America, 20% of our sales in Western Europe, 22% of our sales in emerging markets and 5% of our sales in other developed markets.

We also have operations around the world, and this geographic diversity allows us to draw on the skills of a worldwide workforce, provides greater stability to our operations, allows us to drive economies of scale, provides sales streams that may help offset economic trends that are specific to individual economies and offers us an opportunity to access new markets for products. In addition, we believe that our future growth depends in part on our ability to continue developing products and sales models that successfully target emerging markets.

The manner in which our products and services are sold outside the U.S. differs by business and by region. Most of our sales in non-U.S. markets are made by our subsidiaries located outside the U.S., though we also sell directly from the U.S. into non-U.S. markets through various representatives and distributors and, in some cases, directly. In countries with low sales volumes, we generally sell through representatives and distributors.

Information about the effects of foreign currency fluctuations on our business is set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." For a discussion of risks related to our non-U.S. operations and foreign currency exchange, please refer to "Item 1A. Risk Factors—Risks Related to Our Business" and "Risks Factors—General Risks."

Sales and Distribution

Typical customers and end-users of our products include general dentists, dental specialists, dental hygienists, dental laboratories and other oral health professionals, including DSOs, as well as educational, medical and governmental entities and third-party distributors. These customers choose dental products based on the factors described under the section entitled "Business—Competition."

In 2022, we distributed approximately 41% of our products through third-party distributors. Certain highly technical products, such as dental implant systems, orthodontic appliances, dental laboratory equipment and consumables, and endodontic instruments and materials are typically sold directly to dental professionals and dental laboratories.

One customer, Henry Schein, Inc. ("Henry Schein"), accounted for approximately 11% of our sales for 2022, 12% of our sales for 2021 and 11% of our sales for 2020. Other than Henry Schein, no single customer accounted for more than 10% of combined sales in 2022, 2021, or 2020.

While a sizable portion of our sales are derived from distributors, most of our marketing and advertising activities are directed towards the end-users of our products (e.g., dentists, hygienists and other oral health professionals, DSOs, laboratories and universities). In addition to our marketing efforts, as noted above, we conduct significant training and education programs globally for these end-users to enhance patient access to high-quality dental care. In these programs, our employees and/or experts in the respective clinical fields demonstrate the proper use of our products. We maintain educational and consulting relationships with key experts who assist us in developing new products, new indicated uses for our products and educational programs for health care providers and consumers. We also maintain educational and consulting relationships with dental associations around the world.

Research and Development

We invest substantially in the development of new products. We conduct research and development activities for the purpose of designing and developing new products and applications that address customer needs and emerging trends, as well as enhancing the functionality, effectiveness, ease of use and reliability of our existing products. Our research and development efforts include internal initiatives as well as collaborations with external parties such as research institutions, dental and medical schools and initiatives that use licensed or acquired technology. We expect to continue investing in research and development at a rate consistent with our past practice, with the goal of maintaining or improving our competitive position, and entering new markets.

We generally conduct research and development activities on a business-by-business basis, primarily in North America, the Middle East, Asia and Europe. We anticipate that we will continue to make significant expenditures for research and development as we seek to provide a continuing flow of innovative products to maintain and improve our competitive position. For a discussion of the risks related to the need to develop and commercialize new products and product enhancements, please refer to "Item 1A. Risk Factors—Risks Related to Our Business." Customer-sponsored research and development was not significant in 2022, 2021 or 2020.

Intellectual Property

We own numerous patents, trademarks, copyrights, trade secrets and licenses to intellectual property owned by others. Although in the aggregate our intellectual property is important to our operations, we do not consider any single patent, trademark, copyright, trade secret or license to be of material importance to any segment or to the business as a whole. Our products and technologies are protected by over 1,900 granted patents. From time to time, we engage in litigation to protect our intellectual property rights. For a discussion of risks related to our intellectual property, please refer to "Item 1A. Risk Factors—Risks Related to Our Business." All capitalized brands and product names throughout this document are trademarks owned by, or licensed to, us.

Human Capital Resources

As of December 31, 2022, we employed approximately 12,700 persons, of whom approximately 3,000 were employed in the U.S. and approximately 9,700 were employed outside of the U.S. We have collective bargaining arrangements and union contracts in certain countries, particularly in Europe where certain of our employees are represented by unions and/or works councils. For a discussion of risks related to employee relations, please refer to "Item 1A. Risk Factors—General Risks."

Our success depends on our ability to attract, develop and retain a talented employee base. We aspire to help our employees thrive both personally and professionally. As part of these efforts, we strive to embody our core values, offer a competitive compensation and benefits program, foster a community where everyone feels included, respected and engaged, and provide ample professional development opportunities.

Our Board of Directors reviews human capital matters at each quarterly meeting, including periodic updates on succession planning, leadership development, talent acquisition and retention, diversity and inclusion, employee engagement, total rewards, and culture of the Company, among other topics. The Compensation Committee of the Board of Directors oversees our executive and equity compensation programs. We evaluate and manage risks relating to our human capital strategy as part of our enterprise risk management program.

Core Values

We endeavor to embody our values in everything we do and in our various programs and initiatives:

- **C**ustomer Centricity
- **I**nnovation
- **R**espect
- **C**ontinuous Improvement
- **L**eadership

Compensation and Benefits Program

Our compensation programs and practices are designed to attract employees, motivate and reward performance, drive growth and support retention. We offer competitive compensation packages based on market data, which include base salary with annual merit increases and may also include annual cash performance incentives, commissions, overtime opportunities, allowances and, in some countries where these are customary, additional monthly payments. In addition, employees in select senior management roles may receive long-term compensation in the form of equity awards. We regularly review our compensation structure to ensure that we remain competitive, reward top performance, as well as to ensure internal equity. We are pleased that we maintained 99% gender pay equity in the U.S. and 99% race/ethnicity pay equity in the U.S. in 2022. In the U.S., our benefits package includes health (medical, dental & vision) insurance, paid time off, paid parental leave, a retirement plan and life and disability coverage. Outside of the U.S., we offer our employees robust benefits based on local regulations and best practices of the countries in which we operate. Globally, we offer an Employee Assistance Program to all employees to support the mental health and well-being of employees and their families.

Diversity and Inclusion

Our commitment to diversity and inclusion supports the ability of our employees to show up every day as their authentic selves, creating greater opportunities for teamwork, more thoughtful debate, and more reasons to celebrate. We are committed to a culture where diversity, respect, belonging and authenticity are valued. We drive diversity and inclusion by way of diverse candidate slates for executive and professional level roles and sales roles and we ensure succession plan talent is diverse in representation. We have a Diversity and Inclusion (D&I) Council, consisting of leaders within the Company to drive accountability and results for our diversity and inclusion strategic efforts and initiatives. We have four standing Diversity and Inclusion Committees in the areas of talent acquisition and engagement, education and learning, events and celebrations, and global communication. We have two Employee Resource Groups: a women's and multicultural employee resource group, as well as learning events during historical heritage months throughout the year to celebrate our workforce. In 2022, we hosted multiple Company-wide D&I events for our employees, customers and dental students. Additionally, we have strategically partnered with the Consortium for early career diverse talent and with historically Black colleges and universities (HBCUs) and Hispanic Serving Institutions (HSIs) to further advance our workforce diversity efforts.

Learning and Development Opportunities

We aim to empower our employees to thrive in their current roles, as well as to support employees' aspirations to move into different roles. We have a promote-from-within culture with opportunities across our operating companies. We periodically assess succession planning for certain key positions and review our workforce to identify high potential employees for future growth and development. We support our employees through a multitude of training and development programs, including training on our EBS and EBS tools through our Envista Business System University, individual development plans (which encourages our employees to take charge of their learning and growth opportunities and provides access to hundreds of online courses), job rotations, and various management trainings. We also have several programs focused on early career development, including internship programs and our six-year General Management Development Program. This commitment to our employees' professional development reflects both our Continuous Improvement and Leadership core values.

Employee Engagement

In 2022, we completed our second annual employee engagement survey as a standalone public company. We had a 91% participation rate in this survey, with 78% of respondents reporting feeling engaged at work and 82% believing their managers are leading effectively. The results of this survey showed improvement from our inaugural survey. We use the feedback from these surveys to better understand whether our employees have the tools, resources, training and development opportunities to succeed. We assess our employee engagement annually and future surveys will help us benchmark our progress over time and compare our results with companies in our sector. Communication is at the core of our engagement efforts and we host monthly CEO Forums for all employees, to keep our employees informed and to provide opportunities for employees globally to ask senior management questions.

Community

Our employees have a long history of providing support and care in our communities, donating time, resources, and funds to local causes. In March 2021, we leveraged our expertise in oral health and founded the Envista Smile Project, a 501(c)(3) philanthropic foundation designed to improve the smiles and oral health of disadvantaged communities by supporting increased access to oral care and oral health education. The Envista Smile Project's mission is to collaborate with dental professionals and Envista employee volunteers to donate products, treatment, and oral health education to communities in need around the world. The Envista Smile Project's giving strategy focuses on three areas: mission trips, education, and monetary donations to oral health focused, non-profit organizations.

Safe Work Environment

We value the safety of our employees and in 2022, have further enhanced our safety program for remote and field-based employees. Environmental health and safety ("EHS") significant sites, such as manufacturing, distribution, research and development sites and large offices, are supported through a combination of on-site and remote EHS professionals. Incident reporting and investigation, auditing, and corporate oversight provide for a collaborative and transparent environment to address and minimize potential gaps.

Additional information about our human capital resources, as well as information related to our sustainability efforts, is included in our annual Sustainability Report (located on the Investors subpage of our website www.envistaco.com). Information on our website, including the Sustainability Report, shall not be deemed incorporated by reference into this Form 10-K.

Materials

Our manufacturing operations employ a wide variety of raw materials, including metallic-based components, electronic components, chemicals, plastics and other petroleum-based products, and prices of oil and gas also affect our costs for freight and utilities. We purchase raw materials from a large number of independent sources around the world. No single supplier is material, although for some components that require particular specifications or qualifications there may be a single supplier or a limited number of suppliers that can readily provide such components. We utilize a number of techniques to address potential disruption in and other risks relating to our supply chain, including in certain cases the use of safety stock, alternative materials and qualification of multiple supply sources. During 2022, we had no raw material shortages that had a material effect on our business. For a further discussion of risks related to the materials and components required for our operations, please refer to "Item 1A. Risk Factors—Risks Related to Our Business."

Competition

Although our businesses generally operate in highly competitive markets, our competitive position cannot be determined accurately in the aggregate or by segment, since none of our competitors offer all of the same product and service lines and serve all of the same markets as we do. Because of the range of the products and services we sell and the variety of markets we serve, we encounter a wide variety of competitors, including well-established regional competitors, competitors who are more specialized than we are in particular markets, as well as larger companies or divisions of larger companies with substantial sales, marketing, research and financial capabilities. We face increased competition in a number of our served markets as a result of the entry of competitors based in low-cost manufacturing locations, and increasing consolidation in particular markets. Key competitive factors vary among our businesses and product and service lines, but include the specific factors noted above with respect to each segment and typically also include price, quality, performance, delivery speed, applications expertise, distribution channel access, service and support, technology and innovation, breadth of product, service and software offerings and brand name recognition. For a discussion of risks related to competition, please refer to "Item 1A. Risk Factors—Risks Related to Our Industry."

Seasonal Nature of Business

Based on historical experience, we generally have more sales in the second half of the calendar year than in the first half of the calendar year, with the first quarter typically having the lowest sales of the year. Based on historical customer buying patterns, we generally have more sales in the fourth quarter than in any other quarter of the year, driven in particular by capital spending in our Equipment & Consumables segment. As a result of this seasonality in sales, profitability in our Equipment & Consumables segment also tends to be higher in the second half of the year. There are no assurances that these historical trends will continue in the future.

Regulatory Matters

We face extensive government regulation both within and outside the U.S. relating to the development, manufacture, marketing, sale and distribution of our products, software and services. The following sections describe certain significant regulations applicable to our operations. These are not the only regulations that our businesses must comply with. For a description of risks related to the regulations that our businesses are subject to, please refer to "Item 1A. Risk Factors—Risks Related to Laws and Regulations."

Medical Device Regulations

Most of our products are classified as medical devices and are subject to restrictions under domestic and foreign laws, rules, regulations, self-regulatory codes, circulars and orders, including, but not limited to, the U.S. Food, Drug, and Cosmetic Act (the "FDCA"). The FDCA requires these products, when sold in the U.S., to be safe and effective for their intended uses and to comply with the regulations administered by the U.S. Food and Drug Administration (the "FDA"). The FDA regulates the design, development, research, preclinical and clinical testing, introduction, manufacture, advertising, labeling, packaging, marketing, distribution, import and export and record keeping for such products. Certain medical device products are also regulated by comparable agencies in non-U.S. countries in which they are produced or sold.

Unless an exemption applies, the FDA requires that a manufacturer introducing a new medical device or a new indication for use of an existing medical device obtain either a Section 510(k) premarket notification clearance or a premarket approval ("PMA") before introducing it into the U.S. market. The type of marketing authorization is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes (Class I, II or III) based on the degree of risk the FDA determines to be associated with a device and the level of regulatory control deemed necessary to ensure the device's safety and effectiveness.

Our products are either classified as Class I or Class II devices in the U.S. Most of our Class II and certain of our Class I devices are marketed pursuant to 510(k) pre-marketing clearances. The FDA also enforces additional regulations regarding the safety of X-ray emitting devices that we currently market. The process of obtaining a Section 510(k) clearance generally requires the submission of performance data and clinical data, which in some cases can be extensive, to demonstrate that the device is "substantially equivalent" to a device that was on the market before 1976 or to a device that has been found by the FDA to be "substantially equivalent" to such a pre-1976 device. A predecessor device is referred to as "predicate device." As a result, FDA clearance requirements may extend the development process for a considerable length of time.

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device has received 510(k) clearance for a specific intended use, any change or modification that significantly affects its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, may require a new 510(k) clearance or PMA approval and payment of an FDA user fee. The determination as to whether or not a modification could significantly affect the device's safety or effectiveness is initially left to the manufacturer using available FDA guidance; however, the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained.

Any devices we manufacture and distribute are subject to pervasive and continuing regulation by the FDA and certain state agencies. These include product listing and establishment registration requirements, which help facilitate FDA inspections and other regulatory actions. As a medical device manufacturer, all of our manufacturing facilities are subject to inspection on a routine basis by the FDA. We are required to adhere to the Current Good Manufacturing Practices ("cGMP") requirements, as set forth in the Quality Systems Regulation ("QSR"), which require, manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all phases of the design and manufacturing process.

We must also comply with post-market surveillance regulations, including medical device reporting, or MDR, requirements which require that we review and report to the FDA any incident in which our products may have caused or contributed to a death or serious injury. We must also report any incident in which our product has malfunctioned if that malfunction would likely cause or contribute to a death or serious injury if it were to recur.

Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Medical devices approved or cleared by the FDA may not be promoted for unapproved or uncleared uses, otherwise known as "off-label" promotion. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

In the European Union, our products are subject to the medical device laws of the various member states, which are currently based on a Directive of the European Commission. However, the EU has adopted the EU Medical Device Regulation (the "EU MDR") which imposes stricter requirements for the marketing and sale of medical devices, including in the area of clinical evaluation requirements, quality systems and post-market surveillance. Manufacturers of currently approved medical devices had until May 2021 to meet the requirements of the EU MDR. Complying with the EU MDR required modifications to our quality management systems, additional resources in certain functions, and required and will continue to require updates to technical files, among other changes.

Other Healthcare Laws

In addition to the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and similar anti-bribery laws, we are also subject to various health care related laws regulating fraud and abuse, research and development, pricing and sales and marketing practices and the privacy and security of health information, including the U.S. federal regulations described below. Many states, foreign countries and supranational bodies have also adopted laws and regulations similar to, and in some cases more stringent than, the U.S. federal regulations discussed above and below.

- ◦ The Federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration in any form (including any kickback, bribe, or certain rebate), directly or indirectly, to induce or reward the referral of business payable under a government healthcare program, such as Medicare or Medicaid, or in return for the purchase, lease, order, arranging for, or recommendation of items or services covered under a government health care program. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

- ◦ The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") prohibits knowingly and willfully (1) executing, or attempting to execute, a scheme to defraud any health care benefit program, including private payors, or (2) falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Similar to the Federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation.

- ◦ The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal health care program, knowingly makes, uses or causes to be made or used, a false record or statement material to a false or fraudulent claim, or knowingly makes a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. Federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

- ◦ The federal Civil Monetary Penalties Law prohibits, among other things, the offering or transferring of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary's selection of a particular supplier of Medicare or Medicaid payable items or services.

- ◦ The Open Payments Act requires manufacturers of medical devices covered under Medicare, Medicaid or the Children's Health Insurance Program, subject to specific exceptions, to record payments and other transfers of value to a broad range of healthcare providers (including dentists) and teaching hospitals and to report this data as well as ownership and investments interests held by the physicians described above and their immediate family members to the Department of Health and Human Services ("HHS") for subsequent public disclosure. Similar reporting requirements have also been enacted on the state level, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with health care professionals.

Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers. Analogous U.S. state laws and regulations, such as state anti-kickback and false claims laws, also may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers. Further, there are state laws that require medical device manufacturers to comply with the voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

For a discussion of risks related to regulation by the FDA and comparable agencies of other countries, and the other regulatory regimes referenced above, please refer to "Item 1A. Risk Factors—Risks Related to Laws and Regulations."

Healthcare Reform

In the U.S. and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. For example, there have been numerous political and legal efforts to expand, repeal, replace or modify the U.S. Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the "PPACA"), since the law's enactment. The U.S. Supreme Court rejected the latest such case on June 17, 2021, when the Court held that the plaintiffs lacked standing to challenge the PPACA's requirement to obtain minimum essential health insurance coverage or the individual mandate and dismissed the case without specifically ruling on the constitutionality of the PPACA. Federal regulatory agencies continue to interpret and modify PPACA regulations and guidance related to the PPACA, often as a result of presidential directives or the interplay with state law requirements.

Moreover, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for medical products. Individual states in the U.S. have also become increasingly active in implementing regulations designed to control product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing.

Coverage and Reimbursement

Dental procedures and products are often paid for out-of-pocket. For products where third-party coverage and reimbursement is available, sales will depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. These third-party payors are increasingly reducing reimbursements for medical products and services and, in international markets, many countries have instituted price ceilings on specific products and therapies. Price ceilings, decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce dentist usage and patient demand for the product.

Data Privacy and Security Laws

As a global manufacturer of medical devices, having access to and processing confidential, personal and/or sensitive data in the course of our business, we are subject to U.S. (federal and state) and international data privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal and/or sensitive information. Failure to comply with these statutory requirements, or mere publication of data breaches pursuant to these statutory requirements, can subject our company to legal, regulatory, and reputational risks, as well as the financial risks that can accompany regulatory investigations and enforcement actions and private litigation.

For example, in the U.S., HIPAA privacy, security, and breach notification rules require certain of our operations to maintain controls to protect the confidentiality, availability, and integrity of patient health information. In addition, individual states regulate data breach notification requirements as well as more general privacy and security requirements. Entities that are found to be in violation of HIPAA, for example as the result of a breach of unsecured protected health information, a complaint about privacy practices, or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

The Health Information Technology for Economic and Clinical Health ("HITECH") Act was enacted as an update to HIPAA and makes business associates of covered entities directly liable for compliance with certain HIPAA requirements, strengthens the limitations on the use and disclosure of protected health information without individual authorizations, and contemplates enforcement of noncompliance with HIPAA due to willful neglect. These changes have stimulated increased enforcement activity and enhanced the potential that health care providers will be subject to financial penalties for violations of HIPAA. In addition, the Secretary of HHS is required to perform periodic audits to ensure covered entities (and their business associates, as that term is defined under HIPAA) comply with the applicable HIPAA requirements, increasing the likelihood that a HIPAA violation will result in an enforcement action.

In addition to the federal HIPAA regulations, most states also have laws that protect the confidentiality and security of sensitive personal information, and a minority of states explicitly include health information within the scope of the law. These state laws can differ in scope compared to HIPAA, and could apply to protect information or be triggered to report a data breach even where HIPAA does not (and vice-versa). Certain of these laws grant individuals rights to access, correct, or delete personal information, and we may be required to expend significant resources to comply with these laws. Further, all 50 states and the District of Columbia have adopted data breach notification laws that impose, in varying degrees, an obligation to notify affected persons and/or state regulators in the event of a data breach or compromise, including when their personal information has or may have been acquired by an unauthorized person.

Some state breach notification laws may also impose physical and electronic security requirements regarding the safeguarding of personal information, such as social security numbers and bank and credit card account numbers. Violation of state privacy, security, and breach notification laws can trigger significant monetary penalties or significant legal liability. In addition, certain states' privacy, security, and data breach laws, including, for example, the California Consumer Privacy Act (as amended by the California Privacy Rights Act, the "CCPA"), include private rights of action that may expose us to private litigation regarding our privacy and security practices and significant damages awards or settlements in civil litigation. Numerous other states have adopted within the past three years or are in the process of adopting various privacy-related laws and regulations. Complying with comprehensive state privacy laws and other existing, emerging and changing privacy requirements could cause the Company to incur substantial costs or require it to change its business practices and policies.

We are also subject to the General Data Protection Regulation ("GDPR"), the primary data protection law in the European Union and European Economic Area (collectively, the EU), as well as associated EU member state data protection laws and the UK GDPR in the United Kingdom. These laws impose significant requirements for covered businesses (controllers and processors) of personal data, including, for example, standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals, an individual data rights regime, timelines for data breach notifications, limitations on retention and secondary uses of information, requirements pertaining to health data and pseudonymised (i.e., deidentified) data, restrictions on data transfers outside of the EU, and obligations when we contract third-party processors in connection with the processing of personal data. The GDPR allows EU member states certain flexibility to make additional laws and regulations concerning the same issues, including, for example, further limiting the processing of genetic, biometric or health data. Failure to comply with the requirements of the GDPR may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher. Other administrative penalties may be imposed under the applicable national data protection laws of the EU member states.

On August 20, 2021, China promulgated the Personal Information Protection Act Law ("PIPL"), which took effect on November 1, 2021. The PIPL imposes specific rules for processing personal information and it also specifies that the law shall also apply to personal information activities carried out outside China but for the purpose of providing products or services to PRC citizens. The PIPL carries maximum penalties of CNY50 million or 5% of the annual revenue of entities that process personal data.

Other countries throughout the world have or are in the process of passing laws that contain similar requirements to the GDPR and the PIPL. Data localization laws have also been passed or are under consideration in several countries (such as China and Russia), which require personal information relating to their citizens to be maintained on local servers and impose additional data transfer restrictions.

For a discussion of risks related to compliance with data privacy and security laws, please refer to "Item 1A. Risk Factors--Risks Related to Our Business."

Environmental Laws and Regulations

Our operations and properties are subject to laws and regulations relating to environmental protection, including those governing air emissions, water discharges and waste management, and workplace health and safety. In addition, certain of our products are regulated by the U.S. Environmental Protection Agency and comparable state regulatory agencies. For a discussion of the environmental laws and regulations that our operations, products and services are subject to and other environmental contingencies, please refer to Note 15 to our audited consolidated financial statements included in this Annual Report as well as the discussion above relating to dental amalgam. For a discussion of risks related to compliance with environmental and health and safety laws and risks related to past or future releases of, or exposures to, hazardous substances, please refer to "Item 1A. Risk Factors—Risks Related to Laws and Regulations."

Export/Import Compliance

We are required to comply with various U.S. export/import control and economic sanctions laws, including the regulations administered by the U.S. Department of Treasury, Office of Foreign Assets Control, which implement economic sanctions imposed against designated countries, governments and persons based on U.S. foreign policy and national security considerations, and the import regulatory activities of the U.S. Customs and Border Protection. Other nations' governments have implemented similar export and import control regulations, which may affect our operations or transactions subject to their jurisdictions. For a discussion of risks related to export/import control and economic sanctions laws, please refer to "Item 1A. Risk Factors—Risks Related to Laws and Regulations."

Legal Proceedings

We are, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to our business. Please refer to Note 15 to our audited consolidated financial statements in this Annual Report for more information.

Available Information

We maintain an internet website at www.envistaco.com. We make available on the Investors subpage of our website (under the link "Filings & Reports"), free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, ownership reports on Forms 3, 4 and 5 and any amendments to those reports as soon as reasonably practicable after we electronically file or furnish such reports with the SEC. Our internet site and the information contained on or connected to that site are not incorporated by reference into this Form 10-K.

ITEM 1A. RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this Annual Report on Form 10-K and other documents we file with the SEC. The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, such as market conditions, economic conditions, geopolitical events, changes in laws, regulations or accounting rules, fluctuations in interest rates, terrorism, wars or conflicts, major health concerns, natural disasters or other disruptions of expected business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business, including our results of operations, liquidity and financial condition.

Risk Factors Summary

The following is a summary of the principal risks that could adversely affect our business, operations and financial results:

- Conditions in the global economy, especially with respect to the particular markets we serve and the volatility of the financial markets may adversely affect our business and financial statements.
- International economic, political, legal compliance and business factors could negatively affect our financial statements.
- The COVID-19 pandemic has had and could continue to have a material adverse effect on our business and results of operations.
- Significant developments or uncertainties stemming from trade policies could adversely affect our business.
- Our growth could suffer if the markets into which we sell our products and services decline.
- Our financial results are subject to fluctuations in the cost and availability of commodities.
- If we cannot adjust our manufacturing capacity or the purchases required for our manufacturing activities to reflect changes in market conditions and customer demand, our profitability may suffer.
- If we suffer loss to our facilities, supply chains, distribution systems or information technology systems due to catastrophe or other events, our operations could be seriously harmed.
- The manufacture of many of our products is a highly exacting and complex process.
- A significant disruption in, or breach in security of, our information technology systems or data or violation of data privacy laws could adversely affect our business, reputation and financial statements.
- Data privacy and security laws relating to the handling of personal information (including personal health information) are evolving across the world and may be drafted, interpreted or applied in a manner that results in increased costs, legal claims, fines against us, reputational damage or impedes delivery.
- Our growth depends in part on the timely development and commercialization, and customer acceptance, of new and enhanced products and services based on technological innovation.
- Our ability to attract, develop and retain our key personnel is critical to our success
- Any inability to consummate acquisitions at our historical rate and at appropriate prices, and to make appropriate investments that support our long-term strategy, could negatively impact our growth rate and stock price.
- Our acquisition of businesses, investments, joint ventures and other strategic relationships could negatively impact our financial statements.
- The indemnification provisions of acquisition agreements by which we have acquired companies may not fully protect us and as a result we may face unexpected liabilities.
- We may fail to realize the anticipated benefits of the IOS Acquisition.
- Divestitures or other dispositions could negatively impact our business, and contingent liabilities from businesses that we or our predecessors have sold could adversely affect our financial statements.
- Our rebranding of our Imaging Business and China Business will likely involve substantial costs and may not be favorably received by our customers.
- Inventories maintained by our distributors and customers may fluctuate from time to time.
- We are dependent upon a limited number of distributors for a significant portion of our sales.
- If we do not or cannot adequately protect our intellectual property, or if third parties infringe our intellectual property rights, we may suffer competitive injury or expend significant resources enforcing our rights.
- Third parties may claim that we are infringing or misappropriating their intellectual property rights and we could suffer significant litigation expenses, losses or licensing expenses or be prevented from selling products or services.
- Defects and unanticipated use or inadequate disclosure with respect to our products or services (including software), or allegations thereof, could adversely affect our business, reputation and financial statements.

- Our restructuring actions could have long-term adverse effects on our business.
- Climate related risks may have an impact on our business.
- We have outstanding indebtedness of approximately $1.4 billion as of February 10, 2023, and in the future we may incur additional indebtedness.
- We may not be able to generate sufficient cash to service all of our indebtedness.
- We may be unable to raise the funds necessary to repurchase the convertible notes for cash following a fundamental change, or to pay any cash amounts due upon conversion.
- The conditional conversion feature of the convertible notes, if triggered, may adversely affect our financial condition and operating results.
- The capped call transactions may affect the value of the convertible notes and our common stock.
- We are subject to counterparty risk with respect to the capped calls transactions.
- Our variable rate indebtedness exposes us to interest rate volatility and we may be adversely affected by the anticipated cessation of LIBOR.
- The industries that we serve have undergone, and are in the process of undergoing, significant changes in an effort to reduce costs.
- We face intense competition.
- Changes in governmental regulations may reduce demand for our products or services or increase our expenses.
- Certain of our businesses are subject to extensive regulation by the FDA and comparable agencies of other countries.
- Off-label marketing or misleading advertising of our products could result in substantial penalties.
- Certain modifications to our products may require new 510(k) clearances or other marketing authorizations and may require us to recall or cease marketing our products.
- Our operations, products and services expose us to the risk of environmental, health and safety liabilities.
- Our businesses are subject to extensive regulation.
- The price of our common stock may continue to be volatile.
- Certain provisions in our governing documents and of Delaware law may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.
- Our governing documents contain exclusive forum provisions for certain types of actions and proceedings.
- Conversion of the convertible notes may dilute the ownership interest of our stockholders.
- The issuance or sale of shares of our common stock, or rights to acquire shares of our common stock, could depress the trading price of our common stock and the convertible notes.
- We may be required to recognize impairment charges for our goodwill and other intangible assets.
- Foreign currency exchange rates may adversely affect our financial statements.
- Changes in tax law relating to multinational corporations could adversely affect our tax position.
- We are subject to a variety of litigation and other legal and regulatory proceedings in the course of our business.
- Work stoppages, union and works council campaigns and other labor disputes could adversely impact our productivity and results of operations.
- Our reputation, ability to do business and financial statements may be impaired by improper conduct by any of our employees, agents or business partners.

Risks Related to Our Business

Conditions in the global economy, especially with respect to the particular markets we serve and the volatility of the financial markets may adversely affect our business and financial statements.

Our business is sensitive to general economic conditions. Sustained inflation, rising interest rates, slower global economic growth, continuing supply chain disruptions, geopolitical tensions, actual or anticipated default on sovereign debt, volatility in the currency and credit markets, consumer confidence, high levels of unemployment or underemployment (and a corresponding increase in the uninsured and underinsured population), reduced levels of capital expenditures, changes or anticipation of potential changes in government trade, fiscal, tax and monetary policies, changes in capital requirements for financial institutions, government deficit reduction and budget negotiation dynamics, sequestration, austerity measures, social or political unrest, the impact of the COVID-19 pandemic and other challenges that affect the global economy have previously and may continue to adversely affect us and our distributors, customers and suppliers. Our success also depends upon the continued strength of the markets we serve. In many markets, dental reimbursement is largely out of pocket for the consumer and thus utilization rates can vary significantly depending on economic growth. While many of our products are considered necessary by patients regardless of the economic environment, certain products and services that support discretionary dental procedures may be susceptible to changes in economic conditions. The above factors can have the effect of:

- ◦ reducing demand for our products and services (in this Annual Report, references to products and services also includes software), limiting the financing available to our customers and suppliers, increasing order cancellations and resulting in longer sales cycles and slower adoption of new technologies;

- ◦ increasing the difficulty in collecting accounts receivable and the risk of excess and obsolete inventories;

- ◦ increasing price competition in our served markets;

- ◦ supply interruptions, which could disrupt our ability to produce our products;

- ◦ increasing the risk of impairment of goodwill and other long-lived assets, and the risk that we may not be able to fully recover the value of other assets such as real estate and tax assets;

- ◦ increasing the risk that counterparties to our contractual arrangements will change their terms of sale, become insolvent or otherwise unable to fulfill their contractual obligations which, in addition to increasing the risks identified above, could result in preference actions against us; and

- ◦ adversely impacting market sizes.

There can be no assurance that the capital markets will be available to us or that the lenders participating in our credit facilities will be able to provide financing in accordance with their contractual obligations. When growth in the global economy or in any of the markets we serve slows for a significant period, there is significant deterioration in the global economy or such markets or when improvements in the global economy do not benefit the markets we serve, our business and financial statements could be adversely affected.

International economic, political, legal, compliance and business factors could negatively affect our financial statements.

In 2022, 51% of our sales were derived from customers outside the U.S. In addition, many of our manufacturing operations, suppliers and employees are located outside the U.S. Since our growth strategy depends in part on our ability to further penetrate markets outside the U.S. and increase the localization of our products and services, we expect to continue to increase our sales and presence outside the U.S., particularly in the emerging markets. Our international business (and particularly our business in emerging markets) is subject to risks that are customarily encountered in non-U.S. operations, including:

- ◦ interruption in the transportation of materials to us and finished goods to our customers;

- ◦ differences in terms of sale, including payment terms;

- ◦ local product preferences and product requirements;

- ◦ changes in a country's or region's political or economic conditions, such as the devaluation of particular currencies;

- ◦ trade protection measures, embargoes and import or export restrictions and requirements;

- ◦ unexpected changes in laws or regulatory requirements, including changes in tax laws;

- ◦ capital controls and limitations on ownership and on repatriation of earnings and cash;

- ◦ the potential for nationalization of enterprises;

- ◦ changes in medical reimbursement policies and programs;

- ◦ limitations on legal rights and our ability to enforce such rights;

- ◦ difficulty in staffing and managing widespread operations;

- ◦ differing labor regulations;

- ◦ difficulties in implementing restructuring actions on a timely or comprehensive basis;

- ◦ differing protection of intellectual property;

- ◦ greater uncertainty, risk, expense and delay in commercializing products in certain foreign jurisdictions, including with respect to product and other regulatory approvals; and

- ◦ other factors beyond our control, such has terrorism, war, natural disasters and pandemics, including fluctuations in the severity and duration of the COVID-19 pandemic and resulting restrictions on business activity which may vary significantly by region.

Any of these risks could negatively affect our financial statements, business, growth rate, competitive position, results of operations and financial condition.

For example, we generate approximately 10% of our annual sales from Greater China. Accordingly, our business, financial condition and results of operations may be adversely influenced by evolving political, economic and social conditions in China generally. Late in 2022, the Chinese authorities relaxed certain COVID-19 restrictions in parts of China, which has resulted in an increase in COVID-19 cases and has impacted our business in China. Additionally, China's government continues to play a significant role in regulating industry development by imposing industrial policies, and it maintains control over China's economic growth through setting monetary policy and determining treatment of particular industries or companies. For example, China has implemented volume-based procurement policies, a series of centralized reforms instituted in China on both a national and regional basis that has resulted in significant price cuts for medical and dental consumables. Further, considerable uncertainty exists regarding the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the U.S. and China. Any uncertainty or adverse changes to economic conditions in China or the policies of China's government or its laws and regulations could have a material adverse effect on the overall economic growth of China and could impact our business and operating results, leading to a reduction in demand for our products and adversely affecting our business, growth rate, competitive position, results of operations and financial condition.

In addition, Russia's invasion of Ukraine and the global response to this invasion, including sanctions imposed by the U.S. and other countries, has had and may continue to have an adverse impact on our business, including by impacting our ability to market and sell products in Russia, by potentially heightening our risk of cyber-attacks, by impacting our ability to enforce our intellectual property rights in Russia, by creating disruptions in the global supply chain, and by potentially having an adverse impact on the global economy, financial markets, energy markets, currency rates and otherwise.

The COVID-19 pandemic has had and could continue to have a material adverse effect on our business and results of operations.

Our global operations and the nature of the business of our dental customers expose us to risks associated with public health crises and outbreaks of epidemic, pandemic, or contagious diseases, such as the COVID-19 pandemic. To date, COVID-19 has had, and may continue to have, an adverse impact on our operations, our supply chains and distribution systems, and our revenues and expenses, including as a result of preventive and precautionary measures that we, our dental customers, other businesses, and governments have taken. The increase in consumer demand resulting from the lifting of lockdowns has created significant challenges for supply chains as a result of labor and raw material shortages, which could lead to reduced earnings for many industries.

As a result of the COVID-19 outbreak, we have experienced and may continue to experience significant business disruptions, including restrictions on our ability to travel and distribute our products, temporary closures of most of our facilities, temporary reduced production capacity at certain sites when there are local outbreaks causing higher than usual employee absences due to illness or quarantine requirements, as well as reduction in access to our customers due to prolonged shelter-in-place and/or self-quarantine mandates and significant and unpredictable reductions in the demand for our products. As more business and activities have shifted online and many of our employees are working remotely, we may also be more vulnerable to cyber security threats and attempts to breach our security networks.

Significant developments or uncertainties stemming from trade policies and regulations could have an adverse effect on our business

Trade policies and disputes at times result in increased tariffs, trade barriers, and other protectionist measures, which can increase our manufacturing costs, make our products less competitive, reduce demand for our products, limit our ability to sell to certain customers, limit our ability to procure components or raw materials, or impede or slow the movement of our goods across borders. Increasing protectionism and economic nationalism may lead to further changes in trade policies and regulations, domestic sourcing initiatives, or other formal and informal measures that could make it more difficult to sell our products in, or restrict our access to, some markets.

In particular, trade tensions between the U.S. and China have led to increased tariffs and trade restrictions. It is difficult to predict what further trade-related actions governments may take, which may include trade restrictions and additional or increased tariffs and export controls imposed on short notice, and we may be unable to quickly and effectively react to or mitigate such actions.

Additionally, in connection with the ongoing conflict between Russia and Ukraine, governments including the U.S., United Kingdom, and those of the European Union have imposed export controls on certain products and financial and economic sanctions on certain industry sectors and parties in Russia which has triggered retaliatory sanctions by the Russian government and its allies. Although these export controls and sanctions did not have a material impact on our financial position or results of operations as of and for the year ended December 31, 2022, the outcome and future impacts of the conflict and governmental responses thereto remain highly uncertain. Existing and future sanctions may have broad and pervasive impacts to the global economy and our operations, which could materially and adversely affect our business and results of operations.

We cannot predict whether additional U.S. and foreign customs quotas, duties (including antidumping or countervailing duties), tariffs, taxes or other charges or restrictions, requirements as to where raw materials must be purchased or other restrictions on our imports will be imposed in the future or adversely modified, or what effect such actions would have on our costs of operations. Future quotas, duties or tariffs may adversely affect our business, financial condition, results of operations or cash flows. Future trade agreements could also provide our competitors with an advantage over us, or increase our costs, either of which could adversely affect our business, financial condition, results of operations or cash flows. Furthermore, trade disputes and protectionist measures, or continued uncertainty about such matters, could result in declining consumer confidence and slowing economic growth or recession, and could cause our customers to reduce, cancel, or alter the timing of their purchases with us. Sustained geopolitical tensions could lead to long-term changes in global trade and supply chains, and decoupling of global trade networks, which could have a material adverse effect on our business and growth prospects.

Our growth could suffer if the markets into which we sell our products and services decline, do not grow as anticipated or experience cyclicality.

Our growth depends in part on the growth of the markets which we serve, and visibility into these markets is limited (particularly for markets into which we sell through distribution). Any decline or lower than expected growth in our served markets could diminish demand for our products and services, which would adversely affect our financial statements. Our quarterly sales and profits depend substantially on the volume and timing of orders received during the fiscal quarter, which are difficult to forecast. Certain of our businesses operate in industries that may also experience periodic, cyclical downturns.

In addition, in certain of our businesses, demand depends on customers' capital spending budgets, government funding policies, and matters of public policy and government budget dynamics, as well as product and economic cycles, which can affect the spending decisions of these entities. Demand for our products and services is also sensitive to changes in customer order patterns, which may be affected by announced price changes, marketing or promotional programs, new product introductions, the timing of industry trade shows and changes in distributor or customer inventory levels due to distributor or customer management thereof or other factors. Any of these factors could adversely affect our growth and results of operations in any given period.

Our financial results are subject to fluctuations in the cost and availability of commodities that we use in our operations.

As further discussed in the section entitled "Item 1. Business—Materials," our manufacturing and other operations employ a wide variety of components, raw materials and other commodities, including metallic-based components, electronic components, chemicals, plastics and other petroleum-based products. Prices for and availability of these components, raw materials and other commodities have fluctuated significantly in the past. Any sustained interruption in the supply of these items, including as a result of shipping risks, such as container shortages, blocked shipping lanes, and port backlogs, could adversely affect our business. In addition, due to, among other items, the highly competitive nature of the industries that we serve, the cost-containment efforts of our customers, and the terms of certain contracts we are party to, there can be no assurance that the marketplace will support higher prices or that price increases and productivity gains, procurement deflation projects or savings will fully offset any raw material cost increases in the future. If we are unable to fully recover higher commodity costs through price increases or offset these increases through cost reductions, or if there is a time delay between the increase in costs and our ability to recover or offset these costs, our margins and profitability could decline and our financial statements could be adversely affected.

If we cannot adjust our manufacturing capacity or the purchases required for our manufacturing activities to reflect changes in market conditions and customer demand, our profitability may suffer. In addition, our reliance upon sole or limited sources of supply for certain materials, components and services could cause production interruptions, delays and inefficiencies.

We purchase materials, components and equipment from third parties for use in our manufacturing operations, including metallic-based components, electronic components, chemicals, plastics and other petroleum-based products. Our profitability could be adversely impacted if we are unable to adjust our purchases to reflect changes in customer demand and market fluctuations, including those caused by seasonality or cyclicality. During a market upturn, suppliers may extend lead times, limit supplies or increase prices. If we cannot purchase sufficient products at competitive prices and quality and on a timely enough basis to meet increasing demand, we may not be able to satisfy market demand, product shipments may be delayed, our costs may increase or we may breach our contractual commitments and incur liabilities. Conversely, in order to secure supplies for the production of products, we sometimes enter into non-cancelable purchase commitments with vendors, which could impact our ability to adjust our inventory to reflect declining market demands. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges and our profitability may suffer. For example, we have recently experienced and may continue to experience inflationary increases in our manufacturing costs and operating expenses. Prolonged inflation may also reduce or delay orders for our products and for certain products we may be unable to satisfy demand, both of which could adversely impact our sales and results of operations.

In addition, some of our businesses purchase certain materials, components and services from sole or limited source suppliers for reasons of quality assurance, regulatory requirements, cost effectiveness, availability or uniqueness of design. If these or other suppliers encounter financial, operating or other difficulties or if our relationship with them changes, we may not be able to establish additional or replacement suppliers in a timely or cost-effective manner, including as a result of FDA and other regulations that require, among other things, validation of materials and components prior to their use in our products, which could further negatively impact our business and results of operations. The supply chains for our businesses could also be disrupted by supplier capacity constraints, bankruptcy or exiting of the business for other reasons, decreased availability of key raw materials or commodities and external events such as natural disasters, pandemic health issues, including COVID-19 and related lockdowns and restrictions, war, terrorist actions, cyber-attacks, widespread protests and civil unrest, governmental actions and legislative or regulatory changes. Any of these factors could result in production interruptions, delays, extended lead times and inefficiencies. The supply chains for our businesses have also been impacted by the recent COVID-19 related lockdowns in China and the Russia-Ukraine conflict. Failure to obtain the needed supply of these products or to offset the increased costs could adversely impact our operating results.

Because we cannot always immediately adapt our production capacity and related cost structures to changing market conditions, our manufacturing capacity may at times exceed or fall short of our production requirements. Any or all of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise adversely affect our financial statements.

If we suffer loss to our facilities, supply chains, distribution systems or information technology systems due to catastrophe or other events, our operations could be seriously harmed.

Our facilities, supply chains, distribution systems and information technology systems are subject to catastrophic loss due to fire, flood, earthquake, hurricane, public health crises (including the COVID-19 pandemic), war, terrorism, widespread protests and civil unrest, or other natural or man-made disasters. For example, our corporate headquarters and many of our operations, including certain of our manufacturing facilities, are located in California, which is prone to earthquakes and wildfires, in addition to the other risks discussed above. If any of these facilities, supply chains or systems were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, result in defective products or services, damage customer relationships and our reputation and result in legal exposure and large repair or replacement expenses. The third-party insurance coverage that we maintain will vary from time to time in both type and amount depending on cost, availability and our decisions regarding risk retention, and may be unavailable or insufficient to protect us against such losses.

The manufacture of many of our products is a highly exacting and complex process, and if we directly or indirectly encounter problems manufacturing products, our reputation, business and financial statements could suffer.

The manufacture of many of our products is a highly exacting and complex process, due in part to strict regulatory requirements. Problems can arise during manufacturing for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, natural disasters and environmental factors, and if not discovered before the product is released to market could result in recalls and product liability exposure. Because of the time required to approve and license certain regulated manufacturing facilities and other stringent regulations of the FDA and similar agencies regarding the manufacture of certain of our products, an alternative manufacturer may not be available on a timely basis to replace such production capacity. Any of these manufacturing problems could result in significant costs, liability and lost sales, loss of market share as well as negative publicity and damage to our reputation that could reduce demand for our products.

A significant disruption in, or breach in security of, our information technology systems or data or violation of data privacy laws could adversely affect our business, reputation and financial statements.

We rely on information technology systems, some of which are provided and/or managed by third parties, to process, transmit and store electronic information (including sensitive data, confidential business information, health information, intellectual property, and personal data relating to employees, customers, other business partners and patients), and to manage or support a variety of critical business processes and activities (such as receiving and fulfilling orders, billing, collecting and making payments, shipping products, providing services and support to customers and fulfilling contractual obligations). In addition, some of our software products and services incorporate information technology that may house personal data and some products or software we sell to customers may connect to our systems for maintenance or other purposes.

These systems, products and services (including those we acquire through business acquisitions) may be materially impacted and/or disrupted by information security incidents. This includes incidents such as ransomware, malware, viruses, phishing, social engineering, human error or malfeasance, power outages, hardware failures, telecommunication or utility failures, catastrophes or other unforeseen events. In any such circumstances our system redundancy and other disaster recovery planning may be ineffective or inadequate. This existing risk is potentially compounded by the increased number of our employees with hybrid or full-time remote schedules and the related increase in remote access to our systems. Cyber-attacks may also target hardware, software and information installed, stored or transmitted in our products after such products have been purchased and incorporated into third-party products, facilities or infrastructure. Security breaches of our systems, regardless of whether the breach is attributable to a vulnerability in our products or services, or security breaches of third parties' systems on which we rely to process, store, or transmit electronic information, could result in the misappropriation, destruction or unauthorized disclosure of confidential information or personal data belonging to us or our employees, partners, customers, patients or suppliers. Like most multinational corporations, our information technology systems have been subject to computer viruses, malicious codes, unauthorized access and other cyber-attacks, and we expect the sophistication and frequency of such attacks to continue to increase. Unauthorized tampering, adulteration or interference with our products may also adversely affect product functionality and result in loss of data, risk to patient safety and product recalls or field actions. Additionally, if our business relationship with a third-party provider of information technology systems or services is negatively affected, or if one of our providers were to terminate its agreement with us without adequate notice, we would suffer a significant business disruption.

Any of the cyber-attacks, breaches or other disruptions or damage described above could interrupt our operations or the operations of our customers and partners; delay production and shipments; result in theft of our and our customers' intellectual property and trade secrets; damage customer, patient, business partner and employee relationships; harm our reputation; result in defective products or services; or lead to legal or regulatory claims, proceedings, liability and/or penalties. These events may also result in increased costs for security and remediation. All of the foregoing could adversely affect our business, reputation and financial statements.

If we are unable to maintain reliable information technology systems and appropriate controls with respect to global data privacy and security requirements and prevent data breaches, we may suffer adverse regulatory consequences, fines, business disruption and litigation.

As cyber threats continue to evolve, we may be required to expend significant capital and other resources to protect against the threat of security breaches or to mitigate and alleviate problems caused by security incidents, including unauthorized access to protected health information and personal information stored in our information systems, and the introduction of computer viruses or other malicious software programs to our systems. Our security measures may be inadequate to prevent security breaches, especially those carried out by malicious third parties and our business operations and reputation could be materially adversely affected by these events and any resulting federal and state fines and penalties, legal claims or proceedings, and cancellation of contracts if security breaches are not prevented. The healthcare industry is currently experiencing increased attention on compliance with regulations that require us to safeguard protected health information and mitigate cyber-attacks. There are also significant costs associated with a data breach, including investigation costs, remediation and mitigation costs, notification costs, attorney fees, and the potential for reputational harm and lost revenues due to a loss in confidence. We cannot predict the costs to comply with these laws or the costs associated with a potential data breach, which could have a material adverse effect on our business, results of operations, financial position and cash flows, and our business reputation.

We have installed privacy/security protection systems and devices on our network in an attempt to prevent cyber-threats and other unauthorized access to information. However, there can be no assurance that any such threats or unauthorized access will not occur or, if they do occur, that they will be adequately addressed. In addition, our technology may fail to adequately secure the confidential and personal information we maintain. In such circumstances, we may be held liable to individuals and regulators, which could result in fines, litigation or adverse publicity that could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. Even if we are not held liable, any resulting negative publicity could harm our business and divide the attention of management. Our risk and exposure to these matters remain heightened because of the evolving nature of these threats, increased regulatory enforcement and the expansion of consumer rights under data privacy and security laws.

We believe that our subcontractors and vendors take precautionary measures to prevent problems that could affect our business operations as a result of failure or disruption to their information systems. However, there is no guarantee such efforts will be successful in preventing a disruption, and it is possible that we may be impacted by third party information system failures. The occurrence of any information system failures with our vendors could result in interruptions, delays, loss or corruption of data and cessations or interruptions in the availability of these systems. All of these events or circumstances, among others, could have an adverse effect on our business, results of operations, financial position and cash flows, and they could harm our business reputation.

Data privacy and security laws relating to the handling of personal information (including personal health information) are evolving across the world and may be drafted, interpreted or applied in a manner that results in increased costs, legal claims, fines against us, reputational damage or impedes delivery.

As a global organization, we are subject to data privacy and security laws, regulations, and customer-imposed controls in numerous jurisdictions as a result of having access to and processing confidential, personal and/or sensitive data in the course of our business. For example, in the U.S., the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") privacy, security, and breach notification rules require certain of our operations to maintain controls to protect the confidentiality, availability, and integrity of patient health information. In addition, individual states regulate data breach notification requirements as well as more general privacy and security requirements. Entities within the U.S. that are found to be in violation of HIPAA, for example as the result of a breach of unsecured protected health information, a complaint about privacy practices, or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/ or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

Based on the annual revisions for 2022, penalties for HIPAA violations can range from $127 to $1.919 million dollars per violation, with a maximum fine of $1.919 million for identical violations during a calendar year. In 2018, a nation-wide health benefit company paid $16 million to HHS following a data breach. Prior to this record payment, the largest HIPAA fine was $5.55 million. Under the law, state attorneys general have authority to bring civil enforcement actions under HIPAA, and attorneys general are actively engaged in enforcement. In addition, any penalties assessed under HIPAA could be in addition to other penalties assessed by a state for a data breach in violation of state laws.

The Health Information Technology for Economic and Clinical Health ("HITECH") Act was enacted as an update to HIPAA and makes business associates of covered entities directly liable for compliance with certain HIPAA requirements, strengthens the limitations on the use and disclosure of protected health information without individual authorizations, and contemplates enforcement of noncompliance with HIPAA due to willful neglect. These changes have stimulated increased enforcement activity and enhanced the potential that health care providers will be subject to financial penalties for violations of HIPAA. In addition, the Secretary of HHS is required to perform periodic audits to ensure covered entities (and their business associates, as that term is defined under HIPAA) comply with the applicable HIPAA requirements, increasing the likelihood that a HIPAA violation will result in an enforcement action.

In addition to the federal HIPAA regulations, most states also have laws that protect the confidentiality of health information and other personal information, and these laws may be broader in scope with respect to protected health information and other personal information than HIPAA. Certain of these laws grant individuals various rights with respect to personal information, and we may be required to expend significant resources to comply with these laws. Further, all 50 states and the District of Columbia have adopted data breach notification laws that impose, in varying degrees, an obligation to notify affected persons and/or state regulators in the event of a data breach or compromise, including when their personal information has or may have been accessed by an unauthorized person.

Some state breach notification laws may also impose physical and electronic security requirements regarding the safeguarding of personal information, such as social security numbers and bank and credit card account numbers. Violation of state privacy, security, and breach notification laws can trigger significant monetary penalties. In addition, certain states' privacy, security, and data breach laws, including, for example, the CCPA include private rights of action that may expose us to private litigation regarding our privacy and security practices and significant damages awards or settlements in civil litigation. Specifically, the CCPA gave California residents certain rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The California Privacy Rights Act, which went into effect on January 1, 2023, significantly amended the CCPA and imposed additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk processing, and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement.

In addition, as federal, state and local governments consider adopting new privacy and security legislation, our operations may be subject to different standards in different geographical regions. This may require significantly more resources for compliance and increase the risk of regulatory enforcement and private litigation with respect to our privacy and security practices.

We are also subject to the General Data Protection Regulation ("GDPR"), the primary data protection law in the European Union and European Economic Area (collectively, the EU), as well as associated EU member state data protection laws and the UK GDPR in the United Kingdom. These laws impose significant requirements for covered businesses (controllers and processors) of personal data, including, for example, standards for obtaining consent from individuals to process their personal data, disclosures to individuals, an individual data rights regime, specified timelines for data breach notifications, limitations on retention and secondary uses of information, requirements pertaining to health data and pseudonymised (i.e., deidentified) data, restrictions on data transfers outside of the EU, and obligations when we contract third-party processors in connection with the processing of personal data. The GDPR allows EU member states certain flexibility to make additional laws and regulations concerning the same issues, including, for example, further limiting the processing of genetic, biometric or health data. Failure to comply with the requirements of the GDPR may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher. Other administrative penalties may be imposed under the applicable national data protection laws of the EU member states.

We rely on legal mechanisms for transferring certain personal data outside of the EU. These mechanisms include the EU Standard Contractual Clauses, or SCCs, and until July 2020, the U.S. Privacy Shield Framework. In July 2020, the Court of Justice of the European Union issued the "*Schrems II*" decision, invalidating the Privacy Shield Framework and requiring additional due diligence and assessments to be carried out when using Standard Contractual Clauses as transfer mechanisms. This decision has created uncertainty in how businesses may transfer data out of the EU and may result in increased costs and complexity and hinder our transfer of data out of the EU and corresponding business operations.

Other countries (for example Brazil and China) have or are in the process of passing laws that contain similar requirements to the GDPR. Data localization laws have also been passed or are under consideration in several countries (such as China and Russia), which require personal information relating to their citizens to be maintained on local servers and impose additional data transfer restrictions.

Compliance with the varying data privacy regulations across the U.S. and around the world have required significant expenditures and may require additional expenditures and changes in our products or business models that increase complexity and competition. We may also experience less demand for our products if we are unable to engineer these to enable our customers to comply with their obligations under data privacy laws.

In addition, government enforcement actions can be costly and interrupt the regular operation of our business, and data breaches or violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect our business, reputation and financial statements.

Our growth depends in part on the timely development and commercialization, and customer acceptance, of new and enhanced products and services based on technological innovation.

We generally sell our products and services in an industry that is characterized by rapid technological changes, frequent new product introductions and changing industry standards. If we do not develop innovative new and enhanced products and services on a timely basis, our offerings will become obsolete over time and our competitive position and financial statements will suffer. Our success will depend on several factors, including our ability to:

- ◦ correctly identify customer needs and preferences and predict future needs and preferences;
- ◦ allocate our research and development funding to products and services with higher growth prospects;
- ◦ anticipate and respond to our competitors' development of new products and services and technological innovations;
- ◦ differentiate our offerings from our competitors' offerings and avoid commoditization;
- ◦ innovate and develop new technologies and applications, and acquire or obtain rights to third-party technologies that may have valuable applications in our served markets;
- ◦ obtain adequate intellectual property rights with respect to key technologies before our competitors do;
- ◦ successfully commercialize new technologies in a timely manner, price them competitively and cost-effectively manufacture and deliver sufficient volumes of new products of appropriate quality on time;
- ◦ obtain necessary regulatory approvals of appropriate scope (including by demonstrating satisfactory clinical results where required); and
- ◦ stimulate customer demand for and convince customers to adopt new technologies.

If we fail to accurately predict future customer needs and preferences or fail to produce viable technologies, we may invest heavily in research and development of products and services that do not lead to significant sales, which would adversely affect our profitability.

Even if we successfully innovate and develop new and enhanced products and services, we may incur substantial costs in doing so, and our profitability may suffer. In addition, promising new offerings may fail to reach the market or realize only limited commercial success because of real or perceived efficacy or safety concerns, failure to achieve positive clinical outcomes, uncertainty over third-party reimbursement or entrenched patterns of clinical practice. For additional information on third-party reimbursement of dental products, please refer to "Item 1. Business—Regulatory Matters."

Our ability to attract, develop and retain our key personnel is critical to our success.

Our success depends to a significant extent upon the continued service of our executive officers and key management and technical personnel and on our ability to continue to attract, retain, and develop qualified personnel. The competition for these employees is intense. The loss of the services of key personnel could have a material adverse effect on our operating results. In addition, there could be a material adverse effect on us should the turnover rates for key personnel increase significantly or if we are unable to continue to attract qualified personnel.

Our success also depends on our ability to execute leadership succession plans. The inability to successfully transition key management roles could have a material adverse effect on our operating results.

Any inability to consummate acquisitions at our historical rate and at appropriate prices, and to make appropriate investments that support our long-term strategy, could negatively impact our growth rate and stock price.

Our ability to grow sales, earnings and cash flow at or above our historic rates depends in part upon our ability to identify and successfully acquire and integrate businesses at appropriate prices and realize anticipated synergies, and to make appropriate investments that support our long-term strategy. We may not be able to consummate acquisitions at rates similar to the past, which could adversely impact our growth rate and our stock price. Promising acquisitions and investments are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain applicable antitrust and other regulatory approvals on acceptable terms. In addition, competition for acquisitions and investments may result in higher purchase prices. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact our ability to consummate acquisitions and investments.

Our acquisition of businesses, investments, joint ventures and other strategic relationships could negatively impact our financial statements.

As part of our business strategy we acquire businesses, make investments and enter into joint ventures and other strategic relationships in the ordinary course; please refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional details. Acquisitions, investments, joint ventures and strategic relationships involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could adversely affect our business and financial statements:

- Any business, technology, service or product that we acquire or invest in could under-perform relative to our expectations and the price that we paid or not perform in accordance with our anticipated timetable, or we could fail to operate any such business profitably.

- We may incur or assume significant debt in connection with our acquisitions, investments, joint ventures or strategic relationships, which could also cause a deterioration of our credit ratings, result in increased borrowing costs and interest expense and diminish our future access to the capital markets.

- Acquisitions, investments, joint ventures or strategic relationships could cause our financial results to differ from our own or the investment community's expectations in any given period, or over the long-term.

- Pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period.

- Acquisitions, investments, joint ventures or strategic relationships could create demands on our management, operational resources and financial and internal control systems that we are unable to effectively address.

- We could experience difficulty in integrating personnel, operations and financial and other controls and systems and retaining key employees and customers.

- We may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition, investment, joint venture or strategic relationship.

- We may assume unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company's or investee's activities and the realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position or cause us to fail to meet our public financial reporting obligations.

- In connection with acquisitions and joint ventures, we often enter into post-closing financial arrangements such as purchase price adjustments, earn-out obligations and indemnification obligations, which may have unpredictable financial results.

- As a result of our acquisitions and investments, we have recorded significant goodwill and other assets on our balance sheet and if we are not able to realize the value of these assets, or if the fair value of our investments declines, we may be required to incur impairment charges.

- We may have interests that diverge from those of our joint venture partners or other strategic partners and we may not be able to direct the management and operations of the joint venture or other strategic relationship in the manner we believe is most appropriate, exposing us to additional risk.

- Investing in or making loans to early-stage companies often entails a high degree of risk, and we may not achieve the strategic, technological, financial or commercial benefits we anticipate; we may lose our investment or fail to recoup our loan; or our investment may be illiquid for a greater-than-expected period of time.

Our ability to acquire other businesses or technologies, make strategic investments or integrate acquired businesses effectively may also be impaired by the effects of the COVID-19 pandemic, government actions in light of the pandemic, trade tensions and increased global scrutiny of foreign investments. For example, a number of countries, including the U.S. and countries in Europe and the Asia-Pacific region, are considering or have adopted restrictions on foreign investments. Governments may continue to adopt or tighten restrictions of this nature, and such restrictions could negatively impact our business and financial results.

The indemnification provisions of acquisition agreements by which we have acquired companies may not fully protect us and as a result we may face unexpected liabilities.

Certain of the acquisition agreements by which we have acquired companies require the former owners to indemnify us against certain liabilities related to the operation of the acquired company before we acquired it. In most of these agreements, however, the liability of the former owners is limited and certain former owners may be unable to meet their indemnification responsibilities. We cannot assure you that these indemnification provisions will protect us fully or at all, and as a result we may face unexpected liabilities that adversely affect our financial statements.

We may fail to realize the anticipated benefits of the IOS Acquisition or those benefits may take longer to realize than expected. We may also encounter significant difficulties in integrating the Intraoral Scanner Business into our operations.

Our ability to realize the anticipated benefits of the IOS Acquisition will depend, to a large extent, on our ability to integrate the Intraoral Scanner Business into ours. We have and may continue to devote significant management attention and resources to integrate the business practices and operations of the Intraoral Scanner Business with ours. This integration process may be disruptive to our and the Intraoral Scanner businesses, and, if implemented ineffectively, could restrict realization of the expected benefits. In addition, we may fail to realize some of the anticipated benefits of the IOS Acquisition if the integration process takes longer than expected or is more costly than expected. Potential difficulties we may encounter in the integration process include:

- The inability to successfully combine operations in a manner that would result in the anticipated benefits of the IOS Acquisition in the time frame currently anticipated or at all;
- Complexities associated with managing the expanded operations and new products;
- Integrating personnel;
- Creation of uniform standards, internal controls, procedures, policies and information systems;
- Unforeseen increased expenses, delays or regulatory issues associated with integrating the operations and products into our portfolio; and
- Performance shortfalls as a result of the diversion of management attention caused by completing the integration of the operations.

Even if we are able to integrate the Intraoral Scanner Business successfully, this integration may not result in the realization of the full benefits that we currently expect, nor can we give assurances that these benefits will be achieved when expected or at all. Moreover, the integration of the Intraoral Scanner Business may result in unanticipated problems, expenses, liabilities, regulatory risks and competitive responses that could have material adverse consequences. In addition, at the time of closing the IOS Acquisition, there was, and there continues to be, pending litigation against the seller of the Intraoral Scanner Business, to which one of our subsidiaries was added as a defendant after closing. While we do not view this litigation as material, the defense of such litigation, and any other future claims that may arise, may require significant time, attention and resources of our management and other employees within the Company, potentially diverting their attention from our business.

Divestitures or other dispositions could negatively impact our business, and contingent liabilities from businesses that we or our predecessors have sold could adversely affect our financial statements.

We continually assess the strategic fit of our existing businesses and may divest, spin-off, split-off or otherwise dispose of businesses that are deemed not to fit with our strategic plan or are not achieving the desired return on investment. These transactions pose risks and challenges that could negatively impact our business and financial statements. For example, when we decide to sell or otherwise dispose of a business or assets, we may be unable to do so on satisfactory terms within our anticipated timeframe or at all, and even after reaching a definitive agreement to sell or dispose a business the sale is typically subject to satisfaction of pre-closing conditions which may not become satisfied. In addition, divestitures or other dispositions may dilute our earnings per share, have other adverse tax, financial and accounting impacts and distract management, and disputes may arise with buyers. In addition, we have retained responsibility for and/or have agreed to indemnify buyers against some known and unknown contingent liabilities related to certain businesses or assets we or our predecessors have sold or disposed. The resolution of these contingencies has not had a material effect on our financial statements, but we cannot be certain that this favorable pattern will continue.

We are in the process of rebranding our Imaging Business, our China Business, and many of our products, which will likely involve substantial costs and may not be favorably received by our customers.

We no longer own the "KaVo" brand name, or any variation of the name, logos or related intellectual property rights. We have and will likely continue to incur substantial costs to rebrand our Imaging Business, our China Business, and a number of our products worldwide, which may also require the expenditure of regulatory product registration costs. Rebranding efforts may not be complete before the agreement with Planmeca allowing us to use the "KaVo" brand expires, potentially causing substantial inventory write-offs. We cannot be certain that our customers will be receptive to our proposed rebranding. A failure in our rebranding efforts may affect our ability to attract and retain customers, resulting in reduced revenues.

Inventories maintained by our distributors and customers may fluctuate from time to time.

We rely in part on our distributor and customer relationships and predictions of distributor and customer inventory levels in projecting future demand levels and financial results. These inventory levels may fluctuate, and may differ from our predictions, resulting in our projections of future results being different than expected. These changes may be influenced by changing relationships with the distributor and customers, economic conditions, supply chain disruption and end-user preference for particular products. There can be no assurance that our distributors and customers will maintain levels of inventory in accordance with our predictions or past history, or that the timing of distributors' or customers' inventory build or liquidation will be in accordance with our predictions or past history.

We are dependent upon a limited number of distributors for a significant portion of our sales, and loss of a key distributor could result in a loss of a significant amount of our sales. In addition, adverse changes in our relationships with, or the financial condition, performance, purchasing patterns or inventory levels of, key distributors and other channel partners could adversely affect our financial statements.

Historically, a substantial portion of our sales had come from a limited number of distributors, particularly Henry Schein, which accounted for approximately 11% of our sales in 2022 and 12% of our sales in 2021. It is anticipated that Henry Schein will continue to be the largest contributor to our sales for the foreseeable future. We do not currently have a master distribution agreement in place with Henry Schein for the distribution of our products in the U.S. and Canada. There can be no assurance that Henry Schein or any particular distributor will purchase any particular quantity of products from us or continue to purchase any products at all. If Henry Schein or any other key distributor or channel partner significantly reduces the volume of products purchased from us, it would have an adverse effect on our consolidated financial statements.

Our key distributors and other channel partners typically have valuable relationships with customers and end-users. Some of these distributors and other partners also sell our competitors' products or compete with us directly, and if they favor competing products for any reason they may fail to market our products effectively. Adverse changes in our relationships with these distributors and other partners, reduction or discontinuation of their purchases from us or adverse developments in their financial condition, performance or purchasing patterns, could adversely affect our business and financial statements. The levels of inventory maintained by our distributors and other channel partners, and changes in those levels, can also significantly impact our results of operations in any given period. In addition, the consolidation of distributors and customers in certain of our served industries could adversely impact our business and consolidated financial statements.

If we do not or cannot adequately protect our intellectual property, or if third parties infringe our intellectual property rights, we may suffer competitive injury or expend significant resources enforcing our rights.

Many of the markets we serve are technology-driven, and as a result intellectual property rights play a significant role in product development and differentiation. We own numerous patents, trademarks, copyrights, trade secrets and other intellectual property and licenses to intellectual property owned by others, which in aggregate are important to our business. The intellectual property rights that we obtain, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage, and patents may not be issued for pending or future patent applications owned by or licensed to us. In addition, the steps that we and our licensors have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, designed-around or becoming subject to compulsory licensing, particularly in countries where intellectual property rights are not highly developed or protected. The laws of foreign countries in which we do business or contemplate doing business in the future may not recognize intellectual property rights or protect them to the same extent as do the laws of the U.S. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property and the cost of enforcing our intellectual property rights could adversely impact our business, including our competitive position, and financial statements.

Third parties may claim that we are infringing or misappropriating their intellectual property rights and we could suffer significant litigation expenses, losses or licensing expenses or be prevented from selling products or services.

From time to time, we receive notices from third parties alleging intellectual property infringement or misappropriation of third parties' intellectual property and cannot be certain that the conduct of our business does not and will not infringe or misappropriate the intellectual property rights of others. Any dispute or litigation regarding intellectual property could be costly and time-consuming to defend due to the complexity of many of our technologies and the uncertainty of intellectual property litigation. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of infringement or misappropriation. In addition, as a result of such claims of infringement or misappropriation, we could lose our rights to critical technology, be unable to license critical technology or sell critical products and services, be required to pay substantial damages or license fees with respect to the infringed rights, be required to license technology or other intellectual property rights from others, be required to cease marketing, manufacturing or using certain products or be required to redesign, re-engineer or re-brand our products at substantial cost, any of which could adversely impact our business, including our competitive position, and financial statements. Third-party intellectual property rights may also make it more difficult or expensive for us to meet market demand for particular product or design innovations. If we are required to seek licenses under patents or other intellectual property rights of others, we may not be able to acquire these licenses on acceptable terms, if at all. Even if we successfully defend against claims of infringement or misappropriation, we may incur significant costs and diversion of management attention and resources, which could adversely affect our business and financial statements.

Defects and unanticipated use or inadequate disclosure with respect to our products or services (including software), or allegations thereof, could adversely affect our business, reputation and financial statements.

Manufacturing or design defects or "bugs" in, unanticipated use of, safety or quality issues (or the perception of such issues) with respect to, "off label" use of, or inadequate disclosure of risks relating to the use of products and services that we make or sell (including items that we source from third parties) can lead to personal injury, death, property damage, loss of profits or other liability. These events could lead to recalls or safety alerts, result in the removal of a product or service from the market and result in product liability or similar claims being brought against us. Any potential product liability claims could exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. Our insurance may not be renewed at a cost and level of coverage comparable to that then in effect. Recalls, removals and product liability and similar claims (regardless of their validity or ultimate outcome) can result in significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products and services. Our business can also be affected by studies of the utilization, safety and efficacy of medical device products and components that are conducted by industry participants, government agencies and others. Any of the above can result in the discontinuation of marketing of such products in one or more countries, and may give rise to claims for damages from persons who believe they have been injured as a result of product issues, including claims by individuals or groups seeking to represent a class.
For a discussion of risks pertaining to the dental amalgam sold by us, see "Item 1. Business—Regulatory Matters—Medical Device Regulations."

Our restructuring and site consolidation actions could have long-term adverse effects on our business.

We are currently implementing significant restructuring and site consolidation activities across our businesses to adjust our cost structure and to increase our operational efficiency, and we may engage in similar activities in the future. These restructuring and consolidation activities and our regular ongoing cost reduction activities (including in connection with the integration of acquired businesses) reduce our available talent, assets and other resources and could slow improvements in our products and services, adversely affect our ability to respond to customers, limit our ability to increase production quickly if demand for our products increases and trigger adverse public attention. As part of our site consolidation initiatives, we may also lose favorable tax incentives or not be able to renew leases on acceptable terms. We may make changes to certain capital projects, close certain production operations and abandon leases for certain facilities that will not be used in our operations. Further, these activities may cause employees or third parties to raise claims against us, potentially resulting in additional costs and/or causing delays in implementation. In addition, delays in implementing planned restructuring activities, site consolidation or other productivity improvements, unexpected costs or failure to meet targeted improvements may diminish the operational or financial benefits we expect to realize from such actions. Moreover, we may not succeed in implementing present or future restructuring activities, site consolidation, or cost reduction activities. Realizing the anticipated benefits from these initiatives, if any benefits are achieved at all, may take several years, and we may be unable to achieve our targeted cost efficiencies and gross margin improvements. Additionally, we may have insufficient access to capital to fund investments in these strategic initiatives, or our business strategy may change from time to time, which could delay our ability to implement initiatives that we believe are important to our business. Any of the circumstances described above could adversely impact our business and financial statements.

We may be adversely affected by climate-related risks or by legal, regulatory or market responses to such risks.

The long-term effects of climate-related risks are difficult to predict and may be widespread. The impacts of climate change may include physical risks (such as rising sea levels or changes in weather patterns), social and human effects (such as population dislocations or harm to health and well-being), compliance costs and transition risks (such as regulatory or technology changes), shifts in market trends (such as customers putting an increased priority on purchasing products that are sustainably made) and other adverse effects. Any of our primary locations may be vulnerable to the adverse effects of climate-related risks. For example, our corporate headquarters are located in California, which has historically experienced, and is likely to continue to experience, climate-related events including drought, water scarcity, flooding, heat waves, wildfires and resultant air quality impacts and power shutoffs associated with wildfire prevention. The effects of climate-related risks could also impair the availability and cost of certain products, commodities and energy (including utilities), which in turn may impact our ability to procure goods or services required for the operation of our business at the quantities and levels we require.

In addition, the increasing concern over climate change has resulted and may continue to result in more regional, federal, and/ or global legal and regulatory requirements relating to climate change, including regulating greenhouse gas emissions, alternative energy policies and sustainability initiatives. If legislation or regulations are enacted or promulgated in the U.S. or in any other jurisdictions in which we do business that impose more stringent restrictions and requirements than our current legal or regulatory obligations, we may experience disruptions in, or increases in the costs associated with, sourcing, manufacturing and distributing our products, which may adversely affect our business, results of operations and financial condition. Any such regulatory changes could have a significant effect on our operating and financial decisions, including those involving capital expenditures to reduce emissions and comply with other regulatory requirements.

Risks Related to Our Indebtedness

We have outstanding indebtedness of approximately $1.4 billion, and in the future we may incur additional indebtedness. This indebtedness could adversely affect our businesses and our ability to meet our obligations.

As of February 10, 2023, we had outstanding indebtedness of approximately $1.4 billion, including approximately $0.9 billion under our amended and restated credit agreement (the "Amended Credit Agreement"), $518 million under our Convertible Senior Notes due June 1, 2025 (the "Notes"), and had an additional $750 million of borrowing capacity under the revolving credit facility pursuant to the Amended Credit Agreement, with the ability to request further increases to the revolving credit facility up to $350 million.

Please refer to Note 16 to our audited consolidated financial statements included in this Annual Report. This debt could have important, adverse consequences to us and our security holders, including:

- ◦ increasing our vulnerability to adverse economic and industry conditions;

- ◦ limiting our ability to obtain additional financing;

- ◦ requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, which will reduce the amount of cash available for other purposes;

- ◦ limiting our flexibility to plan for, or react to, changes in our businesses and industries;

- ◦ diluting the interests of our existing stockholders as a result of issuing shares of our common stock upon conversion of the Notes; and

- ◦ placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.

Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our indebtedness, and our cash needs may increase in the future. The Amended Credit Agreement contains restrictive covenants that limit our ability to engage in activities that may be in our long-term interest, including for example EBITDA-based leverage and interest coverage ratios. If we breach any of these restrictions and cannot obtain a waiver from the lenders on favorable terms, subject to applicable cure periods, the outstanding indebtedness (and any other indebtedness with cross-default provisions) could be declared immediately due and payable, which would adversely affect our liquidity and financial statements.

The risks described above will increase with the amount of indebtedness we incur, and in the future we may incur significant indebtedness in addition to the indebtedness described above.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful and may adversely affect our ability to pay dividends.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter our dividend policy (if we pay dividends), seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The instruments that may govern our indebtedness in the future may restrict our ability to dispose of assets and may restrict the use of proceeds from those dispositions. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.

In addition, we conduct our operations through our subsidiaries. Accordingly, repayment of our indebtedness will depend on the generation of cash flow by our subsidiaries, including certain international subsidiaries, and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not have any obligation to pay amounts due on our indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make adequate distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, tax and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially adversely affect our business, financial condition and results of operations and our ability to satisfy our obligations under our indebtedness or pay dividends on our common stock.

We may be unable to raise the funds necessary to repurchase the Notes for cash following a fundamental change, or to pay any cash amounts due upon conversion, and our other indebtedness may limit our ability to repurchase the Notes or pay cash upon their conversion.

Holders of the Notes may require us to repurchase their Notes following a fundamental change at a cash repurchase price generally equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon conversion, we will satisfy part or all of our conversion obligation in cash. We may not have enough available cash or be able to obtain financing at the time we are required to repurchase the Notes or pay the cash amounts due upon conversion. In addition, applicable law, regulatory authorities and the agreements governing our other indebtedness may restrict our ability to repurchase the Notes or pay the cash amounts due upon conversion. Our failure to repurchase Notes or to pay the cash amounts due upon conversion when required will constitute a default under the indenture governing the Notes between us and Wilmington Trust, National Association, as trustee, dated as of May 21, 2020 (the "Indenture"). A default under the Indenture or the fundamental change itself could also lead to a default under agreements governing our other indebtedness, which may result in that other indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under the other indebtedness and the Notes.

The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the Notes is triggered, holders of Notes will be entitled to convert the Notes at any time during specified periods at their option. We made an irrevocable election to satisfy the principal amounts of Notes outstanding upon conversion with cash. If one or more holders elect to convert their Notes, we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital. As of December 31, 2022, one of the conditions allowing the Note holders to convert the Notes was satisfied. As a result, as of December 31, 2022, the Notes are classified as a current liability. The conversion conditions are tested quarterly.

The capped call transactions we entered into in connection with the Notes may affect the value of the Notes and our common stock.

In connection with the sale of the Notes, we entered into capped call transactions (the "Capped Calls") with the initial purchasers of the Notes, their respective affiliates and other financial institutions (the "option counterparties"). The Capped Calls are expected generally to reduce the potential dilution upon any conversion of the Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap.

In connection with establishing their hedges of the Capped Calls, the option counterparties or their affiliates entered into various derivative transactions with respect to our common stock. These parties may modify their hedge positions in the future by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions prior to the maturity of the Notes (and are likely to do so during any observation period related to a conversion of the Notes). This activity could cause or avoid an increase or a decrease in the market price of our common stock or the Notes.

We are subject to counterparty risk with respect to the Capped Calls.

The option counterparties are financial institutions, and we will be subject to the risk that any or all of them might default under the Capped Calls. Our exposure to the credit risk of the option counterparties will not be secured by any collateral. Past global economic conditions have resulted in the actual or perceived failure or financial difficulties of many financial institutions. If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the Capped Calls with such option counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our common stock. In addition, upon a default by an option counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of the option counterparties.

Our variable rate indebtedness exposes us to interest rate volatility, which could cause our debt service obligations to increase significantly, and we may be adversely affected by the anticipated cessation of LIBOR.

Borrowings under certain of our facilities, including our Amended Credit Agreement, are made at variable rates of interest and expose us to interest rate volatility. Interest rates increased during 2022. If interest rates continue to increase, our debt service obligations on certain of our variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

In addition, certain of our financial arrangements, including our Amended Credit Agreement, bear interest rates that fluctuate with changes in short-term prevailing interest rates, including the London Interbank Offered Rate ("LIBOR") (or metrics derived from or related to LIBOR). On July 27, 2017, the United Kingdom's Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. All LIBOR tenors relevant to us will cease to be published or will no longer be representative after June 30, 2023. U.S. bank regulators have advised banks to cease writing, subject to certain limited exceptions, new U.S. Dollar LIBOR contracts after 2021 and the New York Federal Reserve's Alternative Reference Rates Committee ("ARCC") has identified the Secured Overnight Financing Rate ("SOFR") as the recommended risk-free alternative rate for USD LIBOR. Our Amended Credit Agreement provides for the use of SOFR as a replacement rate upon a LIBOR cessation event. SOFR is a relatively new reference rate and has a very limited history. There are significant differences between LIBOR and SOFR, such as LIBOR being an unsecured lending rate while SOFR is a secured lending rate, and SOFR is an overnight rate while LIBOR reflects term rates at different maturities. If our LIBOR-based borrowings are converted to SOFR, the differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in interest costs that are higher than if LIBOR remained available, which could have a material adverse effect on our operating results.

Risks Related to Our Industry

The industries that we serve have undergone, and are in the process of undergoing, significant changes in an effort to reduce costs, which could adversely affect our financial statements.

The industries that we serve have undergone, and are in the process of undergoing, significant changes in an effort to reduce costs, including the following:

- ◦ Governmental and private health care providers and payors around the world are increasingly utilizing managed care for the delivery of health care services, centralizing purchasing, limiting the number of vendors that may participate in purchasing programs, forming group purchasing organizations and integrated health delivery networks and pursuing consolidation to improve their purchasing leverage and using competitive bid processes to procure health care products and services.

- ◦ Certain of our customers, and the end-users to whom our customers supply products, rely on government funding of and reimbursement for health care products and services and research activities. The health care austerity measures in other countries and other potential health care reform changes and government austerity measures have reduced and may further reduce the amount of government funding or reimbursement available to customers or end-users of our products and services and/or the volume of medical procedures using our products and services. Other countries, as well as some private payors, also control the price of health care products, directly or indirectly, through reimbursement, payment, pricing or coverage limitations, tying reimbursement to outcomes or (in the case of governmental entities) compulsory licensing. For example, China has implemented volume-based procurement policies, a series of centralized reforms instituted in China on both a national and regional basis that has resulted in significant price cuts for medical and dental consumables. Global economic uncertainty or deterioration can also adversely impact government funding and reimbursement.

These changes, as well as other impacts from market demand, government regulations, third-party coverage and reimbursement policies and societal pressures have started changing the way health care is delivered, reimbursed and funded and may cause participants in the health care industry and related industries that we serve to purchase fewer of our products and services, reduce the prices they are willing to pay for our products or services, reduce the amounts of reimbursement and funding available for our products and services from governmental agencies or third-party payors, heighten clinical data requirements, reduce the volume of medical procedures that use our products and services, affect the acceptance rate of new technologies and products and increase our compliance and other costs. In addition, we may be excluded from important market segments or unable to enter into contracts with group purchasing organizations and integrated health networks on terms acceptable to us, and even if we do enter into such contracts they may be on terms that negatively affect our current or future profitability. All of the factors described above could adversely affect our business and financial statements.

We face intense competition and if we are unable to compete effectively, we may experience decreased demand and decreased market share. Even if we compete effectively, we may be required to reduce prices for our products and services.

Our businesses operate in industries that are intensely competitive and have been subject to increasing consolidation. Because of the range of the products and services we sell and the variety of markets we serve, we encounter a wide variety of competitors. See "Item 1. Business—Competition." In order to compete effectively, we must retain longstanding relationships with major customers and continue to grow our business by establishing relationships with new customers and external experts, continually developing new products and services to maintain and expand our brand recognition and leadership position in various product and service categories and penetrating new markets, including emerging markets. In addition, significant shifts in industry market share have occurred and may in the future occur in connection with product problems, safety alerts and publications about products, reflecting the competitive significance of product quality, product efficacy and quality systems in our industry. Our failure to compete effectively and/or pricing pressures resulting from competition may adversely impact our financial statements, and our expansion into new markets may result in greater-than-expected risks, liabilities and expenses. In addition, we are exposed to the risk that our competitors or our customers may introduce private label, generic, or low-cost products that compete with our products at lower price points. If these competitors' products capture significant market share or decrease market prices overall, this could have an adverse effect on our financial statements.

Risks Related to Laws and Regulations

Changes in governmental regulations may reduce demand for our products or services or increase our expenses.

We compete in markets in which we and our customers must comply with supranational, federal, state, local and other jurisdictional regulations, such as regulations governing health and safety, the environment, food and drugs and privacy. We develop, configure and market our products and services to meet customer needs created by these regulations. These regulations are complex, change frequently, have tended to become more stringent over time and may be inconsistent across jurisdictions. Any significant change in any of these regulations (or in the interpretation or application thereof) could reduce demand for, increase our costs of producing or delay the introduction of new or modified products and services, or could restrict our existing activities, products and services. For example, in response to the COVID-19 pandemic, federal, state, local and foreign governmental authorities have imposed, and may continue to impose, protocols and restrictions intended to contain the spread of the virus, including limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, quarantines, lockdowns and travel restrictions. Such restrictions have disrupted and may continue to disrupt our business operations and reduce demand for our products or services.

Certain of our businesses are subject to extensive regulation by the FDA and comparable agencies of other countries, as well as laws regulating fraud and abuse in the health care industry and the privacy and security of health information. Failure to comply with those regulations could adversely affect our reputation, ability to do business and financial statements.

Most of our products are medical devices subject to regulation by the U.S. Food and Drug Administration (the "FDA"), by other federal and state governmental agencies, by comparable agencies of other countries and regions, by certain accrediting bodies and by regulations governing hazardous materials (or the manufacture and sale of products containing any such materials). The FDA and these other regulatory authorities enforce additional regulations regarding the safety of X-ray emitting devices. The global regulatory environment has become increasingly stringent and unpredictable. Several countries that did not have regulatory requirements for medical devices have established such requirements in recent years, and other countries have expanded, or plan to expand, their existing regulations. For example, the EU MDR imposes stricter requirements for the marketing and sale of medical devices, including in the area of clinical evaluation requirements, quality systems and post-market surveillance. Medical devices that have been assessed and/or certified under the EU Medical Device Directive may continue to be placed on the market until 2024 (or until the expiry of their certificates, if applicable and earlier); however, requirements regarding the distribution, marketing and sale including quality systems and post-market surveillance have to be observed by manufacturers, importers and distributors as of the application date. Complying with the EU MDR required modifications to our quality management systems, additional resources in certain functions, and required and will continue to require updates to technical files, among other changes. Failure to meet these requirements could adversely impact our business in the EU and other regions that tie their product registrations to the EU requirements.

Similarly, under the Physician Payment Sunshine Act, we are required to collect and report detailed information regarding certain financial relationships we have with covered recipients, including physicians, dentists, teaching hospitals, and certain other non-physician practitioners. We or our subsidiaries may be required to report information under certain state transparency laws that address circumstances not covered by the Physician Payment Sunshine Act, and some of these state laws, as well as the federal law, can be unclear. We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers. While we believe we have substantially compliant programs and controls in place satisfying the above laws and requirements, such compliance imposes additional costs on us and the requirements are sometimes unclear.

To varying degrees, these regulators require us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, distribution and post-marketing surveillance of our products. We cannot guarantee that we will be able to obtain regulatory clearance (such as 510(k) clearance) or approvals for our new products or modifications to (or additional indications or uses of) existing products within our anticipated timeframe or at all, and if we do obtain such clearance or approval it may be time-consuming, costly and subject to restrictions. Our ability to obtain such regulatory clearances or approvals will depend on many factors and the process for obtaining such clearances or approvals could change over time. Even after initial regulatory clearance or approval, we are subject to periodic inspection by these regulatory authorities, and if safety issues arise, we may be required to amend conditions for use of a product, such as providing additional warnings on the product's label or narrowing its approved intended use, which could reduce the product's market acceptance. Failure to obtain required regulatory clearances or approvals before marketing our products (or before implementing modifications to or promoting additional indications or uses of our products), other violations of these regulations, failure to remediate inspectional observations to the satisfaction of these regulatory authorities and real or perceived efficacy or safety concerns or trends of adverse events with respect to our products (even after obtaining clearance for distribution) have led to FDA Form 483 Inspectional Observations, and can lead to warning letters, notices to customers, declining sales, loss of customers, loss of market share, remediation and increased compliance costs, mandatory recalls, seizures of adulterated or misbranded products, injunctions, administrative detentions, refusals to permit importations, partial or total shutdown of production facilities or the implementation of operating restrictions, narrowing of permitted uses for a product, suspension or withdrawal of approvals and pre-market notification rescissions. We are also subject to various laws regulating fraud and abuse, pricing and sales and marketing practices in the health care industry and the privacy and security of health information as well as manufacturing and quality standards, including the federal regulations described in "Item 1. Business —Regulatory Matters." Ensuring that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that government authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations.

Noncompliance with these standards can result in, among other things, fines, expenses, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the government to grant 510(k) clearance of devices, withdrawal of marketing approvals, criminal prosecutions and other adverse effects referenced below under "Our businesses are subject to extensive regulation; failure to comply with those regulations could adversely affect our financial statements and our business, including our reputation." Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Off-label marketing or misleading advertising of our products could result in substantial penalties.

The FDA, the Federal Trade Commission ("FTC") and, in some cases, the Environmental Protection Agency ("EPA") strictly regulate the promotional claims that may be made about approved or cleared products. In particular, any clearances we may receive only permit us to market our products for the uses indicated on the labeling cleared by the FDA. We may request additional label indications for our current products, and the FDA may deny those requests outright, require additional expensive performance or clinical data to support any additional indications or impose limitations on the intended use of any cleared products as a condition of clearance. If the FDA determines that we have marketed or advertised our products for off-label use, we could be subject to fines, injunctions or other penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our business activities to constitute promotion of an off-label use or misbranding, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, substantial monetary penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, and/or the curtailment of our operations. Any of these events could significantly harm our business and results of operations and cause our stock price to decline.

Certain modifications to our products may require new 510(k) clearances or other marketing authorizations and may require us to recall or cease marketing our products.

Once a medical device is permitted to be legally marketed in the U.S. pursuant to a 510(k) clearance, a manufacturer may be required to notify the FDA of certain modifications to the device. Manufacturers determine in the first instance whether a change to a product requires a new premarket submission, but the FDA may review any manufacturer's decision. The FDA may not agree with our decisions regarding whether new clearances are necessary. We have made modifications to our products in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or other premarket submissions were not required. We may make similar modifications or add additional features in the future that we believe do not require a new 510(k) clearance. If the FDA disagrees with our determinations and requires us to submit new 510(k) notifications, we may be required to cease marketing or to recall the modified product until we obtain clearance, and we may be subject to significant regulatory fines or penalties.

Our operations, products and services expose us to the risk of environmental, health and safety liabilities, costs and violations that could adversely affect our business, reputation and financial statements.

Our operations, products and services are subject to environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment, establish standards for the use, generation, treatment, storage and disposal of hazardous and non-hazardous wastes and impose end-of-life disposal and take-back programs. We must also comply with various health and safety regulations in the U.S. and abroad in connection with our operations. We cannot assure you that our environmental, health and safety compliance program (or the compliance programs of businesses we acquire) have been or will at all times be effective. Failure to comply with any of these laws could result in civil and criminal, monetary and non-monetary penalties and damage to our reputation. In addition, we cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws will not exceed our estimates or adversely affect our financial statements.

In addition, we may incur costs related to remedial efforts or alleged environmental damage associated with past or current waste disposal practices or other hazardous materials handling practices. We are also from time to time party to personal injury, property damage or other claims brought by private parties alleging injury or damage due to the presence of or exposure to hazardous substances. We may also become subject to additional remedial, compliance or personal injury costs due to future events such as changes in existing laws or regulations, changes in agency direction or enforcement policies, developments in remediation technologies, changes in the conduct of our operations and changes in accounting rules. For additional information regarding these risks, please refer to Note 15 to our audited consolidated financial statements included in this Annual Report. We cannot assure you that our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or adversely affect our reputation and financial statements or that we will not be subject to additional claims for personal injury or remediation in the future based on our past, present or future business activities.

Our businesses are subject to extensive regulation; failure to comply with those regulations could adversely affect our financial statements and our business, including our reputation.

In addition to the environmental, health, safety, health care, medical device, anticorruption, data privacy and other regulations noted elsewhere in this Annual Report, our businesses are subject to extensive regulation by U.S. and non-U.S. governmental and self-regulatory entities at the supranational, federal, state, local and other jurisdictional levels.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and between our subsidiaries. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

Our products and operations are also often subject to differing national industrial standards, and failure to comply with these rules could result in withdrawal of certifications needed to sell our products and services and otherwise adversely impact our business and financial statements. Non-compliance with applicable requirements (or any alleged or perceived failure to comply) could result in import detentions, fines, damages, civil and administrative penalties, injunctions, suspensions or losses of regulatory approvals, recall or seizure of products, operating restrictions, refusal of the government to approve product export applications or allow us to enter into supply contracts, disbarment from selling to certain governmental agencies or exclusion from government funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disruption of our business, limitation on our ability to manufacture, import, export and sell products and services, loss of customers, significant legal and investigatory fees, disgorgement, individual imprisonment, reputational harm, contractual damages, diminished profits, curtailment or restricting of business operations, criminal prosecution and other monetary and non-monetary penalties. For additional information regarding these risks, please refer to the section entitled "Business—Regulatory Matters."

Risks Related to Ownership of Our Stock

The price of our common stock may continue to be volatile, which could lead to securities litigation brought against us or cause investors to lose the value of their investment.

We have a limited trading history and there may be wide fluctuations in the market value of our common stock as a result of many factors. From our IPO through February 10, 2023, the sales price of our common stock as reported by the NYSE has ranged from a low sales price of $10.08 on March 19, 2020 to a high sales price of $52.03 on March 29, 2022. Factors that may cause the market price of our common stock to fluctuate, some of which may be beyond our control, include:

- our quarterly or annual earnings, or those of other companies in our industry;

- actual or anticipated fluctuations in our operating results;

- changes in earnings estimated by securities analysts or our ability to meet those estimates;

- the operating and stock price performance of other comparable companies;

- changes to the regulatory and legal environment in which we operate;

- macroeconomic conditions and the economic impact of the COVID-19 pandemic, inflation and rising interest rates and global conflicts, including the Russia-Ukraine war;

- unusual events such as significant acquisitions by us and our competitors, divestitures, litigation, regulatory actions and other factors, including factors unrelated to our operating performance;

- overall market fluctuations and domestic and worldwide economic conditions; and

- other factors described in these "Risk Factors" and elsewhere in this Annual Report.

Stock markets in general have experienced volatility recently that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, periods of volatility in the overall market and the market price of a company's securities have often been followed by securities litigation brought against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources. In addition, as a result of this volatility, investors may not be able to sell their common stock at or above the purchase price.

Certain provisions in our second amended and restated certificate of incorporation, our second amended and restated bylaws, the Indenture governing the Notes, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Our second amended and restated certificate of incorporation and second amended and restated bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt an unsolicited takeover not approved by our board of directors. These provisions include, among others:

- the inability of our stockholders to call a special meeting;

- the inability of our stockholders to act by written consent;

- rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

- the right of our board of directors to issue preferred stock without stockholder approval;

- the division of our board of directors into three classes of directors, with each class serving a staggered three-year term, subject to a phased-in declassification whereby Class III directors were elected to a one-year term at the 2022 annual meeting, Class I directors will be elected to a one-year term at the 2023 annual meeting and Class II directors will be elected to a one-year term at the 2024 annual meeting such that effective as of the 2024 annual meeting, our board of directors will be fully declassified, and until the full declassification of the Board as of the date of the 2024 annual meeting, this classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult;

- prior to our board of directors being fully declassified, stockholders may only remove directors with cause; and

- the ability of our directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of our board of directors) on our board of directors.

Additionally, certain provisions in the Notes and the Indenture governing the Notes could make a third party attempt to acquire us more difficult or expensive. For example, if a takeover constitutes a fundamental change, then holders of the Notes will have the right to require us to repurchase their Notes for cash. In addition, if a takeover constitutes a make-whole fundamental change, then we may be required to temporarily increase the conversion rate. In either case, and in other cases, our obligations under the Notes and the Indenture could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management, including in a transaction that holders of our securities may view as favorable.

In addition, because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the "DGCL"), this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation (an "interested stockholder") shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which the person became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is in the best interests of us and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Our second amended and restated certificate of incorporation designates the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us and our directors, officers, employees and stockholders.

Our second amended and restated certificate of incorporation provides that unless our board of directors otherwise determines, the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL or our second amended and restated certificate of incorporation or bylaws, or any action asserting a claim governed by the internal affairs doctrine. This provision would not apply to claims brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any other claim for which the federal courts have exclusive jurisdiction.

In addition, our second amended and restated bylaws, as amended, provide that the federal district courts of the U.S. will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, unless we consent in writing to the selection of an alternative forum.

These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors, officers, employees and stockholders.

Conversion of the Notes may dilute the ownership interest of our stockholders or may otherwise depress the prices of our common stock.

The conversion of some or all of the Notes may dilute the ownership interests of our stockholders. Upon conversion of the Notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock to satisfy any Notes conversion value in excess of the principal amount. If we elect to settle the value in excess of the principal amount in shares of our common stock or a combination of cash and shares of our common stock, any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could be used to satisfy short positions, or anticipated conversion of the Notes into shares of our common stock could depress the price of our common stock.

The issuance or sale of shares of our common stock, or rights to acquire shares of our common stock, could depress the trading price of our common stock and the Notes.

We may conduct future offerings of our common stock, preferred stock or other securities that are convertible into or exercisable for our common stock to finance our operations or fund acquisitions, or for other purposes. In addition, we have reserved 20,656,197 shares of common stock for the exercise of stock options or vesting of restricted stock units. The Indenture for the Notes does not restrict our ability to issue additional equity securities in the future. If we issue additional shares of our common stock or rights to acquire shares of our common stock, if any of our existing stockholders sells a substantial amount of our common stock, or if the market perceives that such issuances or sales may occur, then the trading price of our common stock, and, accordingly, the Notes may significantly decline. In addition, our issuance of additional shares of common stock will dilute the ownership interests of our existing common stockholders, including holders of Notes who have received shares of our common stock upon conversion of their Notes.

General Risks

We may be required to recognize impairment charges for our goodwill and other intangible assets.

As of December 31, 2022, the net carrying value of our goodwill and other intangible assets totaled approximately $4.6 billion. In accordance with generally accepted accounting principles, we periodically assess these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of our assets, changes in the structure of our business, divestitures, market capitalization declines, or increases in associated discount rates may impair our goodwill and other intangible assets. Any charges relating to such impairments would adversely affect our results of operations in the periods recognized.

Foreign currency exchange rates may adversely affect our financial statements.

Sales and purchases in currencies other than the U.S. dollar expose us to fluctuations in foreign currencies relative to the U.S. dollar and, given our global operations, may adversely affect our financial statements. Increased strength of the U.S. dollar increases the effective price of our products sold in U.S. dollars into other countries, which may require us to lower our prices or adversely affect sales to the extent we do not increase local currency prices. Decreased strength of the U.S. dollar could adversely affect the cost of materials, products and services we purchase overseas. Sales and expenses of our non-U.S. businesses are also translated into U.S. dollars for reporting purposes and the strengthening or weakening of the U.S. dollar could result in unfavorable translation effects. In addition, certain of our businesses may invoice customers in a currency other than the business' functional currency, and movements in the invoiced currency relative to the functional currency could also result in unfavorable translation effects. We also face exchange rate risk from our investments in subsidiaries owned and operated in foreign countries.

Changes in tax law relating to multinational corporations could adversely affect our tax position.

The U.S. Congress, government agencies in non-U.S. jurisdictions where we and our affiliates do business, and the Organisation for Economic Co-operation and Development ("OECD") have recently focused on issues related to the taxation of multinational corporations. One example is in the area of "base erosion and profit shifting," where profits are claimed to be earned for tax purposes in low-tax jurisdictions, or payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. The OECD has released several components of its comprehensive plan to create an agreed set of international rules for addressing base erosion and profit shifting. As a result, the tax laws in the U.S. and other countries in which we do business could change on a prospective or retroactive basis, and any such changes could adversely affect our business and financial statements.

We are subject to a variety of litigation and other legal and regulatory proceedings in the course of our business that could adversely affect our business and financial statements.

We are or could be subject to a variety of litigation and other legal and regulatory proceedings incidental to our business (or the business operations of previously-owned or subsequently-purchased entities), including claims or counterclaims for damages arising out of the use of products or services and claims relating to intellectual property matters, employment matters, tax matters, commercial disputes, breach of contract claims, competition and sales and trading practices, environmental matters, personal injury, insurance coverage, acquisition-related matters and general statutory claims or other claims pursuant to law, as well as regulatory or judicial subpoenas, requests for information, investigations and enforcement. We may also become involved in lawsuits as a result of past or future acquisitions or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with, businesses acquired or divested by us or our predecessors. The types of claims made in lawsuits may include claims for compensatory damages, incidental damages, consequential damages, and punitive damages (and in some types of cases, treble damages) and/or injunctive relief. The pursuit or defense of these lawsuits may divert our management's attention, we may incur significant expenses in pursuing or defending these lawsuits, and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our operations and financial statements. Moreover, any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against such losses. In addition, developments in proceedings in any given period may require us to adjust the loss contingency estimates that we have recorded in our financial statements, record estimates for liabilities or assets previously not susceptible of reasonable estimates or pay cash settlements or judgments. Any of these developments could adversely affect our financial statements in any particular period. We cannot assure you that our liabilities in connection with litigation and other legal and regulatory proceedings will not exceed our estimates or adversely affect our financial statements and business.

Work stoppages, union and works council campaigns and other labor disputes could adversely impact our productivity and results of operations.

Certain of our U.S. and non-U.S. employees are subject to collective labor arrangements. We are subject to potential work stoppages, union and works council campaigns and other labor disputes, any of which could adversely impact our financial statements and business, including our productivity and reputation.

Our reputation, ability to do business and financial statements may be impaired by improper conduct by any of our employees, agents or business partners.

We cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees, agents or business partners (or of businesses we acquire or partner with) that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, employment practices and workplace behavior, export and import compliance, economic and trade sanctions, money laundering and data privacy. In particular, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, and we operate in many parts of the world that have experienced governmental corruption to some degree. Any such improper actions or allegations of such acts could damage our reputation and subject us to civil or criminal investigations in the U.S. and in other jurisdictions and related stockholder lawsuits, could lead to substantial civil and criminal, monetary and non-monetary penalties and could cause us to incur significant legal and investigatory fees. In addition, the government may seek to hold us liable for violations committed by companies in which we invest or that we acquire. We also rely on our suppliers to adhere to our supplier standards of conduct, and material violations of such standards of conduct could occur that could have a material effect on our business, reputation and financial statements.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Brea, California in a facility that we lease. As of December 31, 2022, our facilities included approximately 34 significant office, research and development, manufacturing and distribution facilities. Thirteen of these facilities are located in the U.S. in six states and 21 are located outside the U.S. in 13 other countries, primarily in Europe and to a lesser extent in Asia, the rest of North America, Latin America and the Middle East. These facilities cover approximately 2.6 million square feet, of which approximately 0.6 million square feet are owned and approximately 2.0 million square feet are leased. Particularly outside the U.S., facilities often serve more than one business segment and may be used for multiple purposes, such as administration, sales, manufacturing, warehousing and/or distribution.

We consider our facilities suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. We believe our properties and equipment have been well-maintained. Please refer to Note 8 to our audited consolidated financial statements for additional information with respect to our lease commitments.

ITEM 3. LEGAL PROCEEDINGS

We are, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to our business. Based upon our experience, current information and applicable law, we do not believe that these proceedings and claims will have a material effect on our financial position, results of operations or cash flows. However, in the event of unexpected further developments, it is possible that the ultimate resolution of these matters, or other similar matters, if unfavorable, may be materially adverse to our financial position, results of operations or cash flows. For additional information, please see Note 15 to our audited consolidated financial statements.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Information with Respect to our Common Stock

Our common stock is listed on the New York Stock Exchange, or NYSE, and trades under the symbol "NVST."

The number of holders of record of our common stock as of February 10, 2023 was 21. This number of holders of record does not represent the actual number of beneficial owners of our common stock because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who have the right to vote their shares.

Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filings under the Securities Act of 1933 or the Exchange Act, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following graph shows a comparison of cumulative total stockholder return, calculated on a dividend-reinvested basis, for the Company, the S&P 500 Index and the S&P Health Care Index from September 18, 2019, the first day our stock traded on the NYSE, through December 31, 2022. The graph assumes $100 was invested in each of our common stock, the S&P 500 Index, and the S&P Health Care Index as of the market close on September 18, 2019. The S&P 500 Stock Index and the S&P Health Care Index are included for comparative purposes only. They do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the stock involved, and they are not intended to forecast or be indicative of possible future performance of our common stock. Note that historic stock price performance is not necessarily indicative of future stock price performance**.**



Performance Graph Table					
	September 18, 2019	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
Envista Holdings Corporation	$ 100	$ 106	$ 121	$ 161	$ 120
S&P 500 Index	$ 100	$ 108	$ 128	$ 165	$ 135
S&P 500 Health Care Index	$ 100	$ 113	$ 126	$ 156	$ 150

Dividend Policy

We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in the agreements governing our existing indebtedness and any other indebtedness we may enter into and other factors that our board of directors deems relevant.

Recent Sales of Unregistered Securities

On January 21, 2022, we completed the issuance of 273,522 restricted stock units ("RSUs") to Pacific Dental Services, LLC ("PDS") pursuant to a development agreement by and between the Company and PDS dated as of December 23, 2021 (the "Development Agreement") and a share issuance agreement entered into by the parties on the same date. The RSUs will vest upon achievement of certain milestones pursuant to the Development Agreement and will convert on a 1-for-1 basis into shares of our common stock upon vesting. The issuance of these securities was effected without registration in reliance on Section 4(a)(2) of the Securities Act as a sale by the Company not involving a public offering. No underwriters were involved with the issuance of such securities.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Management's Discussion and Analysis of Financial Condition and Results of Operations of our business is designed to provide a reader of our financial statements with a narrative from the perspective of management. You should read the following discussion in conjunction with the sections entitled "Envista Holdings Corporation Audited Consolidated Financial Statements" included in this Annual Report on Form 10-K. This section of the Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussion of 2020 items and year-to-year comparisons between 2021 and 2020 are not included in this Form 10-K, and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2021.

Management's Discussion and Analysis of Financial Condition and Results of Operations is divided into six sections:

- ◦ Overview
- ◦ Results of Operations
- ◦ Liquidity and Capital Resources
- ◦ Qualitative and Quantitative Disclosures About Market Risk
- ◦ Critical Accounting Estimates
- ◦ New Accounting Standards

OVERVIEW

General

We provide products that are used to diagnose, treat and prevent disease and ailments of the teeth, gums and supporting bone, as well as to improve the aesthetics of the human smile. We help our customers deliver the best possible patient care through industry-leading solutions, technologies, and services. With leading brand names, innovative technology and significant market positions, we are a leading worldwide provider of a broad range of solutions to support implant-based tooth replacements, orthodontic treatments, digital imaging and diagnostics, as well as general dental consumables, equipment and services, and are dedicated to driving technological innovations that help dental professionals improve clinical outcomes and enhance productivity. Our research and development, manufacturing, sales, distribution, service and administrative facilities are located in more than 30 countries across North America, Asia, Europe, the Middle East and Latin America.

During 2022, 51% of our sales were derived from customers outside the United States. As a global provider of dental consumables, equipment and services, our operations are affected by worldwide, regional and industry-specific economic and political factors. Given the broad range of dental products, software and services provided and geographies served, we do not use any indices other than general economic trends to predict our overall outlook. Our individual businesses monitor key competitors and customers, including to the extent possible their sales, to gauge relative performance and the outlook for the future.

As a result of our geographic and product line diversity, we face a variety of opportunities and challenges, including rapid technological development in most of our served markets, the expansion and evolution of opportunities in emerging markets, trends and costs associated with a global labor force, consolidation of our competitors and increasing regulation. We operate in a highly competitive business environment in most markets, and our long-term growth and profitability will depend in particular on our ability to expand our business in emerging geographies and emerging market segments, identify, consummate and integrate appropriate acquisitions, develop innovative and differentiated new products and services, expand and improve the effectiveness of our sales force, continue to reduce costs and improve operating efficiency and quality and effectively address the demands of an increasingly regulated global environment. We are making significant investments to address the rapid pace of technological change in our served markets and to globalize our manufacturing, research and development and customer-facing resources (particularly in emerging markets and our dental implant business) in order to be responsive to our customers throughout the world and improve the efficiency of our operations.

Key Trends and Conditions Affecting Our Results of Operations

COVID-19

The extent of the impact of the COVID-19 pandemic on our business remains uncertain and difficult to predict because of the dynamic and evolving nature of the situation. The global impact of the outbreak continues to adversely affect many industries, and different geographies continue to reflect the effects of public health restrictions in various ways. The economic recovery following the impact of the COVID-19 pandemic is only partially underway and has been gradual, uneven and characterized by meaningful dispersion across sectors and regions with uncertainty regarding its ultimate length and trajectory. During the year ended December 31, 2022, notwithstanding improvement in many markets in which we operate due to a return to more normalized business operations, certain markets continued to be adversely impacted by COVID-19. In particular, sales decreased in China due to lockdowns early in the year and a subsequent relaxing of restrictions, which resulted in increased infection rates.

Russia-Ukraine Conflict

Russia's invasion of Ukraine and the global response to this invasion, including sanctions imposed by the U.S. and other countries, could have an adverse impact on our business, including our ability to market and sell products in the affected regions, potentially heightening our risk of cyber security attacks, impacting our ability to enforce our intellectual property rights in Russia, creating disruptions in the global supply chain, and potentially having an adverse impact on the global economy, financial markets, energy markets, currency rates and otherwise. Russia's invasion of Ukraine did not have a material impact on our financial position or results of operations as of and for the year ended December 31, 2022.

Industry Trends

We operate in the large and growing global dental products industry. We believe growth in the global dental industry will be driven by:

- an aging population;

- the current under penetration of dental procedures, especially in emerging markets;

- improving access to complex procedures due to increasing technological innovation;

- an increasing demand for cosmetic dentistry; and

- growth of DSOs, which are expected to drive increasing penetration of, and access to, dental care globally.

Product Development, New Product Launches and Commercial Investment

A key element of our targeted value creation strategy is to drive growth through portfolio development and product innovation. Our future growth and success depend on both our pipeline of new products and technologies, including new products and technologies that we may obtain through license or acquisition, and the expansion of the use of our existing products and technologies. We believe we are a leader in dental research and development ("R&D"), with approximately $287.3 million of R&D expenditures since 2020 and a track record of product innovation, business development and commercialization.

We continue transforming our portfolio by investing in our Implant-Based Tooth Replacement and Orthodontic Solutions businesses and also making investments in emerging markets, critical to our growth strategy. The cost reduction initiatives we have taken and will continue to undertake in the future allow us to further invest in this growth strategy, which in turn we believe should improve our margins.

Our continued investment in Spark, our clear aligner system, has led to increased manufacturing capacity and continues to gain market adoption as orthodontists and their patients see the benefits of the clear, stain resistant and comfortable design. We believe that Spark will provide growth opportunities for our Orthodontic Solutions business over the next several years.

Foreign Exchange Rates

Significant portions of our sales and costs are exposed to changes in foreign exchange rates. During the year ended December 31, 2022, our products were sold in more than 140 countries and 51% of our sales were to customers outside of the United States. We seek to manage our foreign exchange risk, in part, through our operations, including managing same-currency sales in relation to same-currency costs and same-currency assets in relation to same-currency liabilities. As our operations use multiple foreign currencies, including the euro, British pound, Brazilian real, Australian dollar, Japanese yen, Canadian dollar and Chinese yuan, changes in those currencies relative to the U.S. dollar will impact our sales, cost of sales and expenses, and consequently, net income. Exchange rate fluctuations in emerging markets may also directly affect our customers' ability to buy our products in these geographic markets.

On a year-over-year basis, currency exchange rates negatively impacted reported sales by 3.5% for the year ended December 31, 2022 compared to the comparable period of 2021, primarily due to the strengthening of the U.S. dollar against most major currencies. Any future strengthening of the U.S. dollar against major currencies would adversely impact our sales and results of operations and any weakening of the U.S. dollar against major currencies would positively impact our sales and results of operations.

General Economic Conditions

In addition to industry-specific factors, we, like other businesses, face challenges related to global economic conditions, including rising inflation, increasing interest rates, fluctuating foreign currency exchange rates, slowing economic growth, and continuing supply chain disruptions. Dental costs are largely out-of-pocket for the consumer and thus utilization rates can vary significantly depending on economic growth. While many of our products are considered necessary by patients regardless of the economic environment, certain products and services that support discretionary dental procedures may be more susceptible to changes in economic conditions.

Other countries, as well as some private payors, also control the price of health care products, directly or indirectly, through reimbursement, payment, pricing or coverage limitations, tying reimbursement to outcomes or (in the case of governmental entities) compulsory licensing. For example, China has implemented volume-based procurement policies, a series of centralized reforms instituted in China on both a national and regional basis that has resulted in significant price cuts for medical and dental consumables.

Manufacturing and Supply

To date, COVID-19 has had, and may continue to have, an adverse impact on our supply chains and distribution systems. The increase in consumer demand resulting from the lifting of lockdowns has created significant challenges for supply chains as a result of labor and raw material shortages.

In order to sell our products, we must be able to reliably produce and ship our products in sufficient quantities. Many of our products involve complex manufacturing processes and are produced at one or a limited number of manufacturing sites.

Minor deviations in our manufacturing or logistical processes, unpredictability of a product's regulatory or commercial success or failure, the lead time necessary to construct highly technical and complex manufacturing sites and shifting customer demand increase the potential for capacity imbalances. For a discussion of risks relating to our manufacturing process, refer to "Item 1A. Risk Factors—Risks Related to Our Business."

Components of Sales and Costs and Expenses

Sales

Our sales are primarily derived from the sale of dental consumables, equipment and services to third-party distributors and end-users. For additional information regarding our products, including descriptions of our products, refer to "Item 1. Business—Business Segments."

Costs and Expenses and Other

Cost of sales consists primarily of cost of materials, facilities and other infrastructure used to manufacture our products and shipping and handling costs attributable to delivering our products to our customers. Also included in cost of sales are productivity improvement and restructuring expenses related to our manufacturing operations.

Selling, general and administrative ("SG&A") expenses consist of, among other things, the costs of selling, marketing, promotion, advertising and administration (including business technology, facilities, legal, finance, human resources, business development and procurement) and amortization expense for intangible assets that have been acquired through business combinations. Also included in SG&A are productivity improvement and restructuring expenses related to our administrative operations.

R&D expenses consist of project costs specific to new product R&D and product lifecycle management, overhead costs associated with R&D operations, regulatory costs, product registrations and investments that support local market clinical trials for approved indications. We manage overall R&D based on our strategic opportunities and do not disaggregate our R&D expenses by the nature of the expense or by product as we do not use or maintain such information in managing our business.

Nonoperating income (expense) consists of the non-service cost components of net periodic benefit costs (which include interest costs, expected return on plan assets, amortization of prior service cost or credits and actuarial gains and losses) and interest expense, net.

Business Performance

During the year ended December 31, 2022, our sales increased 2.4%, while core sales increased 4.1% as compared to the comparable period of 2021. The impact of foreign currency exchange rates reduced sales in the year ended December 31, 2022, by 3.5% compared to the comparable period of 2021.

Acquisitions and Divestitures

Our growth strategy contemplates future acquisitions and we continually evaluate potential acquisitions that either strategically fit with our existing portfolio or expand our portfolio into new and attractive business areas. Our operations and results can be affected by the rate and extent to which appropriate acquisition opportunities are available, acquired businesses are effectively integrated and anticipated synergies or cost savings are achieved. During the year ended December 31, 2022, we completed two acquisitions.

On April 20, 2022, we completed our acquisition of Carestream Dental's Intraoral Scanner Business for total consideration of approximately $580.3 million, including contingent consideration of $7.5 million, and subject to certain customary adjustments as provided in the Purchase Agreement. The Intraoral Scanner Business manufactures, markets, sells, commercializes, distributes, services, trains, supports, and maintains operations of intraoral scanners and software, and is part of our Equipment & Consumables segment. We purchased the Intraoral Scanner Business through the acquisition of certain assets and the assumption of certain liabilities as well as the acquisition of all of the equity of certain subsidiaries of Carestream Dental.

On July 5, 2022, we acquired all of the equity of Osteogenics for total consideration of approximately $128.2 million, subject to certain customary adjustments as provided in the Equity Purchase Agreement dated May 17, 2022. Osteogenics develops innovative regenerative solutions for periodontists, oral and maxillofacial surgeons, and clinicians involved in implant dentistry throughout the world, and is part of our Specialty Products & Technologies segment.

On December 31, 2021, we sold substantially all of the KaVo Treatment Unit and Instrument Business (the "Divestiture") to planmeca Verwaltungs Gmbh, Germany ("Planmeca"), pursuant to the master sale and purchase agreement (the "Purchase Agreement") among the Company, Planmeca, and Planmeca Oy, as guarantor. Additionally, on December 30, 2021, we entered into an amendment to the Purchase Agreement (the "Amendment"), providing that the transfer of net assets in Russia, China and Brazil (the "Relevant Jurisdictions") be deferred until the purchaser had formed entities for such transfer of assets in each such Relevant Jurisdiction and the applicable asset transfer agreement could be executed and consummated (each such asset transfer, a "Deferred Local Closing"). Except for the implementation of the Deferred Local Closings and related matters regarding the assets in the Relevant Jurisdictions, the provisions, terms and conditions of the Purchase Agreement were not materially amended by the Amendment. The Amendment did not alter the preliminary purchase price that Planmeca paid to the Company upon the closing of the Divestiture. At December 31, 2021, we recorded a liability of $10.8 million for the proceeds related to the Relevant Jurisdictions. As of December 31, 2022, all three Relevant Jurisdictions have closed and the related liability associated with the proceeds released. In accordance with the terms of the Purchase Agreement, we received total net cash consideration of $386.4 million.

The Divestiture was part of our strategy to structurally improve our long-term margins and represented a strategic shift with a major effect on our operations and financial results as described in Accounting Standards Codification ("ASC") 205-20. The sale met the criteria to be accounted for as a discontinued operation. Accordingly, we have applied discontinued operations treatment for the Divestiture as required by ASC 205-20. In accordance with ASC 205-20, we reclassified the Divestiture to assets and liabilities held for sale on our Consolidated Balance Sheets and reclassified the financial results of the Divestiture in our Consolidated Statements of Operations for all periods presented. Our Consolidated Statements of Cash Flows include the financial results of the KaVo Treatment Unit and Instrument Business for all periods presented. We also revised our discussion and presentation of operating and financial results to be reflective of our continuing operations as required by ASC 205-20. All segment information and descriptions exclude the KaVo Treatment Unit and Instrument Business.

With the sale of the KaVo Treatment Unit and Instrument business and our two recent acquisitions, we continue to make significant progress toward our long-term goal of re-calibrating our product portfolio to higher growth and higher margin segments. The Divestiture and the acquisitions shifted our revenue mix from approximately 50% each for the Specialty Products & Technology and Equipment & Consumables segments to 62% for the Specialty Products & Technology segment and 38% for the Equipment & Consumables segment. The Specialty Products & Technology segment is a higher growth and higher margin business than the Equipment & Consumables segment. These transactions have allowed us to focus more on higher value and higher margin consumables, imaging, and digital workflow solutions.

Non-GAAP Measures

In order to establish period-to-period comparability, we include the non-GAAP measure of core sales in this report. References to the non-GAAP measure of core sales (also referred to as core revenues or sales/revenues from existing businesses) refer to sales calculated according to GAAP, but excluding:

- sales from acquired businesses;
- sales from discontinued products; and
- the impact of currency translation.

We exclude sales from acquired businesses in order to provide accurate year over year comparisons. Sales from discontinued products includes major brands or major products that we have made the decision to discontinue as part of a portfolio restructuring. Discontinued brands or products consist of those which we (1) are no longer manufacturing, (2) are no longer investing in the research or development of, and (3) expect to discontinue all significant sales of within one year from the decision date to discontinue. The portion of sales attributable to discontinued brands or products is calculated as the net decline of the applicable discontinued brand or product from period-to-period. We exclude sales from discontinued products because discontinued products do not have a continuing contribution to operations and management believes that excluding such items provides investors with a means of evaluating our on-going operations and facilitates comparisons to our peers.

The portion of sales attributable to currency translation is calculated as the difference between:

- the period-to-period change in sales; and

- the period-to-period change in sales after applying current period foreign exchange rates to the prior year period.

Core sales growth should be considered in addition to, and not as a replacement for or superior to, sales, and may not be comparable to similarly titled measures reported by other companies. We believe that reporting the non-GAAP financial measure of core sales growth provides useful information to investors by helping identify underlying growth trends in our on-going business and facilitating comparisons of our sales performance with our performance in prior and future periods and to our peers. We also use core sales growth to measure our operating and financial performance. We exclude the effect of currency translation from core sales because currency translation is not under our control, is subject to volatility and can obscure underlying business trends.

Throughout this discussion, references to sales volume refer to the impact of both price and unit sales and references to productivity improvements generally refer to improved cost-efficiencies resulting from the ongoing application of EBS. We believe our deep-rooted commitment to EBS helps drive our market leadership and differentiates us in the dental products industry. EBS encompasses not only lean tools and processes, but also methods for driving growth, innovation and leadership. Within the EBS framework, we pursue a number of ongoing strategic initiatives relating to streamlining business operations, portfolio simplification, reduction of costs, redeployment of resources, customer insight generation, product development and commercialization, efficient sourcing, and improvement in manufacturing and back-office support, all with a focus on continually improving quality, delivery, cost, growth and innovation.

RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated statements of earnings should be read along with our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Unless otherwise indicated, all financial data in this Annual Report on Form 10K refer to continuing operations only. For more information on the consolidated basis of preparation, see Note 1 to our audited consolidated financial statements elsewhere in this Annual Report on Form 10-K.

($ in millions)	Years Ended December 31,						% Change 2022/2021	% Change 2021/2020
	2022		2021		2020			
Sales	$2,569.1	100.0%	$2,508.9	100.0%	$1,929.1	100.0%	2.4 %	30.1 %
Cost of sales	1,094.3	42.6%	1,082.4	43.1%	874.3	45.3%	1.1 %	23.8 %
Gross profit	1,474.8	57.4%	1,426.5	56.9%	1,054.8	54.7%	3.4 %	35.2 %
Operating costs:								
SG&A expenses	1,055.5	41.1%	1,019.8	40.6%	924.6	47.9%	3.5 %	10.3 %
R&D expenses	100.1	3.9%	100.5	4.0%	86.7	4.5%	(0.4)%	15.9 %
Operating profit	319.2	12.4%	306.2	12.2%	43.5	2.3%	4.2 %	603.9 %
Nonoperating income (expense):								
Other income (expense)	3.1	0.1%	2.4	0.1%	(1.0)	(0.1)%	29.2 %	NM
Interest expense, net	(38.4)	(1.5)%	(54.1)	(2.2)%	(62.5)	(3.2)%	(29.0)%	(13.4)%
Income (loss) before income taxes	283.9	11.1%	254.5	10.1%	(20.0)	(1.0)%	11.6 %	NM
Income tax (benefit) expense	45.9	1.8%	(9.0)	(0.4)%	(62.5)	(3.2)%	NM	(85.6)%
Income from continuing operations	238.0	9.3%	263.5	10.5%	42.5	2.2%	(9.7)%	520.0 %
Income (loss) from discontinued operations, net of tax	5.1	0.2%	77.0	3.1%	(9.2)	(0.5)%	(93.4)%	NM
Net income	$243.1	9.5%	$340.5	13.6%	$ 33.3	1.7%	(28.6)%	922.5 %
Effective tax rate	16.2 %		(3.5)%		312.5 %			

Non-meaningful percentage change related to year-to-year comparisons are designated as NM.

Business Segments

Sales by business segment were as follows ($ in millions):

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Specialty Products & Technologies	$ 1,598.6	$ 1,507.8	$ 1,117.3
Equipment & Consumables	970.5	1,001.1	811.8
Total	$ 2,569.1	$ 2,508.9	$ 1,929.1

GAAP Reconciliation

Sales and Core Sales Growth

	2022 vs. 2021	2021 vs. 2020
Total sales growth (GAAP)	2.4 %	30.1 %
Less the impact of:		
Acquisitions	(1.8)%	— %
Discontinued products	— %	0.4 %
Currency exchange rates	3.5 %	(1.5)%
Core sales growth (non-GAAP)	4.1 %	29.0 %

Sales and core sales growth for the year ended December 31, 2022 increased 2.4% and 4.1%, respectively, compared to the comparable period in 2021. An increase in sales volume positively impacted sales growth by 2.5% on a period-over-period basis, combined with a price increase of 1.6%. Sales in developed markets increased primarily due to strong growth in Western Europe combined with a modest increase in North America. Sales in emerging markets increased primarily due to continued recovery from the COVID-19 pandemic, partially offset by a decrease in China sales due to localized responses to the pandemic, including lockdowns early in the year and subsequent relaxing of restrictions which resulted in an increase to infection rates.

COST OF SALES AND GROSS PROFIT MARGIN

	For the Years Ended December 31,		
($ in millions)	**2022**	**2021**	**2020**
Cost of sales	$ 1,094.3	$ 1,082.4	$ 874.3
Gross profit margin	57.4 %	56.9 %	54.7 %

The increase in cost of sales during the year ended December 31, 2022, as compared to the comparable period in 2021, was primarily due to higher sales and the unfavorable impact of higher costs due to inflation, partially offset by lower restructuring spend.

The increase in gross profit margin during the year ended December 31, 2022, as compared to the comparable period in 2021, was primarily due to an increase in sales volume and price, combined with lower restructuring spend, partially offset by the unfavorable impact from foreign exchange rates and higher costs due to inflation.

OPERATING EXPENSES

($ in millions)	For the Years Ended December 31,		
	2022	**2021**	**2020**
Selling, general and administrative expenses	$ 1,055.5	$ 1,019.8	$ 924.6
Research and development expenses	$ 100.1	$ 100.5	$ 86.7
SG&A as a % of sales	41.1 %	40.6 %	47.9 %
R&D as a % of sales	3.9 %	4.0 %	4.5 %

The increase in SG&A expenses as a percentage of sales for the year ended December 31, 2022 as compared to the comparable period of 2021, was primarily due to higher sales and marketing expenses, increased amortization of intangible assets and acquisition related costs, partially offset by higher sales volume.

R&D expenses as a percentage of sales for the year ended December 31, 2022, was consistent with the comparable period in 2021.

OTHER INCOME (EXPENSE), NET

Included in other income (expense) for the years ended December 31, 2022 and 2021 were $3.1 million and $2.6 million, respectively of other income (expense) components of net periodic benefit costs.

INTEREST COSTS AND FINANCING

Interest costs were $38.4 million and $54.1 million for the years ended December 31, 2022 and 2021, respectively. The decrease in interest expense for the year ended December 31, 2022 as compared to the comparable period of 2021 was primarily due to the absence of accretive interest expense related to the convertible debt discount as a result of adopting ASU 2020-06 and overall lower debt outstanding, partially offset by higher interest rates.

For a discussion of our outstanding indebtedness, refer to Note 16 to our audited consolidated financial statements elsewhere in this Annual Report on Form 10-K.

INCOME TAXES

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Effective tax rate	16.2 %	(3.5)%	312.5 %

Our effective tax rate for the year ended December 31, 2022 was 16.2% compared to (3.5)% in 2021. The change in the effective rate was primarily due to the Company's geographical mix of earnings and certain Swiss discrete tax benefits in 2021 not recurring in 2022.

SPECIALTY PRODUCTS & TECHNOLOGIES

Our Specialty Products & Technologies segment develops, manufactures and markets dental implant systems, including regenerative products, dental prosthetics and associated treatment software and technologies, as well as orthodontic bracket systems, aligners and lab products.

Specialty Products & Technologies Selected Financial Data

($ in millions)	For the Years Ended December 31,		
	2022	**2021**	**2020**
Sales	$ 1,598.6	$ 1,507.8	$ 1,117.3
Operating profit	268.6	272.3	65.8
Depreciation	20.5	24.0	20.6
Amortization	60.2	60.0	60.0
Operating profit as a % of sales	16.8 %	18.1 %	5.9 %
Depreciation as a % of sales	1.3 %	1.6 %	1.8 %
Amortization as a % of sales	3.8 %	4.0 %	5.4 %

GAAP Reconciliation

Sales and Core Sales Growth

	2022 vs. 2021	2021 vs. 2020
Total sales growth (GAAP)	6.0 %	34.9 %
Less the impact of:		
Acquisitions	(1.1)%	— %
Discontinued products	— %	(0.1)%
Currency exchange rates	4.2 %	(1.8)%
Core sales growth (non-GAAP)	9.1 %	33.0 %

Sales

Sales and core sales growth for the year ended December 31, 2022 increased 6.0% and 9.1%%, respectively, compared to the comparable period in 2021. Sales growth increased by 8.4% due to higher volume as demand improved for implant systems and orthodontic products, combined with an increase in sales price which impacted sales growth by 0.7% on a period-over-period basis.

Sales in developed markets, for the year ended December 31, 2022, increased primarily due to an increase in North America, Western Europe, Eastern Europe and as well as sales in emerging markets, primarily due to reduced impact of COVID-19 measures. Additionally, sales for the year ended December 31, 2022 were also positively impacted by the acquisition of Osteogenics.

Operating Profit

Operating profit margin was 16.8% for the year ended December 31, 2022, as compared to an operating profit margin of 18.1% for the comparable period of 2021. The decrease in operating profit margin for the year ended December 31, 2022, was primarily due to unfavorable product mix as well as investments in our long-term growth initiatives, including higher sales and marketing expenses and the impact of inflation. The costs were partially offset by higher sales volume and price.

EQUIPMENT & CONSUMABLES

Our Equipment & Consumables segment develops, manufactures and markets dental equipment and supplies used in dental offices, including digital imaging systems, software and other visualization/magnification systems; endodontic systems and related consumables; restorative materials and instruments, rotary burs, impression materials, bonding agents and cements and infection prevention products.

Equipment & Consumables Selected Financial Data

($ in millions)	For the Year Ended December 31,		
	2022	**2021**	**2020**
Sales	$ 970.5	$ 1,001.1	$ 811.8
Operating profit	172.4	153.8	53.6
Depreciation	8.8	9.9	11.4
Amortization	45.8	21.5	27.3
Operating profit as a % of sales	17.8 %	15.4 %	6.6 %
Depreciation as a % of sales	0.9 %	1.0 %	1.4 %
Amortization as a % of sales	4.7 %	2.1 %	3.4 %

GAAP Reconciliation

Sales and Core Sales Growth

	2022 vs. 2021	**2021 vs. 2020**
Total sales growth (GAAP)	(3.1)%	23.3 %
Less the impact of:		
Acquisitions	(2.8)%	1.0 %
Currency exchange rates	2.5 %	(0.9)%
Core sales growth (non-GAAP)	(3.4)%	23.4 %

Sales

Sales and core sales growth for the year ended December 31, 2022 decreased 3.1% and 3.4%, respectively, compared to the comparable period in 2021. Price positively impacted sales growth by 2.9% on a period-over-period basis, while sales decreased by 6.3% due to lower demand for our imaging products and infection prevention products, offset by increased demand in our restorative and endodontic solutions.

Sales in developed markets, for the year ended December 31, 2022, decreased primarily due to a decrease in North America and Western Europe combined with the decrease in sales in China and other emerging markets. Sales for the year ended December 31, 2022 were positively impacted by the acquisition of the Intraoral Scanner Business.

Operating Profit

Operating profit margin was 17.8% for the year ended December 31, 2022, as compared to an operating profit margin of 15.4% for the comparable period of 2021. The increase in operating profit margin was primarily due to higher sales price, favorable product mix, and lower restructuring costs, partially offset by lower sales volume, increased amortization of intangibles, and an unfavorable incremental material price costs due in part to inflation.

LIQUIDITY AND CAPITAL RESOURCES

We assess our liquidity in terms of our ability to generate cash to fund our operating and investing activities. We continue to generate substantial cash from operating activities and believe that our operating cash flow and other sources of liquidity are sufficient to allow us to manage our capital structure on a short-term and long-term basis and continue investing in existing businesses and consummating strategic acquisitions.

Following is an overview of our cash flows and liquidity, which includes the cash flows of the KaVo Treatment Unit and Instrument Business for all periods presented:

Overview of Cash Flows and Liquidity

($ in millions)	Year Ended December 31,		
	2022	2021	2020
Net cash provided by operating activities	$ 182.7	$ 361.6	$ 283.9
Acquisitions, net of cash acquired	$ (696.2)	$ (2.1)	$ (40.7)
Payments for additions to property, plant and equipment	(75.7)	(54.7)	(47.7)
Proceeds from sales of property, plant and equipment	3.3	11.6	5.3
Proceeds from sale of KaVo Treatment Unit and Instrument Business	73.9	312.5	—
Proceeds from the settlement of derivative financial instruments	56.0	11.4	14.0
All other investing activities	(18.6)	(16.0)	—
Net cash (used in) provided by investing activities	$ (657.3)	$ 262.7	$ (69.1)
Proceeds from revolving line of credit	$ 124.0	$ —	$ 249.8
Repayment of revolving line of credit	(124.0)	—	(250.0)
Proceeds from borrowing	0.3	—	—
Repayments of borrowing	(0.5)	(475.7)	—
Proceeds from issuance of convertible senior notes	—	—	517.5
Payment of debt issuance and other deferred financing costs	—	(2.3)	(17.2)
Purchase of capped calls related to issuance of convertible senior notes	—	—	(20.7)
Proceeds from stock option exercises	21.8	19.5	13.8
Tax withholding payment related to net settlement of equity awards	(9.1)	(7.2)	(5.0)
All other financing activities	—	0.1	4.3
Net cash provided by (used in) financing activities	$ 12.5	$ (465.6)	$ 492.5

Operating Activities

Cash flows from operating activities can fluctuate significantly from period-to-period due to working capital needs and the timing of payments for income taxes, restructuring activities, pension funding and other items impacting cash flows.

Net cash provided by operating activities was $182.7 million during the year ended December 31, 2022 and $361.6 million in 2021. The decrease was primarily due to lower net income, higher incentive compensation payout, transaction costs associated with acquisitions and timing of tax payments.

Investing Activities

Cash flows relating to investing activities consist primarily of cash used for capital expenditures and acquisitions. Capital expenditures are made primarily for increasing capacity, replacing equipment, supporting new product development and improving information technology systems.

Net cash used in investing activities was $657.3 million during the year ended December 31, 2022, as compared to $262.7 million provided by investing activities for the comparable period in 2021. This increase in cash used in investing activities during 2022 was primarily due to the acquisitions of Osteogenics and the Intraoral Scanner Business, and higher purchase of property, plant and equipment, partially offset by proceeds from the sale of the Kavo Treatment Unit and Instruments Business and the settlement of derivative financial instruments.

Financing Activities and Indebtedness

Net cash provided by financing activities was $12.5 million during the year ended December 31, 2022, compared to $465.6 million used in financing activities for the comparable period of 2021. The increase in cash provided by financing activities during 2022 was due to our repayment of $472.0 million of the Euro Term Loan Facility in February 2021 in connection with an amendment to the Credit Agreement.

For a description of our outstanding debt as of December 31, 2022 and the senior credit facilities, refer to Note 16 to our audited consolidated financial statements in this Annual Report on Form 10-K.

We intend to satisfy any short-term liquidity needs that are not met through operating cash flow and available cash primarily through our revolving credit facility.

As of December 31, 2022, we had no borrowings outstanding under the revolving credit facility and we had the ability to incur an additional $750 million of indebtedness in direct borrowings under the revolving credit facility. As of December 31, 2022, we were in compliance with all of our debt covenants.

Cash and Cash Requirements

As of December 31, 2022, $606.9 million of cash and cash equivalents were held on deposit with financial institutions. Of this amount, $92.7 million was held within the United States and $514.2 million was held outside of the United States. We will continue to have cash requirements to support working capital needs, capital expenditures and acquisitions, pay interest and service debt, pay taxes and any related interest or penalties and fund our restructuring activities as required and support other business needs. We generally intend to use available cash and internally generated funds to meet these cash requirements, but in the event that additional liquidity is required, particularly in connection with acquisitions, we may need to enter into new credit facilities or access the capital markets. We may also access the capital markets from time to time to take advantage of favorable interest rate environments or other market conditions. However, there is no guarantee that we will be able to obtain alternative sources of financing on commercially reasonable terms or at all. See "Item 1A. Risk Factors —Risks Related to Our Business."

While repatriation of some cash held outside the United States may be restricted by local laws, most of our foreign cash could be repatriated to the United States. Following enactment of the Tax Cut and Jobs Act of 2017 ("TCJA") and the associated transition tax, in general, repatriation of cash to the United States can be completed with no incremental U.S. tax; however, repatriation of cash could subject us to non-U.S. jurisdictional taxes on distributions. The cash that our non-U.S. subsidiaries hold for indefinite reinvestment is generally used to finance foreign operations and investments, including acquisitions. The income taxes, if any, applicable to such earnings including basis differences in our foreign subsidiaries are not readily determinable.

As of February 10, 2023, we believe that we have sufficient sources of liquidity to satisfy our cash needs over the next 12 months and beyond, including our cash needs in the United States.

Purchase Obligations

The Company's purchase obligations primarily consist of agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction.

The following table sets forth, by period due or year of expected expiration, as applicable, a summary of purchase obligations as of December 31, 2022,

		Amount of Commitment Expiration per Period			
($ in millions)	Total	Less Than One Year	1-3 Years	4-5 Years	More Than 5 Years
Purchase Obligations	$84.6	$77.9	$3.2	$2.4	$1.1

For a description of our remaining contractual obligations, such as debt and leases see "Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 16 - Debt and Credit Facilities" and "-Note 8 - Leases."

Off-Balance Sheet Arrangements

Guarantees and Related Instruments

The following table sets forth, by period due or year of expected expiration, as applicable, a summary of our off-balance sheet commitments as of December 31, 2022.

| ($ in millions) | Total | Amount of Commitment Expiration per Period | | | |
		Less Than One Year	1-3 Years	4-5 Years	More Than 5 Years
Guarantees and related instruments	$19.0	$14.5	$3.4	$0.4	$0.7

Guarantees consist primarily of outstanding standby letters of credit and bank guarantees. These guarantees have been provided in connection with certain arrangements with vendors, customers, financing counterparties and governmental entities to secure our obligations and/or performance requirements related to specific transactions.

Other Off-Balance Sheet Arrangements

In the normal course of business, we periodically enter into agreements that require us to indemnify customers, suppliers or other business partners for specific risks, such as claims for injury or property damage arising out of our products or services or claims alleging that our products or services infringe third-party intellectual property. We have not included any such indemnification provisions in the contractual obligations table above. Historically, we have not experienced significant losses on these types of indemnification obligations.

Debt Financing Transactions

Credit Agreement

On September 20, 2019, we entered into a credit agreement (the "Credit Agreement") with a syndicate of banks under which we borrowed approximately $1.3 billion, consisting of the three-year $650.0 million senior term loan facility and the three-year €600.0 million senior euro term loan facility (collectively the "Term Loans"). The Credit Agreement also included the five-year, $250.0 million revolving credit facility.

On February 9, 2021, in connection with an amendment to the Credit Agreement, we repaid $472.0 million of our senior euro term loan facility.

On June 15, 2021, we entered into an amended and restated credit agreement (the "Amended Credit Agreement") with a syndicate of banks, The Amended Credit Agreement amends and restates our Credit Agreement, originally dated September 20, 2019 (as amended by Amendment No. 1 to Credit Agreement dated as of May 6, 2020, Amendment No. 2 to Credit Agreement dated as of May 19, 2020, and Amendment No. 3 to Credit Agreement dated as of February 9, 2021).

Under the Amended Credit Agreement: (a) the maturity date of our existing Term Loans has been extended to September 20, 2024, (b) the revolving credit facility has been increased from $250.0 million to $750.0 million, (c) we may request further increases to the revolving credit facility in an aggregate amount not to exceed $350.0 million, (d) the amount of cash and cash equivalents permitted to be netted in the definition of "Consolidated Funded Indebtedness" has been increased to up to the greater of (i) $250.0 million and (ii) 50% of Consolidated EBITDA as of the most recent measurement period, and (e) the floor on Eurocurrency rate loans applicable to the revolving credit facility and the senior term loan has been reduced to zero, in each case subject to and in accordance with the terms and conditions of the Amended Credit Agreement. We paid fees aggregating approximately $2.1 million in connection with the Amended Credit Agreement.

Convertible Senior Notes (the "Notes")

On May 21, 2020, we issued the Notes due on June 1, 2025, unless earlier repurchased, redeemed or converted. The aggregate principal amount, which includes the initial purchasers' exercise in full of their option to purchase an additional $68 million principal amount of the Notes, was $517.5 million. The net proceeds from the issuance, after deducting purchasers' discounts and estimated offering expenses, were $502.6 million. The Notes accrue interest at a rate of 2.375% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. The Notes have an initial conversion rate of 47.5862 shares of our common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $21.01 per share of our common stock and is subject to adjustment upon the occurrence of specified events. The Notes have customary provisions relating to the occurrence of "Events of Default" (as defined in the Indenture governing the Notes).

Capped Call Transactions

In connection with the offering of the Notes, we entered into the Capped Calls with certain counterparties. The Capped Calls each have an initial strike price of approximately $21.01 per share, subject to certain adjustments, which corresponds to the initial conversion price of the Notes. The Capped Calls have initial cap prices of $23.79 per share, subject to certain adjustments. The Capped Calls cover, subject to anti-dilution adjustments, 2.9 million shares of the Company's common stock. The Capped Calls are generally intended to reduce or offset the potential dilution from shares of common stock issued upon any conversion of the Notes with such reduction or offset, as the case may be, subject to a cap based on the cap price. The cost of $20.7 million incurred in connection with the Capped Calls was recorded as a reduction to additional paid-in capital.

Legal Proceedings

Please refer to Note 15 to our audited consolidated financial statements included in this Annual Report for information regarding legal proceedings and contingencies, and for a discussion of risks related to legal proceedings and contingencies, please refer to "Item 1A. Risk Factors—General Risks."

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign currency exchange rates and commodity prices as well as credit risk, each of which could impact our consolidated financial statements. We generally address our exposure to these risks through our normal operating activities. Please refer to Note 2 to our audited consolidated financial statements included in this Annual Report for information regarding derivative financial instruments and discussion of exposures to foreign currency and foreign currency-denominated debt.

Interest Rate Risk

Certain of our borrowings are at variable rates of interest, which may expose us to interest rate risk. We have a $650 million senior term loan facility and a €208 million senior euro term loan facility. To manage our interest rate risk, we entered into an interest rate swap agreement during 2022, which matured in September 2022, to convert a portion of the senior term loan variable rate borrowing into a fixed rate borrowing. A 100 basis point increase in the interest rate related to the senior term loan and the senior euro term loan would have increased our interest expense by $7.0 million for 2022.

Currency Exchange Rate Risk

We face transactional exchange rate risk from transactions with customers in countries outside the United States and from intercompany transactions between affiliates. Transactional exchange rate risk arises from the purchase and sale of goods and services in currencies other than our functional currency or the functional currency of our applicable subsidiary. We also face translational exchange rate risk related to the translation of financial statements of our foreign operations into U.S. dollars, our functional currency. Costs incurred and sales recorded by subsidiaries operating outside of the United States are translated into U.S. dollars using exchange rates effective during the respective period. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar. In particular, we have more sales in European currencies than we have expenses in those currencies. Therefore, when European currencies strengthen or weaken against the U.S. dollar, operating profits are increased or decreased, respectively. The effect of a change in currency exchange rates on our net investment in international subsidiaries is reflected in the accumulated other comprehensive loss component of equity.

We have generally accepted the exposure to exchange rate movements without using derivative financial instruments to manage this risk. Both positive and negative movements in currency exchange rates against the U.S. dollar will therefore continue to affect the reported amount of sales and net earnings in our consolidated financial statements. In addition, we have assets and liabilities held in foreign currencies. A 10% depreciation in major currencies relative to the U.S. dollar as of December 31, 2022 would have reduced equity by approximately $248 million.

Credit Risk

We are exposed to potential credit losses in the event of nonperformance by counterparties to our financial instruments. Financial instruments that potentially subject us to credit risk primarily consist of receivables from customers. For additional information on our credit risk from customers, please refer to "Item 1. Business."

Our businesses perform credit evaluations of our customers' financial conditions as appropriate and also obtain collateral or other security when appropriate.

Commodity Price Risk

For a discussion of risks relating to commodity prices, refer to "Item 1A. Risk Factors—Risks Related to Our Business."

CRITICAL ACCOUNTING ESTIMATES

Management's discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. We base these estimates and judgments on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates and judgments.

We believe the following accounting estimates are most critical to an understanding of our financial statements. Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the estimate is made, and (2) material changes in the estimate are reasonably likely from period-to-period. For a detailed discussion on the application of these and other accounting estimates, refer to Note 2 to our audited consolidated financial statements.

Business Combinations – Purchase-Price Allocation

Our growth strategy contemplates future acquisitions that either strategically fit with our existing portfolio or expand our portfolio. As a result, accounting for such business combinations requires the allocation of purchase price to the various assets and liabilities of the acquired business at their respective fair values. We use all available information to make these fair value determinations. Determining the fair value of assets acquired requires judgement and assumptions regarding future projection of sales and operating margin, including discount rates.

Acquired Intangibles

Our business acquisitions typically result in the recognition of goodwill, patents, technology, customer relationships and other intangible assets, which affect the amount of future period amortization expense and possible impairment charges that we may incur. Refer to Notes 2, 3 and 9 to our audited consolidated financial statements for a description of our policies relating to acquisitions, goodwill and acquired intangibles.

On the first business day of the fourth quarter of 2022, we performed our annual goodwill impairment test. We first assessed qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount or performed a quantitative impairment test. When tested quantitatively, the estimated fair value of reporting units was determined using a combination of techniques, including an income approach and a market-based approach. The discounted cash flow model (i.e., an income approach) requires judgments and assumptions about projected sales growth, future operating margins, discount rates and terminal values. In evaluating the estimates derived by the market-based approach, management makes judgments about the relevance and reliability of the multiples by considering factors unique to our reporting units, including operating results, business plans, economic projections, anticipated future cash flows, business trends and our market capitalization. There are inherent uncertainties related to these assumptions and our judgment in applying them to the analysis of goodwill impairment. Our analysis indicated that the fair values of our reporting units exceeded their carrying values and consequently did not result in an impairment charge.

We review identified intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. We also test intangible assets with indefinite lives at least annually for impairment. Determining whether an impairment loss occurred requires a comparison of the carrying amount to the sum of discounted cash flows expected to be generated by the asset. These analyses require us to make judgments and estimates about future sales, expenses, market conditions and discount rates related to these assets.

If actual results are not consistent with our estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net income which would adversely affect our consolidated financial statements.

Contingent Liabilities

As discussed in Note 15 to our audited consolidated financial statements, we are, from time to time, subject to a variety of litigation and similar contingent liabilities incidental to our business (or the business operations of previously owned entities). We recognize a liability for any contingency that is known or probable of occurrence and reasonably estimable. These assessments require judgments concerning matters such as litigation developments and outcomes, the anticipated outcome of negotiations, the number of future claims and the cost of both pending and future claims. In addition, because most contingencies are resolved over long periods of time, liabilities may change in the future due to various factors, including those discussed in Note 15 to our audited consolidated financial statements. If the reserves we established with respect to these contingent liabilities are inadequate, we would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect our financial statements.

Pension Plans

For a description of our pension accounting practices, refer to Note 13 to our audited consolidated financial statements. Calculations of the amount of pension costs and obligations depend on the assumptions used in the actuarial valuations, including assumptions regarding discount rates, expected return on plan assets, rates of salary increases, health care cost trend rates, mortality rates and other factors. If the assumptions used in calculating pension costs and obligations are incorrect or if the factors underlying the assumptions change (as a result of differences in actual experience, changes in key economic indicators or other factors) our financial statements could be materially affected. A 50 basis point reduction in the discount rates used for the plans for 2022 would have increased the net obligation by $6.2 million ($4.8 million on an after-tax basis) from the amounts recorded in the financial statements as of December 31, 2022. A 50 basis point increase in the discount rates used for the plans for 2022 would have decreased the net obligation by $5.4 million ($4.2 million on an after-tax basis) from the amounts recorded in the financial statements as of December 31, 2022.

The plan assets consist of various insurance contracts, equity and debt securities as determined by the administrator of each plan. The estimated long-term rate of return ranged from 3.50% to 4.10%. A 50 basis points decrease in the expected long-term rate of return on plan assets for 2023 would result in an increase of $0.4 million in pension expense for the plans for 2023.

Income Taxes

For a description of our income tax accounting policies, refer to Note 21 to our audited consolidated financial statements. We establish valuation allowances for our deferred tax assets if it is more likely than not that some or all of the deferred tax asset will not be realized. This requires us to make judgments and estimates regarding: (1) the ability under tax law to carry back losses, (2) timing and amount of the reversal of taxable temporary differences, (3) expected future taxable income of the appropriate character, and (4) the impact of prudent and feasible tax planning strategies that the Company would implement to prevent an otherwise expiring tax attribute to be unutilized. Future changes to enacted tax rates would also impact the amounts of deferred tax assets and liabilities and could have an adverse impact on our financial statements.

We provide for unrecognized tax benefits when, based upon the technical merits, it is "more likely than not" that an uncertain tax position will not be sustained upon examination. Judgment is required in evaluating tax positions and determining income tax provisions. We re-evaluate the technical merits of our tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (1) a tax audit is completed; (2) applicable tax laws change, including a tax case ruling or legislative guidance; or (3) the applicable statute of limitations expires.

An increase of 1.0% in our 2022 nominal tax rate would have resulted in additional income tax expense for the year ended December 31, 2022 of $2.8 million.

On August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022, which, among other things, implements a 15% minimum tax on book income of certain large corporations, a 1% excise tax on net stock repurchases and several tax incentives to promote clean energy. Based on our current analysis of the provisions, we do not believe this legislation will have a material impact on our financial statements.

NEW ACCOUNTING STANDARDS

For a discussion of the new accounting standards impacting us, refer to Note 2 to our audited consolidated financial statements in this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is included under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Report of Management on Envista Holdings Corporation's Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control-Integrated Framework" (2013 framework). Based on this assessment, management concluded that, as of December 31, 2022, the Company's internal control over financial reporting is effective.

The Company's independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report dated February 16, 2023 appears on page 73 of this Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Envista Holdings Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Envista Holdings Corporation (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, the related notes, and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 16, 2023 expressed an unqualified opinion thereon.

Adoption of ASU No. 2020-06

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for convertible instruments in 2022 due to the adoption of ASU 2020-06 Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815 – 40).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment

Description of the Matter

As discussed in Note 9 to the consolidated financial statements, the Company's annual test date for goodwill impairment is the first business day of its fiscal fourth quarter. Total goodwill as of December 31, 2022 was $3.5 billion and represented 53% of total assets. As discussed in Note 9 of the consolidated financial statements, goodwill is not amortized but rather is tested for impairment at least annually at the reporting unit level. The Company did not record any impairment of the carrying value of goodwill during the year ended December 31, 2022.

Auditing management's goodwill impairment test for one of the Company's reporting units was challenging and judgmental due to the estimation required to determine the fair value of the reporting unit. In particular, the significant judgments underlying the fair value estimate of this reporting unit relate to the assumption of future cash flows based on estimates of financial forecasts. This significant assumption is affected by estimated future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's goodwill impairment evaluation process. For example, we tested controls over management's review of the estimated fair value of the reporting unit, the significant assumption utilized in the estimation of the fair value of the reporting unit, discussed above, and the data inputs utilized in the fair value estimate.

To test the estimated fair value of the Company's reporting unit, our principal audit procedures included (i) evaluating the significant assumption, discussed above, and (ii) testing the underlying data used by the Company in its analysis. For example, we compared the significant assumption used by management, to historical results, the Company's business model and other relevant factors. We also evaluated the consistency and appropriateness of the significant assumption selected for use in the discounted cash flow method against forecasts. We performed sensitivity analyses of the significant assumption to evaluate changes in fair value of the reporting unit to determine if contrary evidence exists. We also assessed the historical accuracy of management's forecasts of financial results used in developing fair value estimates to assist in evaluating the reliability of the forecast utilized in the estimate.

Business Combinations

Description of the Matter

In April 2022, the Company completed its acquisition of the Carestream Dental Technology Parent Limited's Intraoral Scanner Business (the Intraoral Scanner Business) for total consideration of $580.3 million, as disclosed in Note 3 to the consolidated financial statements. The transaction was accounted for as a business combination.

Auditing the Company's accounting for its acquisition of the Intraoral Scanner Business was complex due to the significant estimation required by management to determine the fair value of certain acquired intangible assets. The significant estimation was primarily due to the judgment utilized in the inputs of the valuation model used by management to measure the fair value of the acquired developed technology asset and the sensitivity of the fair value.

How We Addressed the Matter in Our Audit

We tested the Company's controls over its acquisition of the Intraoral Scanner Business. For example, we tested controls over the recognition and measurement of the developed technology asset and the consideration transferred, inclusive of the valuation models and underlying assumptions used to develop such estimates.

To test the estimated fair value of the developed technology asset, we performed audit procedures that included, among others, testing the significant assumptions used in the model, including the completeness and accuracy of the underlying data.

As part of these procedures, we assessed the reasonableness of the estimates used in the valuation by (i) assessing the historical results compared to projected results, (ii) engaging valuation specialists to assess the methods, models, and assumptions used within the valuation, and (iii) verifying underlying assumptions utilized by management in the valuation of the acquired asset, including the key inputs, inclusive of the revenue projections attributable to the acquired asset.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2018.

Irvine, California

February 16, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Envista Holdings Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Envista Holdings Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Envista Holdings Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, the related notes, and financial statement schedule listed in the Index at Item 15(a) and our report dated February 16, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Envista Holdings Corporation's Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Irvine, California

February 16, 2023

ENVISTA HOLDINGS CORPORATION
CONSOLIDATED BALANCE SHEETS
($ in millions, except share amounts)

		As of December 31,		
		2022		**2021**
ASSETS				
Current assets:				
Cash and cash equivalents	$	606.9	$	1,073.6
Trade accounts receivable, less allowance for credit losses of $16.2 and $20.7, respectively		393.5		331.9
Inventories, net		300.8		263.8
Prepaid expenses and other current assets		123.4		154.3
Assets held for sale		—		12.2
Total current assets		1,424.6		1,835.8
Property, plant and equipment, net		293.6		264.1
Operating lease right-of-use assets		131.8		128.1
Other long-term assets		153.7		167.8
Goodwill		3,496.6		3,132.0
Other intangible assets, net		1,086.7		1,046.4
Total assets	$	6,587.0	$	6,574.2
LIABILITIES AND EQUITY				
Current liabilities:				
Short-term debt	$	510.0	$	432.4
Trade accounts payable		228.3		185.8
Accrued expenses and other liabilities		471.4		562.3
Operating lease liabilities		27.0		23.7
Liabilities held for sale		—		4.0
Total current liabilities		1,236.7		1,208.2
Operating lease liabilities		121.4		120.4
Other long-term liabilities		151.3		304.2
Long-term debt		870.7		883.4
Commitments and contingencies				
Stockholders' equity:				
Preferred stock, $0.01 par value, 15.0 million shares authorized; no shares issued or outstanding at December 31, 2022 and December 31, 2021		—		—
Common stock - $0.01 par value, 500.0 million shares authorized; 163.7 million shares issued and 163.2 million shares outstanding at December 31, 2022; 162.0 million shares issued and 161.6 million shares outstanding at December 31, 2021		1.6		1.6
Additional paid-in capital		3,699.0		3,732.6
Retained earnings		731.4		466.9
Accumulated other comprehensive loss		(225.1)		(143.5)
Total Envista stockholders' equity		4,206.9		4,057.6
Noncontrolling interests		—		0.4
Total stockholders' equity		4,206.9		4,058.0
Total liabilities and stockholders' equity	$	6,587.0	$	6,574.2

See the accompanying Notes to the Consolidated Financial Statements.


ENVISTA HOLDINGS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
($ and shares in millions, except per share amounts)


		Year Ended December 31,				
		2022		**2021**		**2020**
Sales	$	2,569.1	$	2,508.9	$	1,929.1
Cost of sales		1,094.3		1,082.4		874.3
Gross profit		1,474.8		1,426.5		1,054.8
Operating expenses:						
Selling, general and administrative		1,055.5		1,019.8		924.6
Research and development		100.1		100.5		86.7
Operating profit		319.2		306.2		43.5
Nonoperating income (expense):						
Other income (expense)		3.1		2.4		(1.0)
Interest expense, net		(38.4)		(54.1)		(62.5)
Income (loss) before income taxes		283.9		254.5		(20.0)
Income tax expense (benefit)		45.9		(9.0)		(62.5)
Income from continuing operations, net of tax		238.0		263.5		42.5
Income (loss) from discontinued operations, net of tax (Note 4)		5.1		77.0		(9.2)
Net income	$	243.1	$	340.5	$	33.3
Earnings per share:						
Earnings from continuing operations - basic	$	1.46	$	1.63	$	0.27
Earnings from continuing operations - diluted	$	1.34	$	1.48	$	0.26
Earnings (loss) from discontinued operations - basic	$	0.03	$	0.48	$	(0.06)
Earnings (loss)from discontinued operations - diluted	$	0.03	$	0.43	$	(0.06)
Earnings - basic	$	1.49	$	2.11	$	0.21
Earnings - diluted	$	1.37	$	1.92 * $		0.20
Average common stock and common equivalent shares outstanding:						
Basic		162.9		161.2		159.6
Diluted		177.6		177.6		164.1

* Earnings per share is computed independently for earnings per share from continuing operations and earnings per share from discontinued operations. The sum of earnings per share from continuing operations and earnings per share from discontinued operations does not equal earnings per share due to rounding.


See the accompanying Notes to the Consolidated Financial Statements.


ENVISTA HOLDINGS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
($ in millions)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income	$ 243.1	$ 340.5	$ 33.3
Other comprehensive (loss) income, net of income taxes:			
Foreign currency translation adjustments	(100.9)	(77.1)	53.9
Cash flow hedge adjustments	1.7	4.6	(6.4)
Pension plan adjustments	17.6	20.8	4.9
Total other comprehensive (loss) income, net of income taxes	(81.6)	(51.7)	52.4
Comprehensive income	$ 161.5	$ 288.8	$ 85.7

See the accompanying Notes to the Consolidated Financial Statements.

ENVISTA HOLDINGS CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
($ in millions)

	Common Stock		Additional Paid-in Capital		Retained Earnings		Accumulated Other Comprehensive Loss		Total Envista Equity		Noncontrolling Interests
Balance, December 31, 2019	$	1.6	$	3,589.7	$	93.1	$	(144.2)	$	3,540.2	$	2.6
Common stock-based award activity		—		32.2		—		—		32.2		—
Equity component of convertible senior notes, net of financing costs and taxes		—		77.9		—		—		77.9		—
Purchase of capped calls related to issuance of convertible senior notes, net of taxes		—		(15.7)		—		—		(15.7)		—
Separation related adjustments		—		0.3		—		—		0.3		—
Net income		—		—		33.3		—		33.3		—
Other comprehensive income		—		—		—		52.4		52.4		—
Changes in noncontrolling interests		—		—		—		—		—		(2.2)
Balance, December 31, 2020		1.6		3,684.4		126.4		(91.8)		3,720.6		0.4
Common stock-based award activity		—		41.4		—		—		41.4		—
Separation related adjustments		—		6.8		—		—		6.8		—
Net income		—		—		340.5		—		340.5		—
Other comprehensive loss		—		—		—		(51.7)		(51.7)		—
Balance, December 31, 2021		1.6		3,732.6		466.9		(143.5)		4,057.6		0.4
Cumulative effect of adjustment related to change in accounting principle. (Note 16)		—		(77.8)		21.4		—		(56.4)		—
Balance, January 1, 2022		1.6		3,654.8		488.3		(143.5)		4,001.2		0.4
Change in noncontrolling interest		—		—		—		—		—		(0.4)
Common stock-based award activity		—		44.2		—		—		44.2		—
Net income		—		—		243.1		—		243.1		—
Other comprehensive loss		—		—		—		(81.6)		(81.6)		—
Balance, December 31, 2022	$	1.6	$	3,699.0	$	731.4	$	(225.1)	$	4,206.9	$	—

See the accompanying Notes to the Consolidated Financial Statements.

ENVISTA HOLDINGS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in millions)

		Year Ended December 31,	
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income	$ 243.1	$ 340.5	$ 33.3
Noncash items:			
Depreciation	31.8	40.8	42.4
Amortization	106.0	82.8	90.2
Allowance for credit losses	4.8	5.6	23.0
Stock-based compensation expense	30.5	28.2	22.6
Gain on sale of property, plant and equipment	(1.9)	(2.2)	—
Gain on sale of KaVo treatment unit and instrument business	(8.9)	(11.7)	—
Restructuring charges	4.7	10.8	11.1
Impairment charges	6.4	18.4	32.6
Fair value adjustment of acquisition-related inventory	9.5	—	—
Amortization of right-of-use assets	24.3	28.3	30.5
Amortization of debt discount and issuance costs	4.1	23.3	13.4
Change in deferred income taxes	(29.0)	(59.0)	(91.4)
Change in trade accounts receivable	(71.0)	(43.2)	71.9
Change in inventories	(39.9)	(66.0)	11.9
Change in trade accounts payable	44.5	(20.3)	21.6
Change in prepaid expenses and other assets	(11.7)	(11.5)	(2.5)
Change in accrued expenses and other liabilities	(133.0)	34.3	10.0
Change in operating lease liabilities	(31.6)	(37.5)	(36.7)
Net cash provided by operating activities	182.7	361.6	283.9
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(696.2)	(2.1)	(40.7)
Payments for additions to property, plant and equipment	(75.7)	(54.7)	(47.7)
Proceeds from sales of property, plant and equipment	3.3	11.6	5.3
Proceeds from sale of KaVo treatment unit and instrument business, net	73.9	312.5	—
Proceeds from the settlement of derivative financial instruments	56.0	11.4	14.0
All other investing activities, net	(18.6)	(16.0)	—
Net cash (used in) provided by investing activities	(657.3)	262.7	(69.1)
Cash flows from financing activities:			
Proceeds from revolving line of credit	124.0	—	249.8
Repayment of revolving line of credit	(124.0)	—	(250.0)
Proceeds from borrowing	0.3	—	—
Repayment of borrowing	(0.5)	(475.7)	—
Proceeds from issuance of convertible senior notes	—	—	517.5
Payment of debt issuance and other deferred financing costs	—	(2.3)	(17.2)
Purchase of capped calls related to issuance of convertible senior notes	—	—	(20.7)
Proceeds from stock option exercises	21.8	19.5	13.8
Tax withholding payment related to net settlement of equity awards	(9.1)	(7.2)	(5.0)
All other financing activities	—	0.1	4.3

Net cash provided by (used in) financing activities		12.5	(465.6)	492.5
Effect of exchange rate changes on cash and cash equivalents		(4.6)	26.0	(29.6)
Net change in cash and cash equivalents		(466.7)	184.7	677.7
Beginning balance of cash and cash equivalents		1,073.6	888.9	211.2
Ending balance of cash and cash equivalents	$	606.9	$ 1,073.6 $	888.9
Supplemental data:				
Cash paid for interest	$	38.4	$ 35.7 $	56.7
Cash paid for taxes	$	119.2	$ 84.0 $	28.6
ROU assets obtained in exchange for operating lease obligations	$	36.0	$ 24.7 $	28.1

See the accompanying Notes to the Consolidated Financial Statements.

ENVISTA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BUSINESS AND BASIS OF PRESENTATION

Business Overview

The Company provides products that are used to diagnose, treat and prevent disease and ailments of the teeth, gums and supporting bone, as well as to improve the aesthetics of the human smile. The Company is a worldwide provider of a broad range of dental implants, orthodontic appliances, general dental consumables, equipment and services and is dedicated to driving technological innovations that help dental professionals improve clinical outcomes and enhance productivity.

The Company was formed in 2018, as a wholly-owned subsidiary of Danaher Corporation ("Danaher"), to serve as the ultimate parent company of the dental platform of Danaher. On September 20, 2019, the Company completed its initial public offering and on December 18, 2019, Danaher completed the disposition of its ownership interest in the Company referred to herein as the "Separation".

The Company operates in two business segments: Specialty Products & Technologies and Equipment & Consumables. The Company's Specialty Products & Technologies segment develops, manufactures and markets dental implant systems, including regenerative solutions, dental prosthetics and associated treatment software and technologies, as well as orthodontic bracket systems, aligners and lab products. The Company's Equipment & Consumables segment develops, manufactures and markets dental equipment and supplies used in dental offices, including digital imaging systems, software and other visualization/magnification systems; endodontic systems and related consumables; and restorative materials and instruments, rotary burs, impression materials, bonding agents and cements and infection prevention products.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

As discussed in Note 4, Discontinued Operations, on December 31, 2021, the Company sold its KaVo dental treatment unit and instrument business (the "KaVo Treatment Unit and Instrument Business"), which was part of the Company's Equipment and Consumables segment. The previously reported amounts for the KaVo Treatment Unit and Instrument Business have been reclassified to discontinued operations for all periods presented. All segment information and descriptions exclude the KaVo Treatment Unit and Instrument Business.

Risks and Uncertainties

The Company is subject to risks and uncertainties as a result of the novel coronavirus ("COVID-19") pandemic.

The extent of the impact of the COVID-19 pandemic on the Company remains uncertain and difficult to predict because of the dynamic and evolving nature of the situation. The global impact of the outbreak continues to adversely affect many industries, and different geographies continue to reflect the effects of public health restrictions in various ways. The economic recovery following the impact of the COVID-19 pandemic is only partially underway and has been gradual, uneven and characterized by meaningful dispersion across sectors and regions with uncertainty regarding its ultimate length and trajectory. During the year ended December 31, 2022, notwithstanding improvement in many markets in which the Company operates due to a return to more normalized business operations, certain markets continued to be adversely impacted by COVID-19. In particular, sales decreased in China due to lockdowns early in the year and a subsequent relaxing of restrictions, which resulted in increased infection rates.

In addition, Russia's invasion of Ukraine and the global response to this invasion, including sanctions imposed by the U.S. and other countries, could have an adverse impact on the Company's business, including impacting the Company's ability to market and sell products in the affected regions, potentially heightening our risk of cyber security attacks, impacting its ability to enforce its intellectual property rights in Russia, creating disruptions in the global supply chain, and by potentially having an adverse impact on the global economy, financial markets, energy markets, currency rates and otherwise.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. The Consolidated Financial Statements also reflect the impact of noncontrolling interests. Noncontrolling interests do not have a significant impact on the Company's consolidated results of operations, therefore income attributable to noncontrolling interests are not presented separately in the Company's Consolidated Statements of Operations. Income attributable to noncontrolling interests have been reflected in selling, general and administrative expenses and were insignificant in all periods presented. Reclassifications of certain prior year amounts have been made to conform to the current year presentation.

Use of Estimates

The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases these estimates on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances. However, uncertainties associated with these estimates exist and actual results may differ materially from these estimates.

Acquisitions

The Company continually evaluates potential acquisitions that either strategically fit with the Company's existing portfolio or expand the Company's portfolio into new and attractive business areas. Among other things, goodwill arises because the purchase prices for these businesses reflect a number of factors including the future earnings and cash flow potential of these businesses, the multiple to earnings, cash flow and other factors at which similar businesses have been purchased by other acquirers, the competitive nature of the processes by which the Company acquired the businesses, avoidance of the time and costs which would be required (and the associated risks that would be encountered) to enhance the Company's existing product offerings to key target markets and enter into new and profitable businesses and the complementary strategic fit and resulting synergies these businesses bring to existing operations.

We account for acquisitions under Accounting Standards Codification ("ASC") 805 *Business Combinations* and use the acquisition method of accounting. The consideration transferred for the acquisition of a subsidiary comprises (i) fair values of the assets transferred; (ii) liabilities assumed of the acquired business; and (iii) fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.
The Company makes an initial allocation of the purchase price at the date of acquisition based upon its estimation of the fair value of the acquired assets and assumed liabilities. The Company obtains the information used to estimate the fair values during due diligence and through other sources. In the months after closing, up to 12 months, as the Company obtains additional information that existed at the acquisition date about these assets and liabilities, it is able to refine the estimates of fair value and more accurately allocate the purchase price. Only items that existed as of the acquisition date are considered for subsequent adjustment. The Company makes the appropriate adjustments to the purchase price allocation prior to completion of the measurement period, as required.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable and Allowances for Credit Losses

All trade accounts receivable are reported on the accompanying Consolidated Balance Sheets adjusted for any write-offs and net of allowances for credit losses. The allowances for credit losses represent management's best estimate of the credit losses expected from the Company's trade accounts receivable portfolio. Determination of the allowances requires management to exercise judgment about the timing, frequency and severity of credit losses that could materially affect the provision for credit losses and, therefore, net income. The Company regularly performs detailed reviews of its portfolios to determine if an impairment has occurred and evaluates the collectability of receivables based on a combination of various financial and qualitative factors that may affect customers' ability to pay, including customers' financial condition, debt-servicing ability, past payment experience and credit bureau information and forecasts. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the recognized receivable to the amount reasonably expected to be collected.

Inventory Valuation

Inventories include the costs of material, labor and overhead. Inventories are stated at the lower of cost or net realizable value primarily using the first-in, first-out method. Market value for raw materials is based on replacement costs and for other inventory classifications is based on net realizable value. The Company periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on this evaluation, provisions are made to write inventory down to its net realizable value.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. The provision for depreciation has been computed principally by the straight-line method based on the estimated useful lives of the depreciable assets as follows:

Category	Useful Life
Buildings	30 years
Leased assets and leasehold improvements	Amortized over the lesser of the economic life of the asset or the term of the lease
Machinery, equipment and other assets	3 – 10 years

Estimated useful lives are periodically reviewed and, when appropriate, changes to estimates are made prospectively.

Leases

The Company determines if an arrangement is a lease at inception and evaluates each lease agreement to determine whether the lease is an operating or finance lease. For leases where the Company is the lessee, right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU asset also consists of any prepaid lease payments, lease incentives received, costs which will be incurred in exiting a lease and the amount of any asset or liability recognized on business combinations relating to favorable or unfavorable lease terms. The lease terms used to calculate the ROU asset and related lease liability include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense while the expense for finance leases is recognized as depreciation expense and interest expense using the accelerated interest method of recognition. In certain of the Company's lease agreements, the rental payments are adjusted periodically to reflect actual charges incurred for common area maintenance, utilities, inflation and/or changes in other indexes.

Investments

Investments over which the Company has a significant influence but not a controlling interest, are accounted for using the equity method of accounting which requires the Company to record its initial investment at cost and adjust the balance each period for the Company's share of the investee's income or loss and dividends paid. No significant realized or unrealized gains or losses were recorded during the three years ended December 31, 2022, 2021 and 2020 with respect to these investments.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, trade accounts receivable, nonqualified deferred compensation plans, contingent consideration, derivatives, trade accounts payable and long-term debt. Due to their short-term nature, the carrying values for cash and cash equivalents, trade accounts receivable and trade accounts payable approximate fair value. Refer to Note 12 for the fair values of the Company's other financial instruments.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets result from the Company's acquisition of existing businesses. In accordance with accounting standards related to business combinations, goodwill is not amortized; however, certain finite-lived identifiable intangible assets, primarily customer relationships and acquired technology, are amortized over their estimated useful lives. Goodwill and indefinite-lived intangible assets are reviewed for impairment annually in the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that would indicate that the carrying amount may be impaired. The Company first assessed qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount or performed a quantitative impairment test. When tested quantitatively, the Company uses a combination of techniques, including an income approach and a market-based approach to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In making this assessment, management relies on a number of factors, including expected future operating results, business plans, economic projections, anticipated future cash flows, business trends and the Company's market capitalization. The Company's reporting units are the financial components of operating segments which constitute businesses for which discrete financial information is available and is regularly reviewed by segment management. The Company did not record any impairment loss for goodwill or indefinite-lived intangible assets in 2022, 2021 and 2020.

Management reviews the carrying amounts of other finite-lived intangible assets whenever events or circumstances indicate that the carrying amounts of an asset may not be recoverable. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated declines in revenue or operating profit, and adverse legal or regulatory developments. If it is determined that such indicators are present and the review indicates that the assets will not be fully recoverable based on undiscounted estimated cash flows, their carrying values are reduced to estimated fair market value. Estimated fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. For the purposes of identifying and measuring impairment, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Refer to Note 9 for additional information about the Company's goodwill and other intangible assets.

Revenue Recognition

The Company derives revenues primarily from the sale of Specialty Products & Technologies and Equipment & Consumables products and services. Revenue is recognized when control of the promised products or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services (the transaction price). A performance obligation is a promise in a contract to transfer a distinct product or service to a customer and is the unit of account under ASC 606. For equipment, consumables and spare parts sold by the Company, control transfers to the customer at a point in time. To indicate the transfer of control, the Company must have a present right to payment, legal title must have passed to the customer, the customer must have the significant risks and rewards of ownership, and where acceptance is not a formality, the customer must have accepted the product or service. The Company's principal terms of sale are FOB Shipping Point, or equivalent, and, as such, the Company primarily transfers control and records revenue for product sales upon shipment. Sales arrangements with delivery terms that are not FOB Shipping Point are not recognized upon shipment and the transfer of control for revenue recognition is evaluated based on the associated shipping terms and customer obligations. If a performance obligation to the customer with respect to a sales transaction remains to be fulfilled following shipment (typically installation or acceptance by the customer), revenue recognition for that performance obligation is deferred until such commitments have been fulfilled. Returns for products sold are estimated and recorded as a reduction of revenue at the time of sale. Customer allowances and rebates, consisting primarily of volume discounts and other short-term incentive programs, are recorded as a reduction of revenue at the time of sale because these allowances reflect a reduction in the transaction price. Product returns, customer allowances and rebates are estimated based on historical experience and known trends. For extended warranty and service, control transfers to the customer over the term of the arrangement. Revenue for extended warranty and service is recognized based upon the period of time elapsed under the arrangement.

For a contract with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation on a relative standalone selling price basis using the Company's best estimate of the standalone selling price of each distinct product or service in the contract. The primary method used to estimate standalone selling price is the price observed in standalone sales to customers; however, when prices in standalone sales are not available the Company may use third-party pricing for similar products or services or estimate the standalone selling price. Allocation of the transaction price is determined at the contracts' inception. The Company does not adjust transaction price for the effects of a significant financing component when the period between the transfer of the promised good or service to the customer and payment for that good or service by the customer is expected to be one year or less.

Shipping and Handling

Shipping and handling costs are considered a fulfillment cost and are included as a component of cost of sales. Revenue derived from shipping and handling costs billed to customers is included in sales.

Advertising

Advertising costs are expensed as incurred.

Research and Development

The Company conducts research and development activities for the purpose of developing new products, enhancing the functionality, effectiveness, ease of use and reliability of the Company's existing products and expanding the applications for which uses of the Company's products are appropriate. Research and development costs are expensed as incurred.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets generally represent items that can be used as a tax deduction or credit in the Company's tax return in future years for which the tax benefit has already been reflected on the Company's Consolidated Statements of Operations. The Company establishes valuation allowances for its deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities generally represent items that have already been taken as a deduction on the Company's tax return but have not yet been recognized as an expense in the Company's Consolidated Statements of Operations. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date. The Company provides for unrecognized tax benefits when, based upon the technical merits, it is "more likely than not" that an uncertain tax position will not be sustained upon examination. Judgment is required in evaluating tax positions and determining income tax provisions. The Company re-evaluates the technical merits of its tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (1) a tax audit is completed; (2) applicable tax laws change, including a tax case ruling or legislative guidance; or (3) the applicable statute of limitations expires. The Company recognizes potential accrued interest and penalties associated with unrecognized tax positions in income tax expense.

On August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022, which, among other things, implements a 15% minimum tax on book income of certain large corporations, a 1% excise tax on net stock repurchases and several tax incentives to promote clean energy. Based on the Company's current analysis of the provisions, the Company does not believe this legislation will have a material impact on its Consolidated Financial Statements.

Restructuring

The Company periodically initiates restructuring activities to appropriately position the Company's cost base relative to prevailing economic conditions and associated customer demand as well as in connection with certain acquisitions. Costs associated with productivity improvement and restructuring actions can include termination benefits and related charges in addition to facility closure, contract termination and other related activities. The Company records the cost of the restructuring activities when impairment is identified or when the associated liability is incurred. Refer to Note 20 for additional information.

Foreign Currency Translation

Exchange rate adjustments resulting from foreign currency transactions are recognized in net income, whereas effects resulting from the translation of financial statements are reflected as a component of accumulated other comprehensive loss within equity. Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates and income statement accounts are translated at weighted average rates. Net foreign currency transaction gains or losses were not material in any of the years presented.

Derivative Financial Instruments

The Company is neither a dealer nor a trader in derivative instruments. The Company has generally accepted the exposure to transactional exchange rate movements without using derivative instruments to manage this risk, although the Company from time to time partially hedges its net investments in foreign operations against adverse movements in exchange rates through foreign currency-denominated debt and cross-currency swaps. The Company may at times also enter into interest rate swaps to mitigate a portion of its interest rate risk related to the Company's debt. The derivative instruments are recorded on the Consolidated Balance Sheets as either an asset or liability measured at fair value. To the extent the interest rate swap qualifies as an effective hedge, changes in fair value are recognized in accumulated other comprehensive loss within equity.

Changes in the value of the foreign currency denominated debt and cross-currency swaps designated as hedges of the Company's net investment in foreign operations based on spot rates are recognized in accumulated other comprehensive loss within equity and offset changes in the value of the Company's foreign currency denominated operations. Refer to Note 11 for additional information on derivative financial instruments.

Loss Contingencies

The Company records a reserve for loss contingencies when it is both probable that a loss will be incurred and the amount of the loss is reasonably estimable. The Company evaluates pending litigation and other contingencies at least quarterly and adjusts the reserve for such contingencies for changes in probable and reasonably estimable losses.

Accumulated Other Comprehensive Loss

Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. Foreign currency translation adjustments related to the Company's cross-currency swap arrangements and foreign currency denominated debt that are designated as net investment hedges are adjusted for income taxes as those arrangements are not indefinite. Changes in the funded status of the pension plans, net of taxes, are recognized in the year in which the changes occur and reported in other comprehensive loss.

Stock-Based Compensation

The Company accounts for stock-based compensation by measuring the cost of employee services received in exchange for all equity awards granted, including stock options, restricted stock units ("RSUs") and performance stock units ("PSUs"), based on the fair value of the award as of the grant date. Equity-based compensation expense is recognized net of an estimated forfeiture rate on a straight-line basis over the requisite service period of the award, except that in the case of RSUs compensation expense is recognized using an accelerated attribution method. Refer to Note 17 for additional information on the stock-based compensation plan in which certain employees of the Company participate.

Pension Plans

The Company measures its pension assets and obligations that determine the funded status as of the end of the Company's fiscal year, and recognizes an asset for an over funded status or a liability for an underfunded status in its Consolidated Balance Sheets. Changes in the funded status of the pension plans are recognized in the year in which the changes occur and reported in other comprehensive loss. Refer to Note 13 for additional information on the Company's pension plans including a discussion of the actuarial assumptions, the Company's policy for recognizing the associated gains and losses and the method used to estimate service and interest cost components.

Accounting Standards Recently Adopted

In October 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2021-08, *Business Combinations: Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805)*, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers, as if it had originated the contracts, rather than at fair value. This standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and early adoption is permitted. The Company adopted this guidance on January 1, 2022, which did not have a significant impact on the Company's Consolidated Financial Statements.

In August 2020, the FASB issued ASU 2020-06, *"Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815 – 40),"* ("ASU 2020-06"), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. This guidance is part of the FASB's simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. ASU 2020-06 was effective for public entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Effective January 1, 2022, the Company adopted ASU 2020-06 using the modified retrospective adoption approach. The cumulative effect of the change was recognized as an adjustment to the opening balance of retained earnings at the date of adoption. The comparative prior year information has not been restated and continues to be presented according to accounting standards in effect for those periods.

The adoption of ASU 2020-06 resulted in a $75.0 million increase to the carrying value of the convertible notes due 2025, net of deferred debt issuance costs and unamortized discount and a decrease to additional paid-in capital of $77.8 million. Additionally, the adoption resulted in a $21.4 million increase to retained earnings and an $18.6 million decrease to the related net deferred tax liability associated with the reduction of unamortized debt discount and deferred debt issuance costs. Refer to Note 16 for a further discussion of the impact of adopting ASU 2020-06.

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for public entities through December 31, 2022. However, in December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848* to defer the effective date of ASU 2020-04 from December 31, 2022 to December 31, 2024. The Company adopted ASU 2020-04 as of December 31, 2022 and its adoption did not have an impact on the Company's Consolidated Financial Statements.

NOTE 3. ACQUISITIONS

The Company completed the following acquisitions, using the acquisition method of accounting during, the year ended December 31, 2022:

Osteogenics Biomedical Inc., Allotech LLC and OBI Biologics, Inc.

On July 5, 2022, the Company acquired all of the equity of Osteogenics Biomedical Inc., Allotech LLC and OBI Biologics, Inc. (together "Osteogenics") for total consideration of approximately $128.2 million, subject to certain customary adjustments as provided in the Equity Purchase Agreement dated May 17, 2022. Osteogenics develops innovative regenerative solutions for periodontists, oral and maxillofacial surgeons, and clinicians involved in implant dentistry throughout the world, and is part of the Company's Specialty Products & Technologies segment.

Carestream Dental Technology Parent Limited's Intraoral Scanner Business

On April 20, 2022, the Company completed the acquisition of Carestream Dental Technology Parent Limited's ("Carestream Dental") intraoral scanner business (the "Intraoral Scanner Business") for total consideration of $580.3 million, including contingent consideration of $7.5 million, and subject to certain customary adjustments as provided in the Stock and Asset Purchase Agreement dated December 21, 2021 and as subsequently amended by the closing agreement dated as of April 20, 2022. The Intraoral Scanner Business manufactures, markets, sells, commercializes, distributes, services, trains, supports, and maintains operations of intraoral scanners and software, and is part of the Company's Equipment & Consumables segment. The Company purchased the Intraoral Scanner Business through the acquisition of certain assets and the assumption of certain liabilities as well as the acquisition of all of the equity of certain subsidiaries of Carestream Dental.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates ($ in millions):

	Osteogenics July 5, 2022	Intraoral Scanner Business April 20, 2022
Assets acquired:		
Cash	$ 2.1	$ 2.7
Accounts receivable	2.5	0.1
Inventories	13.3	6.1
Intangible assets	53.0	129.8
Property, plant and equipment	—	0.3
Prepaids and Other Current Assets	1.3	—
Goodwill	77.3	373.1
Non-current deferred tax asset	—	96.0
Operating lease right-of-use assets	2.6	0.9
Other long-term assets	4.9	0.2
Total assets acquired	157.0	609.2
Liabilities assumed:		
Accounts payable	(4.1)	(0.5)
Accrued expenses and other liabilities	(2.5)	(27.9)
Non-current deferred tax liability	(14.3)	—
Other long-term liabilities	(5.8)	—
Operating lease liabilities	(2.1)	(0.5)
Total liabilities assumed	(28.8)	(28.9)
Total net assets acquired	$ 128.2	$ 580.3

The Company may up to 12 months after closing refine the estimates of fair value and more accurately allocate the purchase price. Only items that existed as of the acquisition date are considered for subsequent adjustment. The finalization of the acquisition valuation assessment for these acquisitions may result in a change in the valuation of deferred taxes and goodwill, which could have a material impact on the Company's financial statements.

The intangible assets acquired consist of trade name, developed technology, and customer relationships. The weighted average amortization period of the acquired intangible assets in the aggregate is 8 and 10 years for the Intraoral Scanner Business and Osteogenics, respectively.

The excess of the purchase price over the fair value assigned to the assets acquired and liabilities assumed represents the goodwill resulting from the acquisitions. Goodwill attributable to the acquisitions has been recorded as a non-current asset and is not amortized, but is subject to review at least on an annual basis for impairment. Goodwill recognized was primarily attributable to expected operating efficiencies and expansion opportunities in the businesses acquired. Goodwill is not deductible for income tax purposes. The pro forma impact of the acquisitions is not presented as the acquisitions were not considered material to the Company's Consolidated Financial Statements.

Legal, accounting, and other professional service costs associated with the acquisitions were $14.5 million for the year ended December 31, 2022, and have been recorded as selling, general and administrative expense in the Consolidated Statements of Operations.

NOTE 4. DISCONTINUED OPERATIONS

On December 31, 2021, the Company sold substantially all of the KaVo Treatment Unit and Instrument Business (the "Divestiture") to planmeca Verwaltungs Gmbh, Germany ("Planmeca"), pursuant to the master sale and purchase agreement (the "Purchase Agreement") among the Company, Planmeca, and Planmeca Oy, as guarantor. On December 30, 2021, the Company entered into an amendment to the Purchase Agreement (the "Amendment"), providing that the transfer of net assets in Russia, China and Brazil (the "Relevant Jurisdictions") would be deferred until the purchaser had formed entities for such transfer of assets in each such Relevant Jurisdiction and the applicable asset transfer agreement could be executed and consummated (each such asset transfer, a "Deferred Local Closing"). Except for the implementation of the Deferred Local Closings and related matters regarding the assets in the Relevant Jurisdictions, the provisions, terms and conditions of the Purchase Agreement were not materially amended by the Amendment. The Amendment did not alter the preliminary purchase price that Planmeca paid to the Company upon the closing of the Divestiture and the Company recognized the applicable gain or loss at the time of each Relevant Jurisdiction's applicable closing. At December 31, 2021, the Company recorded a liability of $10.8 million for the proceeds related to the Relevant Jurisdictions. At December 31, 2022, all three Relevant Jurisdictions have closed and the related liability associated with the proceeds released. In accordance with the terms of the Purchase Agreement, the Company received total net cash consideration of $386.4 million.

The results of the Divestiture are presented as discontinued operations for all periods presented in the accompanying Consolidated Financial Statements, with the exception of the Consolidated Statements of Cash Flows which include the financial results of the KaVo Treatment Unit and Instrument Business for all periods presented.

The carrying amounts of the assets and liabilities of the Divestiture held for sale are as follows ($ in millions):

	December 31, 2021
ASSETS	
Current assets:	
Assets for Relevant Jurisdictions	$ 12.2
Current assets held for sale	$ 12.2
LIABILITIES AND EQUITY	
Current liabilities:	
Liabilities for Relevant Jurisdictions	$ 4.0
Current liabilities held for sale	$ 4.0

For the years ended December 31, 2021 and 2020, the amounts represent activity for the entire Divestiture, while amounts for the year ended December 31, 2022, represent activity for the remaining Relevant Jurisdictions prior to closing. The operating results of the Divestiture are reflected in the Consolidated Statements of Operations within income from discontinued operations, net of tax as follows ($ in millions):

	Year Ended December 31		
	2022	2021	2020
Sales	$ 11.7	$ 413.5	$ 352.9
Cost of sales	9.1	234.6	249.6
Gross profit	2.6	178.9	103.3
Operating expenses:			
Selling, general and administrative	3.2	75.6	99.3
Research and development	—	16.1	14.1
Operating (loss) profit	(0.6)	87.2	(10.1)
Income tax expense	—	21.9	(0.9)
(Loss) income from discontinued operations	(0.6)	65.3	(9.2)
Gain on sale of discontinued operations, net of tax	5.7	11.7	—
Net income (loss) from discontinued operations	$ 5.1	$ 77.0	$ (9.2)

Significant non-cash operating items and capital expenditures for the Divestiture are reflected in the cash flows from operations as follows ($ in millions):

| | Year Ended December 31 | | | | | |
	2022		2021		2020	
Cash flows from operating activities						
Non-cash restructuring charges	$	—	$	—	$	9.6
Impairment charges	$	—	$	—	$	10.5
Depreciation and amortization[1]	$	—	$	5.8	$	10.9
Cash flows from investing activities:						
Capital expenditures	$	—	$	6.7	$	3.8

[1] Depreciation and amortization were no longer recognized once the business was classified as discontinued operations as of August 27, 2021.

NOTE 5. CREDIT LOSSES

The allowance for credit losses is a valuation account deducted from accounts receivable to present the net amount expected to be collected. Accounts receivable are charged off against the allowance when management believes the uncollectibility of an accounts receivable balance is confirmed.

Management estimates the adequacy of the allowance by using relevant available information, from internal and external sources, relating to past events, current conditions and forecasts. Historical credit loss experience provides the basis for estimation of expected credit losses and is adjusted as necessary using the relevant information available. The allowance for credit losses is measured on a collective basis when similar risk characteristics exist. The Company has identified one portfolio segment based on the following risk characteristics: geographic regions, product lines, default rates and customer specific factors.

The factors used by management in its credit loss analysis are inherently subject to uncertainty. If actual results are not consistent with management's estimates and assumptions, the allowance for credit losses may be overstated or understated and a charge or credit to net income (loss) may be required.

The rollforward of the allowance for credit losses is summarized as follows ($ in millions):

Balance at December 31, 2021	$	20.7
Foreign currency translation		(0.8)
Provision for credit losses		4.8
Write-offs charged against the allowance		(4.1)
Recoveries		(4.4)
Balance at December 31, 2022	$	16.2

NOTE 6. INVENTORIES

The classes of inventory as of December 31 are summarized as follows ($ in millions):

	2022		2021	
Finished goods	$	229.2	$	214.3
Work in process		23.9		22.0
Raw materials		103.4		88.3
Reserve for inventory obsolescence		(55.7)		(60.8)
Total	$	300.8	$	263.8

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

The classes of property, plant and equipment as of December 31 are summarized as follows ($ in millions):

	2022	2021
Land and improvements	$ 10.0	$ 10.7
Buildings and improvements	154.5	168.7
Machinery, equipment and other assets	370.2	354.5
Construction in progress	71.2	45.6
Gross property, plant and equipment	605.9	579.5
Less: accumulated depreciation	(312.3)	(315.4)
Property, plant and equipment, net	$ 293.6	$ 264.1

NOTE 8. LEASES

The Company has operating leases for office space, warehouses, distribution centers, research and development and manufacturing facilities, equipment and vehicles. Many leases include one or more options to renew, some of which include options to extend the lease for up to 20 years and some leases include options to terminate the lease within 30 days. The Company regularly evaluates the renewal options and, when the options are reasonably certain of being exercised, they are included in the lease term. In certain of the Company's lease agreements, the rental payments are adjusted periodically to reflect actual charges incurred for common area maintenance, utilities, inflation and/or changes in other indexes. The Company has elected to combine lease and non-lease components for leases of all asset classes where the Company is the lessee. At inception, the Company determines whether an agreement represents a lease and, at commencement, evaluates each lease agreement to determine whether the lease is an operating or finance lease.

Variable lease costs consist primarily of taxes, insurance, and common area or other maintenance costs for leased facilities and vehicles, which are paid based on actual costs incurred.

The components of operating lease expense for the years ended December 31 were as follows ($ in millions):

	2022	2021
Fixed operating lease expense [a]	$ 31.7	$ 32.4
Variable operating lease expense	7.2	6.1
Total operating lease expense	$ 38.9	$ 38.5

_____
[a]   Includes short-term leases and sublease income, both of which were not significant.

The following table presents the weighted average remaining lease term and weighted average discount rates related to the Company's operating leases as of December 31:

	2022	2021
Weighted average remaining lease term	8 years	9 years
Weighted average discount rate	4.1 %	3.5 %

The following table presents the maturity of the Company's operating lease liabilities as of December 31, 2022 ($ in millions):

2023	$	32.2
2024		28.7
2025		23.9
2026		19.8
2027		16.8
Thereafter		50.3
Total operating lease payments		171.7
Less: imputed interest		(23.3)
Total operating lease liabilities	$	148.4

As of December 31, 2022, the Company had no additional significant operating or finance leases that had not yet commenced.

NOTE 9. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company performed its annual goodwill impairment test on the first business day of the fourth quarter of 2022. The Company used a combination of techniques, including an income approach and a market-based approach in performing its annual goodwill impairment test to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value amount. The Company's reporting units are the financial components of operating segments which constitute businesses for which discrete financial information is available and regularly reviewed by segment management.

No goodwill impairment charges were recorded for the years ended December 31, 2022, 2021 and 2020 and no "triggering" events have occurred subsequent to the performance of the 2022 annual impairment test. The factors used by management in its impairment analysis are inherently subject to uncertainty. If actual results are not consistent with management's estimates and assumptions, goodwill and other intangible assets may be overstated and a charge to net income may be required.

The following is a rollforward of the Company's goodwill by segment ($ in millions):

	Specialty Products & Technologies		Equipment & Consumables		Total	
Balance, December 31, 2021	$	2,029.7	$	1,102.3	$	3,132.0
Acquisitions		77.3		373.1		450.4
Foreign currency translation		(59.2)		(26.6)		(85.8)
Balance, December 31, 2022	$	2,047.8	$	1,448.8	$	3,496.6

Finite-lived intangible assets are amortized over the shorter of their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset as of December 31 ($ in millions):

	2022		2021	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangibles:				
Patents and technology	$ 432.2	$ (236.4)	$ 313.8	$ (215.3)
Customer relationships and other intangibles	924.1	(648.7)	907.4	(610.9)
Trademarks and trade names	224.8	(100.2)	216.3	(75.4)
Total finite-lived intangibles	1,581.1	(985.3)	1,437.5	(901.6)
Indefinite-lived intangibles:				
Trademarks and trade names	490.9	—	510.5	—
Total intangibles	$ 2,072.0	$ (985.3)	$ 1,948.0	$ (901.6)

Total intangible amortization expense in 2022, 2021 and 2020 was $106.0 million, $81.5 million and $87.3 million, respectively. Based on the intangible assets recorded as of December 31, 2022, amortization expense is estimated as follows for the next five years and thereafter:

Years Ending December 31,	
2023	$ 99.3
2024	89.6
2025	89.1
2026	81.1
2027	76.5
Thereafter	160.2
	$ 595.8

NOTE 10. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31 were as follows ($ in millions):

	2022		2021	
	Current	Noncurrent	Current	Noncurrent
Compensation and benefits	$ 148.0	$ 17.5	$ 188.9	$ 17.9
Sales and product allowances	85.1	1.3	75.4	1.2
Contract liabilities	78.9	8.6	60.1	5.1
Taxes, income and other	42.1	68.6	48.1	201.4
Restructuring-related employee severance, benefits and other	18.9	—	21.9	—
Pension benefits	5.6	17.5	5.6	41.7
Loss contingencies	8.1	27.6	8.4	30.3
Derivative financial instruments	—	—	19.6	—
Other	84.7	10.2	134.3	6.6
Total	$ 471.4	$ 151.3	$ 562.3	$ 304.2

NOTE 11. HEDGING TRANSACTIONS AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company has foreign currency denominated long-term debt in the amount of €208.0 million. This senior unsecured term loan facility represents a partial hedge of the Company's net investment in foreign operations against adverse movements in exchange rates between the U.S. dollar and the euro. The euro senior unsecured term loan facility is designated and qualifies as a non-derivative hedging instrument. Accordingly, the foreign currency translation of the euro senior unsecured term loan facility is recorded in accumulated other comprehensive loss in equity in the accompanying Consolidated Balance Sheets, offsetting the foreign currency translation adjustment of the Company's related net investment that is also recorded in accumulated other comprehensive loss in equity (see Note 18). Any ineffective portions of net investment hedges are reclassified from accumulated other comprehensive loss into income during the period of change. The euro senior unsecured term loan facility matures in September 2024. Refer to Note 16 for a further discussion of the above loan facility.

The Company has used cross-currency swap derivative contracts to partially hedge its net investments in foreign operations against adverse movements in exchange rates between the U.S. dollar and the euro. The cross-currency swap derivative contracts were agreements to exchange fixed-rate payments in one currency for fixed-rate payments in another currency. The Company maintained cross-currency swap derivative contracts with respect to its $650.0 million senior unsecured term loan facility. These contracts effectively converted the $650.0 million senior unsecured term loan facility to an obligation denominated in euros and partially offset the impact of changes in currency rates on foreign currency denominated net investments. During the year ended December 31, 2022, the Company settled all of its cross-currency swap derivative contracts and as of December 31, 2022 did not have any cross-currency swap derivative contracts outstanding. The changes in the fair value of these instruments were recorded in accumulated other comprehensive loss in equity, in the accompanying Consolidated Balance Sheets, partially offsetting the foreign currency translation adjustment of the Company's related net investment that was also recorded in accumulated other comprehensive loss as reflected in Note 18. Any ineffective portions of net investment hedges were reclassified from accumulated other comprehensive loss into income during the period of change. The interest income or expense from these swaps was recorded in interest expense, net in the Company's Consolidated Statements of Operations consistent with the classification of interest expense attributable to the underlying debt.

The Company has also used interest rate swap derivative contracts to reduce its variability of cash flows related to interest payments with respect to its senior unsecured term loans. The interest rate swap contracts exchanged interest payments based on variable rates for interest payments based on fixed rates. During the year ended December 31, 2022, the existing interest rate swap matured. As of December 31, 2022, the Company did not have any outstanding interest rate swap contracts. The changes in the fair value of these instruments were recorded in accumulated other comprehensive loss in equity (see Note 18). Any ineffective portions of the cash flow hedges were reclassified from accumulated other comprehensive loss into income during the period of change. The interest income or expense from these swaps was recorded in interest expense in the Company's Consolidated Statements of Operations consistent with the classification of interest expense attributable to the underlying debt.

The following table summarizes the notional values as of December 31, 2022 and 2021 and pretax impact of changes in the fair values of instruments designated as net investment hedges and cash flow hedges in accumulated other comprehensive loss ("OCI") for the years ended December 31, 2022 and 2021 ($ in millions):

	Notional Amount	Gain Recognized in OCI
Year Ended December 31, 2022		
Foreign currency denominated debt	$ 222.7	$ 13.8
Interest rate contract	—	2.2
Foreign currency contracts	—	68.5
Total	$ 222.7	$ 84.5

	Notional Amount		Gain Recognized in OCI
Year Ended December 31, 2021			
Foreign currency denominated debt	$ 236.5	$	32.5
Interest rate contracts	250.0		6.1
Foreign currency contracts	650.0		49.7
Total	$ 1,136.5	$	88.3

Gains or losses related to the foreign currency contracts and foreign currency denominated debt were classified as foreign currency translation adjustments in the schedule of changes in OCI in Note 18, as these items were attributable to the Company's hedges of its net investment in foreign operations. Gains or losses related to the interest rate contracts were classified as cash flow hedge adjustments in the schedule of changes in OCI in Note 18. The Company did not reclassify any deferred gains or losses related to net investment and cash flow hedges from accumulated other comprehensive loss to income during the year ended December 31, 2022. The Company reclassified $10.2 million, net of tax, of certain deferred losses related to its net investment hedges from accumulated other comprehensive loss to income during the year ended December 31, 2021 related to the Divestiture. In addition, the Company did not have any ineffectiveness related to net investment and cash flow hedges during the years ended December 31, 2022 and 2021. The cash inflows and outflows associated with the Company's derivative contracts designated as net investment hedges are classified in investing activities in the accompanying Consolidated Statements of Cash Flows.

The Company's derivative instruments, as well as its non-derivative debt instruments designated and qualifying as net investment hedges, were classified as of December 31, 2022 and 2021, in the Company's Consolidated Balance Sheets as follows ($ in millions):

	2022		2021
Derivative liabilities:			
Accrued expenses and other liabilities	$ —	$	19.6
Nonderivative hedging instruments:			
Long-term debt	$ 222.7	$	236.5

Amounts related to the Company's derivatives expected to be reclassified from accumulated other comprehensive loss to net income during the next 12 months are not significant.

NOTE 12. FAIR VALUE MEASUREMENTS

Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Company's assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation; and Level 3 inputs are unobservable inputs based on the Company's assumptions. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A summary of financial assets and liabilities that are measured at fair value on a recurring basis were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
December 31, 2022:								
Liabilities:								
Deferred compensation plans	$	—	$	15.8	$	—	$	15.8
Contingent consideration	$	—	$	—	$	6.0	$	6.0
December 31, 2021:								
Liabilities:								
Interest rate swap derivative contracts	$	—	$	2.2	$	—	$	2.2
Cross-currency swap derivative contracts	$	—	$	17.4	$	—	$	17.4
Deferred compensation plans	$	—	$	16.5	$	—	$	16.5

Derivative Instruments

The cross-currency and interest rate swap derivative contracts were classified as Level 2 in the fair value hierarchy as they are measured using the income approach with the relevant interest rates, foreign currency current exchange rates and forward curves as inputs. Refer to Note 11 for additional information.

Deferred Compensation Plans

Certain management employees of the Company participate in nonqualified deferred compensation programs that permit such employees to defer a portion of their compensation, on a pretax basis. All amounts deferred under this plan are unfunded, unsecured obligations and are presented as a component of the Company's compensation and benefits accrual included in accrued expenses in the accompanying Consolidated Balance Sheets (refer to Note 10). Participants may choose among alternative earnings rates for the amounts they defer, which are primarily based on investment options within the Company's 401(k) program. Changes in the deferred compensation liability under these programs are recognized based on changes in the fair value of the participants' accounts, which are based on the applicable earnings rates on investment options within the Company's 401(k) program. Amounts voluntarily deferred by employees into the Company stock fund and amounts contributed to participant accounts by the Company are deemed invested in the Company's common stock and future distributions of such contributions will be made solely in shares of Company common stock, and therefore are not reflected in the above amounts.

Contingent Consideration

Contingent consideration represents a cash hold back intended to be used for certain liabilities related to the Company's acquisition of the Intraoral Scanner Business (as further discussed in Note 3). Contingent consideration was classified as Level 3 in the fair value hierarchy as the estimated fair value was measured using a probability weighted discounted cash flow model.

Fair Value of Financial Instruments

The carrying amounts and fair values of the Company's financial instruments as of December 31, were as follows ($ in millions):

	2022				2021			
	Carrying Amount		Fair Value		Carrying Amount		Fair Value	
Liabilities:								
Contingent consideration	$	6.0	$	6.0	$	—	$	—
Interest rate swap derivative contracts	$	—	$	—	$	2.2	$	2.2
Cross-currency swap derivative contracts	$	—	$	—	$	17.4	$	17.4
Convertible senior notes due 2025	$	510.0	$	873.0	$	432.1	$	1,162.5
Long-term debt	$	870.7	$	870.7	$	883.4	$	883.4

The fair value of long-term debt approximates the carrying value as these borrowings are based on variable market rates. The fair value of the convertible senior notes due 2025 was determined based on the quoted bid price of the convertible senior notes in an over-the-counter market on December 31, 2022 and 2021. The convertible senior notes are considered as Level 2 of the fair value hierarchy. The fair values of cash and cash equivalents, which consist primarily of money market funds, time and demand deposits, trade accounts receivable, net and trade accounts payable approximate their carrying amounts due to the short-term maturities of these instruments.

Refer to Note 13 for information related to the fair value of the Company sponsored defined benefit pension plan assets.

NOTE 13. PENSION AND OTHER BENEFIT PLANS

Certain of the Company's employees participate in defined benefit pension plans and under certain of these plans, benefit accruals continue. In general, the Company's policy is to fund these plans based on considerations relating to legal requirements, underlying asset returns, the plan's funded status, the anticipated deductibility of the contribution, local practices, market conditions, interest rates and other factors.

In connection with the Company's restructuring activities (see Note 20), the Company had a reduction in participants in certain plans, which contributed to the change in the funded status through plan settlements and curtailments.

The following sets forth the funded status of the Company's plans as of the most recent actuarial valuations using measurement dates of December 31 ($ in millions):

| | Pension Benefits | |
	2022	2021
Change in pension benefit obligation:		
Benefit obligation at beginning of year	$ (129.1)	$ (171.6)
Service cost	(5.5)	(7.3)
Interest cost	(1.8)	(1.2)
Employee contributions	(2.5)	(3.1)
Benefits and other expenses paid	3.0	3.3
Actuarial gain	27.3	13.0
Amendments, settlements and curtailments	7.7	33.2
Foreign exchange rate impact	3.4	4.6
Benefit obligation at end of year	(97.5)	(129.1)
Change in plan assets:		
Fair value of plan assets at beginning of year	80.6	104.1
Actual return on plan assets	(1.7)	5.8
Employer contributions	5.5	6.0
Employee contributions	2.5	3.1
Amendments and settlements	(6.6)	(32.8)
Benefits and other expenses paid	(3.1)	(3.3)
Foreign exchange rate impact	(2.8)	(2.3)
Fair value of plan assets at end of year	74.4	80.6
Funded status	$ (23.1)	$ (48.5)

Weighted average assumptions used to determine benefit obligations at date of measurement:

| | December 31, | |
	2022	2021
Discount rate	3.9 %	1.5 %
Rate of compensation increase	2.8 %	2.2 %

Components of net periodic pension cost:

| | Year Ended December 31, | | |
($ in millions)	2022	2021	2020
Service cost	$ (5.5)	$ (7.3)	$ (9.7)
Interest cost	(1.8)	(1.2)	(1.6)
Expected return on plan assets	2.6	3.3	3.7
Amortization of prior service credit and initial net obligation	0.3	0.4	0.4
Amortization of actuarial gain (loss)	0.1	(0.7)	(1.4)
Net settlement and curtailment gain (loss)	1.9	0.8	(1.4)
Net periodic pension cost	$ (2.4)	$ (4.7)	$ (10.0)

The following table represents the service cost and other net periodic benefit costs of the defined benefit pension plans incurred during the years ended December 31, 2022, 2021 and 2020 ($ in millions):

	2022	2021	2020
Service cost:			
Cost of goods sold	$ (0.8)	$ (0.8)	$ (1.2)
Selling, general and administrative	(4.7)	(6.5)	(8.5)
Other net periodic pension costs:			
Other income (expense)	3.1	2.6	(0.3)
Total	$ (2.4)	$ (4.7)	$ (10.0)

Weighted average assumptions used to determine net periodic pension cost at date of measurement:

	Year Ended December 31,	
	2022	2021
Discount rate	2.4 %	1.0 %
Expected long-term return on plan assets	3.3 %	3.2 %
Rate of compensation increase	2.2 %	1.3 %

The discount rate reflects the market rate on December 31 of the prior year for high-quality fixed-income investments with maturities corresponding to the Company's benefit obligations and is subject to change each year. The rates appropriate for each plan are determined based on investment grade instruments with maturities approximately equal to the average expected benefit payout under the plan. The Company periodically updates the mortality assumptions used to estimate the projected benefit obligation.

Included in accumulated other comprehensive loss as of December 31, 2022 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credits of $2.3 million ($1.8 million, net of tax) and unrecognized actuarial gain of $17.5 million ($13.6 million, net of tax). The unrecognized actuarial gain and prior service credits, net, are calculated as the difference between the actuarially determined projected benefit obligation and the value of the plan assets less accrued pension costs as of December 31, 2022. The amounts included in accumulated comprehensive income (loss) and expected to be recognized in net periodic pension costs during the year ending December 31, 2023 is a prior service credit of $0.4 million ($0.3 million, net of tax) and an actuarial gain of $1.4 million ($1.1 million, net of tax), respectively. No plan assets are expected to be returned to the Company during the year ending December 31, 2023.

Selection of Expected Rate of Return on Assets

The expected rate of return reflects the asset allocation of the plans and is based primarily on contractual earnings rates included in existing insurance contracts as well as on broad, publicly-traded equity and fixed-income indices and forward-looking estimates of active portfolio and investment management. Long-term rate of return on asset assumptions for the plans were determined on a plan-by-plan basis based on the composition of assets and ranged from 2.3% to 5.3% in 2022 and 1.8% to 5.3% in 2021, with a weighted average rate of return assumption of 3.3% and 3.2% in 2022 and 2021, respectively.

Plan Assets

Plan assets are invested in various insurance contracts, equity and debt securities as determined by the administrator of each plan.

The Company has some investments that are valued using Net Asset Value ("NAV") as a practical expedient. In addition, some of the investments valued using NAV may only allow redemption monthly, quarterly, semiannually or annually and require up to 90 days prior written notice. These investments valued using NAV primarily consist of mutual funds which allow the Company to diversify the portfolio.

The fair values of the Company's pension plan assets as of December 31, 2022, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
Cash and cash equivalents	$	8.4	$	—	$	—	$	8.4
Insurance contracts		—		—		49.7		49.7
Total	$	8.4	$	—	$	49.7	$	58.1
Investments measured at NAV [(a)]:								
Mutual funds								16.3
Total assets at fair value							$	74.4

_____

[(a)] The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total plan assets.

The following table summarizes the changes in Level 3 pension plan assets measured at fair value on a recurring basis for the year ended December 31, 2022 (in millions):

	Fair Value at January 1		Return on Plan Assets		Net Purchases/ (Settlements)		Transfers Into/ (Out of) Level 3		Fair Value at December 31	
Insurance contracts	$	50.1	$	(0.1)	$	(0.3)	$	—	$	49.7

The fair values of the Company's pension plan assets as of December 31, 2021, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
Cash and cash equivalents	$	0.3	$	—	$	—	$	0.3
Insurance contracts		—		—		50.1		50.1
Total	$	0.3	$	—	$	50.1	$	50.4
Investments measured at NAV [(a)]:								
Mutual funds								30.2
Total assets at fair value							$	80.6

_____

[(a)] The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total plan assets.

The following table summarizes the changes in Level 3 pension plan assets measured at fair value on a recurring basis for the year ended December 31, 2021 (in millions):

	Fair Value at January 1		Return on Plan Assets		Net Purchases/ (Settlements)		Transfers Into/ (Out of) Level 3		Fair Value at December 31	
Insurance contracts	$	77.2	$	(0.6)	$	(26.5)	$	—	$	50.1

Insurance contracts are valued based upon the quoted prices of the underlying investments of the insurance company. Mutual funds are valued using the NAV based on the information provided by the asset fund managers, which reflects the plan's share of the fair value of the net assets of the investment.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Expected Contributions

During 2022, the Company contributed $5.5 million to its defined benefit pension plans. During 2023, the Company's cash contribution requirements for its defined benefit pension plans are expected to be approximately $5.5 million.

The following sets forth benefit payments, which reflect expected future service, as appropriate, at December 31, 2022, are expected to be paid by the plans in the periods indicated ($ in millions):

2023	$	5.6
2024	$	5.1
2025	$	5.1
2026	$	4.8
2027	$	4.8
2028 - 2032	$	24.1

Other Matters

U.S. employees not covered by defined benefit plans are generally covered by defined contribution plans, which provide for Company funding based on a percentage of compensation. The Company provides eligible employees the opportunity to participate in defined contribution savings plans (commonly known as 401(k) plans), which permit contributions on a before-tax basis. Employees may contribute to various investment alternatives. In most of these plans, the Company matches a portion of the employees' contributions. The Company's contributions to these plans amounted to $19.1 million, $18.0 million and $11.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

A limited number of the Company's subsidiaries, primarily outside of the United States, participate in multiemployer defined benefit plans that require the Company to periodically contribute funds to the plan. Multi-employer pension plans are designed to cover employees from multiple employers. These plans allow multiple employers to pool their pension resources and realize efficiencies associated with the daily administration of the plan. The risks of participating in a multiemployer plan differ from the risks of participating in a single-employer plan in the following respects: (1) assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers, (2) if a participating employer ceases contributing to the plan, the unfunded obligations of the plan may be required to be borne by the remaining participating employers and (3) if the Company elects to stop participating in the plan, the Company may be required to pay the plan an amount based on the unfunded status of the plan.

The Company's expense for multiemployer pension plans totaled $1.6 million, $3.9 million and $8.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 14. WARRANTY

The Company generally accrues estimated warranty costs at the time of sale. In general, manufactured products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly and appropriately maintained. Warranty periods depend on the nature of the product and range from 90 days up to the life of the product. The amount of the accrued warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor and in certain instances estimated property damage. The accrued warranty liability is reviewed on a quarterly basis and may be adjusted as additional information regarding expected warranty costs becomes known.

The following is a rollforward of the Company's accrued warranty liability ($ in millions):

Balance at December 31, 2021	$	9.4
Accruals for warranties issued during the year		15.3
Settlements made		(15.1)
Divestiture		(0.1)
Effect of foreign currency translation		(0.3)
Balance at December 31, 2022	$	9.2

NOTE 15. LITIGATION AND CONTINGENCIES

The Company records accruals for loss contingencies associated with legal matters when it is probable that a liability will be incurred, and the amount of the loss can be reasonably estimated.

If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss does not meet the known or probable level but is reasonably possible, it is disclosed if deemed material and if such loss or range of loss can be reasonably estimated, the estimated loss or range of loss is disclosed. The Company's reserves consist of specific reserves for individual claims and additional amounts for anticipated developments of these claims as well as for incurred but not yet reported claims. The specific reserves for individual known claims are quantified with the assistance of legal counsel and outside risk professionals where appropriate. In addition, outside risk professionals assist in the determination of reserves for certain incurred but not yet reported claims through evaluation of the Company's specific loss history, actual claims reported and industry trends among statistical and other factors. The Company has determined that the liabilities associated with certain litigation matters are probable and can be reasonably estimated and has accrued $35.7 million and $38.7 million as of December 31, 2022 and 2021, respectively, which are included in accrued liabilities in the Consolidated Balance Sheets. The Company has accrued for these matters and will continue to monitor each related legal issue and adjust accruals as might be warranted based on new information and further developments in accordance with ASC 450-20-25. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. The ability to make such estimates and judgments can be affected by various factors including, among other things, whether damages sought in the proceedings are unsubstantiated or indeterminate; legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; procedural or jurisdictional issues; the uncertainty and unpredictability of the number of potential claims; or there are numerous parties involved. To the extent adverse verdicts have been rendered against the Company, the Company does not record an accrual until a loss is determined to be probable and can be reasonably estimated. In the Company's opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company's Consolidated Balance Sheets, is not expected to have a material adverse effect on the Company's financial position. However, the resolution of or increase in accruals for, one or more of these matters in any reporting period may have a material adverse effect on the Company's results of operations and cash flows for that period.

The Company is subject to various environmental laws and regulations both within and outside of the United States. The operations of the Company involve the use of substances regulated under environmental laws, primarily in manufacturing processes. While it is difficult to quantify the potential impact of continuing compliance with environmental protection laws or potential enforcement actions by regulatory agencies, management believes that such compliance or potential enforcement actions will not have a material impact on the Company's financial position, results of operations, or liquidity.

As of December 31, 2022, the Company had $19.0 million of guarantees consisting primarily of outstanding standby letters of credit and bank guarantees. These guarantees have been provided in connection with certain arrangements with vendors, customers, insurance providers, financing counterparties and governmental entities to secure the Company's obligations and/or performance requirements related to specific transactions.

NOTE 16. DEBT AND CREDIT FACILITIES

The components of the Company's debt as of December 31, were as follows, net of debt discount and debt issuance costs ($ in millions):

	2022	2021
Senior term loan facility due 2024 (the "Term Loan")	$ 648.3	$ 647.3
Senior euro term loan facility due 2024 (the "Euro Term Loan")	222.4	236.1
Convertible senior notes due 2025	510.0	432.1
Other	—	0.3
Total debt	1,380.7	1,315.8
Less: current portion	(510.0)	(432.4)
Long-term debt	$ 870.7	$ 883.4

The Company's contractual minimum principal payments are as follows ($ in millions):

2023	$	—
2024		872.7
2025		517.5
Total	$	1,390.2

Credit Agreement

On September 20, 2019, the Company entered into a credit agreement (the "Credit Agreement") with a syndicate of banks under which Envista borrowed approximately $1.3 billion, consisting of the three-year $650.0 million Term Loan and the three-year €600.0 million Euro Term Loan (together with the Term Loan, the "Term Loans"). The Credit Agreement also included the five-year, $250.0 million revolving credit facility (together with the Term Loans, the "Senior Credit Facilities").

On February 9, 2021, in connection with an amendment to the Credit Agreement, the Company repaid $472.0 million of its Euro Term Loan.

On June 15, 2021, the Company entered into an amended and restated credit agreement (the "Amended Credit Agreement") with a syndicate of banks. The Amended Credit Agreement amends and restates the Company's Credit Agreement, originally dated September 20, 2019 (as amended by Amendment No. 1 to Credit Agreement dated as of May 6, 2020, Amendment No. 2 to Credit Agreement dated as of May 19, 2020, and Amendment No. 3 to Credit Agreement dated as of February 9, 2021).

Under the Amended Credit Agreement: (a) the maturity date of the Company's existing Term Loans has been extended to September 20, 2024, (b) the revolving credit facility has been increased from $250.0 million to $750.0 million, (c) the Company may request further increases to the revolving credit facility in an aggregate amount not to exceed $350.0 million, (d) the amount of cash and cash equivalents permitted to be netted in the definition of "Consolidated Funded Indebtedness" has been increased to up to the greater of (i) $250.0 million and (ii) 50% of Consolidated EBITDA as of the most recent measurement period, and (e) the floor on Eurocurrency rate loans applicable to the revolving credit facility and the Term Loan has been reduced to zero, in each case subject to and in accordance with the terms and conditions of the Amended Credit Agreement. The Company paid fees aggregating approximately $2.1 million in connection with the Amended Credit Agreement.

The revolving credit facility includes an aggregate available borrowing capacity of $750.0 million with a $20.0 million sublimit for the issuance of standby letters of credit and can be used for working capital and other general corporate purposes. As of December 31, 2022 and December 31, 2021, there were no borrowings outstanding under the revolving credit facility.

Under the Senior Credit Facilities, borrowings bear interest as follows: (1) Eurocurrency Rate Loans (as defined in the Amended Credit Agreement) bear interest at a variable rate equal to the London inter-bank offered ("LIBOR") rate plus a margin of between 0.785% and 1.625%, depending on the Company's Consolidated Leverage Ratio (as defined in the Amended Credit Agreement) as of the last day of the immediately preceding fiscal quarter; and (2) Base Rate Loans (as defined in the Amended Credit Agreement) bear interest at a variable rate equal to (a) the highest of (i) the Federal funds rate (as published by the Federal Reserve Bank of New York from time to time) plus 0.50%, (ii) Bank of America's "prime rate" as publicly announced from time to time and (iii) the Eurocurrency Rate (as defined in the Amended Credit Agreement) plus 1.0%, plus (b) a margin of between 0.00% and 0.625%, depending on the Company's Consolidated Leverage Ratio as of the last day of the immediately preceding fiscal quarter. In no event will Eurocurrency Rate Loans or Base Rate Loans bear interest at a rate lower than 0.0%. The Amended Credit Agreement provides for the use of Secured Overnight Financing Rate ("SOFR") as a replacement rate upon a LIBOR cessation event. In addition, the Company is required to pay a per annum facility fee of between 0.09% and 0.225% depending on the Company's Consolidated Leverage Ratio as of the last day of the immediately preceding fiscal quarter and based on the aggregate commitments under the revolving credit facility, whether drawn or not.

The interest rates for borrowings under the Term Loan were 5.98% and 1.25% as of December 31, 2022 and 2021, respectively. The interest rate for borrowings under the Euro Term Loan was 3.28% and 0.95% as of December 31, 2022 and 2021, respectively. Interest is payable quarterly for the Term Loans. The Amended Credit Agreement requires the Company to maintain a Consolidated Leverage Ratio of 3.75 to 1.00 or less and includes a provision that the maximum Consolidated Leverage Ratio will be increased to 4.25 to 1.00 for the four consecutive full fiscal quarters immediately following the consummation of any acquisition by the Company or any subsidiary of the Company in which the purchase price exceeds $100.0 million. The Amended Credit Agreement also requires the Company to maintain a Consolidated Interest Coverage Ratio (as defined in the Amended Credit Agreement) of at least 3.00 to 1.00. The Amended Credit Agreement contains customary representations, warranties, conditions precedent, events of default, indemnities and affirmative and negative covenants, including covenants that, among other things, limit or restrict the Company's and/or the Company's subsidiaries ability, subject to certain exceptions and qualifications, to incur liens or indebtedness, merge, consolidate or sell or otherwise transfer assets, make dividends or distributions, enter into transactions with the Company's affiliates and use proceeds of the debt financing for other than permitted uses. The Amended Credit Agreement also contains customary events of default. Upon the occurrence and during the continuance of an event of default, the lenders may declare the outstanding advances and all other obligations under the Amended Credit Agreement immediately due and payable. The Company was in compliance with all of its debt covenants as of December 31, 2022.

Convertible Senior Notes (the "Notes")

On May 21, 2020, the Company issued the Notes due on June 1, 2025, unless earlier repurchased, redeemed or converted. The aggregate principal amount, which includes the initial purchasers' exercise in full of their option to purchase an additional $67.5 million principal amount of the Notes, was $517.5 million. The net proceeds from the issuance, after deducting purchasers' discounts and estimated offering expenses, were $502.6 million. The Company used part of the net proceeds to pay for the capped call transactions ("Capped Calls") as further described below. The Notes accrue interest at a rate of 2.375% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. The Notes have an initial conversion rate of 47.5862 shares of the Company's common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $21.01 per share of the Company's common stock and is subject to adjustment upon the occurrence of specified events. The Notes are governed by an indenture dated as of May 21, 2020 (the "Indenture") between the Company and Wilmington Trust, National Association, as trustee. The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior debt or other indebtedness or the issuance or repurchase of the Company's securities by the Company.

Prior to the adoption of ASU 2020-06, the Company separated the carrying amounts of the Notes and total issuance costs incurred into liability and equity components. For the Notes, the carrying amount of the liability component was calculated by measuring the fair value of a similar debt instrument that did not have an associated convertible feature, while the carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the par value of the Notes. Total issuance costs incurred were then allocated to the liability and equity components of the Notes based on their relative values.

Due to the Company's adoption of ASU 2020-06 on January 1, 2022, the Notes and related issuance costs incurred are no longer required to be bifurcated into separate liability and equity components. This resulted in a $75.0 million increase to the carrying value of the Notes due 2025, comprised of unamortized discount of $76.5 million and deferred debt issuance costs of $1.5 million and a decrease to additional paid-in capital of $77.8 million. Additionally, the adoption of ASU 2020-06 resulted in a $21.4 million increase to retained earnings and an $18.6 million decrease to the related net deferred tax liability associated with the reduction of unamortized debt discount and deferred debt issuance costs.

The Notes are the Company's senior, unsecured obligations and are (i) equal in right of payment with the Company's existing and future senior, unsecured indebtedness; (ii) senior in right of payment to the Company's existing and future indebtedness that is expressly subordinated to the Notes; (iii) effectively subordinated to the Company's existing and future secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and (iv) structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent the Company is not a holder thereof) preferred equity, if any, of the Company's subsidiaries.

Holders of the Notes may convert their Notes at any time on or after December 2, 2024 until the close of business on the second scheduled trading day preceding the maturity date. Holders of the Notes will also have the right to convert the Notes prior to December 2, 2024, but only upon the occurrence of specified events. In December 2021, the Company made the irrevocable election to settle all Notes conversions through combination settlement, satisfying the principal amount outstanding with cash and any Notes conversion value in excess of the principal amount in cash, shares of the Company's common stock or a combination of both. If a fundamental change occurs prior to the maturity date, holders of the Notes may require the Company to repurchase all or a portion of their Notes for cash at a repurchase price equal to 100.0% of the principal amount plus any accrued and unpaid interest. In addition, if specific corporate events occur prior to the maturity date, the Company would increase the conversion rate for a holder who elects to convert its Notes in connection with such an event in certain circumstances. As of December 31, 2022 and 2021, the stock price exceeded 130% of the conversion price of $21.01 in 20 days of the final 30 trading days ended December 31, 2022 and 2021, which satisfied one of the conditions permitting early conversion by holders of the Notes, therefore, the Notes are classified as short-term debt.

The Notes will be redeemable, in whole or in part, at the Company's option at any time, and from time to time, on or after June 1, 2023 and on or before the 40th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding the redemption date, but only if the last reported sale price per share of the Company's common stock exceeds 130.0% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice; and (ii) the trading day immediately before the date the Company sends such notice. In addition, calling any Note for redemption will constitute a "Make-Whole Fundamental Change" (as defined in the Indenture) with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption.

The following table sets forth total interest expense recognized related to the Notes ($ in millions):

	Year Ended December 31,	
	2022	2021
Contractual interest expense	$ 12.3	$ 12.3
Amortization of debt issuance costs	2.9	1.9
Amortization of debt discount	—	19.0
Total interest expense	$ 15.2	$ 33.2

For the years ended December 31, 2022 and 2021, the debt discount and debt issuance costs were amortized using an annual effective interest rate of 3.0% and 7.3%, respectively, to interest expense over the term of the Notes.

As of December 31, 2022 and 2021, the if-converted value of the Notes exceeded the outstanding principal amount by $311.7 million and $592.1 million, respectively.

Debt Discount and Debt Issuance Costs

As of December 31, 2022 and 2021, remaining unamortized debt discount and debt issuance costs for the Term Loan, Euro Term Loan and Convertible Senior Notes are as follows ($ in millions):

	2022		2021	
	Debt Issuance Costs	**Debt Discount**	**Debt Issuance Costs**	**Debt Discount**
Convertible Senior Notes	$ 7.5	$ —	$ 8.9	$ 76.5
Term Loan	1.7	—	2.7	—
Euro Term Loan	0.3	—	0.5	—
	$ 9.5	$ —	$ 12.1	$ 76.5

The above unamortized debt discount and debt issuance costs have been netted against their respective aggregate principal amounts of the related debt and are being amortized to interest expense over the term of the respective debt.

Capped Call Transactions

In connection with the offering of the Notes, the Company entered into Capped Calls with certain counterparties. The Capped Calls each have an initial strike price of approximately $21.01 per share, subject to certain adjustments, which corresponds to the initial conversion price of the Notes. The Capped Calls have initial cap prices of $23.79 per share, subject to certain adjustments. The Capped Calls cover, subject to anti-dilution adjustments, 2.9 million shares of the Company's common stock. The Capped Calls are generally intended to reduce or offset the potential dilution from shares of common stock issued upon any conversion of the Notes with such reduction or offset, as the case may be, subject to a cap based on the cap price. As the Capped Call transactions are considered indexed to the Company's own stock and are considered equity classified, they are recorded in equity and are not accounted for as derivatives. The cost of $20.7 million incurred in connection with the Capped Calls was recorded as a reduction to additional paid-in capital.

NOTE 17. STOCK TRANSACTIONS AND STOCK-BASED COMPENSATION

Capital Stock

Under the Company's amended and restated certificate of incorporation, the Company's authorized capital stock consists of 500.0 million shares of common stock with a par value of $0.01 per share and 15.0 million shares of preferred stock with a par value of $0.01 per share.   No preferred shares were issued or outstanding as of December 31, 2022 and 2021.

Each share of the Company's common stock entitles the holder to one vote on all matters to be voted upon by common stockholders. The Company's Board of Directors (the "Board") is authorized to issue shares of preferred stock in one or more series and has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The Board's authority to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock, could potentially discourage attempts by third parties to obtain control of the Company through certain types of takeover practices.

The following table summarizes the Company's stock activity (shares in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
Common stock - shares issued:			
Balance, beginning of period	162.0	160.2	158.7
Issuance of common stock	1.7	1.8	1.5
Balance, end of period	163.7	162.0	160.2

Stock-Based Compensation

The Company adopted the 2019 Omnibus Incentive Plan (the "Stock Plan") that provides for the grant of stock appreciation rights, restricted stock units ("RSUs"), and performance stock units ('PSUs') (collectively, "Stock Awards"), as well as stock options ("Options"). A total of 21.0 million shares of the Company's common stock have been authorized for issuance under the Stock Plan. Under the Stock Plan, stock-based grants are awarded at a price equal to the fair market value at the date of grant based upon the closing price on that date. Options and Stock Awards generally vest over a period of three to five years. Options expire ten years after the date of grant.

RSUs issued under the Stock Plan provide for the issuance of a share of the Company's common stock at no cost to the holder. The RSUs granted to employees provide for time-based vesting, generally over a three to five-year period. Prior to vesting, RSUs granted under the Stock Plan do not have dividend equivalent rights, do not have voting rights and the shares underlying the RSUs are not considered issued and outstanding. PSUs issued under the Stock Plan provide for the issuance of a share of the Company's common stock based on the achievement of various financial performance metric targets and market conditions, which are set at the time of grant.

The Company accounts for stock-based compensation by measuring all RSUs, PSUs and Options at fair value as of the grant date. The Company recognizes the compensation expense over the requisite service period (which is generally the vesting period but may be shorter than the vesting period if the employee becomes retirement eligible before the end of the vesting period). The fair value for RSU awards is calculated using the closing price of the Company's common stock on the date of grant. The fair value of the Options granted is calculated using a Black-Scholes option pricing model ("Black-Scholes").

On December 23, 2021 and January 21, 2022, the Company entered into and finalized, respectively, an RSU agreement with Pacific Dental Services ("PDS") which awarded PDS RSUs with a fair value of $12.5 million, or 273,522 RSUs, based on the Company's stock price on December 23, 2021. The RSUs vest over approximately three years and contain performance milestones. All of the 273,522 RSUs remained unvested as of December 31, 2022.

The following summarizes the assumptions used in the Black-Scholes model to value Options granted during the years ended December 31:

	2022	2021	2020
Risk-free interest rate	1.9 – 3.1%	1.0 – 1.3%	0.4 – 1.2%
Weighted average volatility	33.6 %	25.3 %	25.3 %
Dividend yield	— %	— %	— %
Expected years until exercise	6.0	6.0	6.0

The risk-free rate of interest for periods within the contractual life of the awards is based on a zero-coupon U.S. government instrument with a maturity period that approximates the award's expected term. The weighted average volatility used in the Black-Scholes model to value Options was estimated based on an average historical stock price volatility of a peer group of companies. The dividend yield was 0.0% as the Company does not offer a dividend. To estimate the option exercise timing used in the valuation model, in addition to considering the vesting period and contractual term of the Option, the Company analyzes and considers actual historical exercise experience for previously granted awards.

The amount of stock-based compensation expense recognized during a period is also based on the portion of the awards that are ultimately expected to vest. The Company estimates pre-vesting forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company has estimated an annual forfeiture rate of 6.0% for the years ended December 31, 2022, 2021 and 2020.

The following summarizes the components of the Company's stock-based compensation expense for the years ended December 31 ($ in millions):

	2022		2021		2020
RSUs / PSUs	$	19.3	$	15.5	$	13.3
Options		11.2		12.2		8.9
Total stock-based compensation expense	$	30.5	$	27.7	$	22.2

The Company's stock-based compensation is primarily recognized as a component of selling, general and administrative expenses in the accompanying Consolidated Statements of Operations. As of December 31, 2022, $43.6 million of total unrecognized compensation cost related to Options and RSUs/PSUs is expected to be recognized over a weighted average period of approximately two years.

The following summarizes the Company's Option activity (in millions; except price per share and numbers of years):

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2019	8.0	$ 17.81		
Granted	2.2	$ 26.14		
Exercised	(1.0)	$ 14.01		
Cancelled/forfeited	(1.1)	$ 21.17		
Outstanding as of December 31, 2020	8.1	$ 20.08		
Granted	1.7	$ 38.15		
Exercised	(1.3)	$ 15.74		
Cancelled/forfeited	(0.6)	$ 26.74		
Outstanding as of December 31, 2021	7.9	$ 24.16		
Granted	0.5	$ 48.23		
Exercised	(1.2)	$ 18.61		
Cancelled/forfeited	(0.7)	$ 30.29		
Outstanding as of December 31, 2022	6.5	$ 26.24	6.3	$ 59.7
Vested and expected to vest as of December 31, 2022	6.3	$ 26.09	6.3	$ 58.8
Vested as of December 31, 2022	3.2	$ 22.01	5.4	$ 39.3

Options outstanding as of December 31, 2022 are summarized below (in millions; except price per share and numbers of years):

	Outstanding			Exercisable	
Exercise Price	Number of Stock Options	Average Exercise Price	Average Remaining Life (in years)	Number of Stock Options	Average Exercise Price
$9.74 to 12.65	0.4	$ 12.00	2.4	0.4	$ 12.00
$12.66 to 19.22	1.6	$ 17.95	4.8	1.3	$ 17.66
$19.23 to 26.50	2.7	$ 24.15	6.5	1.0	$ 24.10
$26.51 to $41.95	1.4	$ 36.74	7.9	0.5	$ 35.85
$41.96 to 48.52	0.4	$ 48.01	8.9	—	$ 43.30

The intrinsic value of Options is calculated as the amount by which the market price of the Company's stock exceeds the exercise price of the Option. The aggregate intrinsic value of Options exercised during the years ended December 31, 2022, 2021 and 2020 was $31 million, $33 million and $12 million, respectively.

The following summarizes information on unvested RSU and PSU activity related to the Company's employees and non-employee directors (in millions; except weighted average grant-date fair value):

	Number of RSUs/PSUs		Weighted Average Grant-Date Fair Value
Unvested at December 31, 2019	2.1	$	19.60
Granted	0.7	$	25.76
Vested	(0.5)	$	17.87
Forfeited	(0.4)	$	20.98
Unvested at December 31, 2020	1.9	$	22.01
Granted	0.5	$	38.76
Vested	(0.5)	$	20.34
Forfeited	(0.2)	$	26.54
Unvested at December 31, 2021	1.7	$	26.82
Granted	0.6	$	47.80
Vested	(0.5)	$	24.85
Forfeited	(0.3)	$	33.62
Unvested at December 31, 2022	1.5	$	34.85

The Company recognizes tax benefits for stock compensation in certain jurisdictions, primarily the United States, where tax deductions are based on market value at exercise or release and may exceed the grant-date value. The Company realized such tax benefits of $4 million, $4 million and $1 million in 2022, 2021 and 2020, respectively, related to the exercise of Options and $1 million in each of the years ended December 31, 2022, 2021 and 2020, related to the vesting and release of RSUs and PSUs. For all periods presented, the tax benefits were included as a component of income tax expense and as an operating cash inflow in the accompanying Consolidated Financial Statements.

In connection with the exercise of certain Options and the vesting of RSUs and PSUs, a number of shares sufficient to fund statutory minimum tax withholding requirements has been withheld from the total shares issued or released to the award holders (though under the terms of the applicable plan, the shares are considered to have been issued and are not added back to the pool of shares available for grant). During the year ended December 31, 2022, 192.4 thousand shares with an aggregate value of $9 million were withheld to satisfy the requirement. During the year ended December 31, 2021, 181.7 thousand shares with an aggregate value of $7 million were withheld to satisfy the requirement.

NOTE 18. ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive loss by component are summarized below ($ in millions):

	Foreign Currency Translation Adjustments	Unrealized Gain (Loss) on Cash Flow Hedges	Unrealized Pension Costs	Total Accumulated Other Comprehensive Loss
Balance, December 31, 2019	$ (116.4)	$ 0.1	$ (27.9)	$ (144.2)
Other comprehensive income (loss) before reclassifications:				
Increase (decrease)	26.0	(8.4)	3.9	21.5
Income tax impact	27.9	2.0	(1.1)	28.8
Other comprehensive income (loss) before reclassifications, net of income taxes	53.9	(6.4)	2.8	50.3
Amounts reclassified from accumulated other comprehensive (loss) income:				
Increase	—	—	2.9	2.9
Income tax impact	—	—	(0.8)	(0.8)
Amounts reclassified from accumulated other comprehensive (loss) income, net of income taxes	—	—	2.1	2.1
Net current period other comprehensive income (loss), net of income taxes	53.9	(6.4)	4.9	52.4
Balance, December 31, 2020	$ (62.5)	$ (6.3)	$ (23.0)	$ (91.8)
Other comprehensive loss before reclassifications:				
(Decrease) increase	(72.7)	6.1	21.9	(44.7)
Income tax impact	(17.0)	(1.5)	(4.7)	(23.2)
Other comprehensive (loss) income before reclassifications, net of income taxes	(89.7)	4.6	17.2	(67.9)
Amounts reclassified from accumulated other comprehensive loss income:				
Increase	15.9	—	5.0	20.9
Income tax impact	(3.3)	—	(1.4)	(4.7)
Amounts reclassified from accumulated other comprehensive loss, net of income taxes	12.6	—	3.6	16.2
Net current period other comprehensive (loss) income, net of income taxes	(77.1)	4.6	20.8	(51.7)
Balance, December 31, 2021	$ (139.6)	$ (1.7)	$ (2.2)	$ (143.5)
Other comprehensive loss before reclassifications:				
(Decrease) increase	(80.5)	2.2	24.6	(53.7)
Income tax impact	(20.4)	(0.5)	(5.2)	(26.1)
Other comprehensive (loss) income before reclassifications, net of income taxes	(100.9)	1.7	19.4	(79.8)
Amounts reclassified from accumulated other comprehensive loss income:				
Increase	—	—	(2.3)	(2.3)
Income tax impact	—	—	0.5	0.5
Amounts reclassified from accumulated other comprehensive loss, net of income taxes	—	—	(1.8)	(1.8)
Net current period other comprehensive (loss) income, net of income taxes	(100.9)	1.7	17.6	(81.6)
Balance, December 31, 2022	$ (240.5)	$ —	$ 15.4	$ (225.1)

NOTE 19. REVENUE

The following table presents the Company's revenues disaggregated by geographical region for the years ended December 31, 2022 and 2021 ($ in millions). Sales taxes and other usage-based taxes collected from customers are excluded from revenues. The Company has historically defined emerging markets as developing markets of the world, which prior to the COVID-19 pandemic, experienced extended periods of accelerated growth in gross domestic product and infrastructure, including Eastern Europe, the Middle East, Africa, Latin America and Asia (with the exception of Japan and Australia). The Company defines developed markets as all markets of the world that are not emerging markets.

| | Year Ended December 31, 2022 | | |
	Specialty Products & Technologies	Equipment & Consumables	Total
Geographical region:			
North America	$ 711.1	$ 655.3	$ 1,366.4
Western Europe	388.9	121.1	510.0
Other developed markets	91.0	38.6	129.6
Emerging markets	407.6	155.5	563.1
Total	$ 1,598.6	$ 970.5	$ 2,569.1

| | Year Ended December 31, 2021 | | |
	Specialty Products & Technologies	Equipment & Consumables	Total
Geographical region:			
North America	$ 668.9	$ 659.3	$ 1,328.2
Western Europe	366.6	125.9	492.5
Other developed markets	98.2	41.2	139.4
Emerging markets	374.1	174.7	548.8
Total	$ 1,507.8	$ 1,001.1	$ 2,508.9

Sales by Major Product Group:

| | Year Ended December 31, | | |
($ in millions)	2022	2021	2020
Consumables	$ 2,147.5	$ 2,067.9	$ 1,590.7
Equipment	421.6	441.0	338.4
Total	$ 2,569.1	$ 2,508.9	$ 1,929.1

Consumable products include implants, regenerative products, prosthetics, orthodontic brackets, aligners and lab products from our Specialty Products & Technologies business segment and traditional consumables such as bonding agents and cements, impression materials, infection prevention products and restorative products from the Company's Equipment & Consumables business segment. The Company's equipment products include digital imaging systems, software and other visualization and magnification systems.

Remaining Performance Obligations

ASC 606 requires disclosure of remaining performance obligations that represent the aggregate transaction price allocated to performance obligations with an original contract term greater than one year which are fully or partially unsatisfied at the end of the period. Remaining performance obligations include noncancelable purchase orders, extended warranty and service agreements and do not include revenue from contracts with customers with an original term of one year or less.

As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was $52.7 million and the Company expects to recognize revenue on the majority of this amount over the next 12 months.

Contract Liabilities

The Company often receives cash payments from customers in advance of the Company's performance resulting in contract liabilities. These contract liabilities are classified as either current or long-term in the Consolidated Balance Sheets based on the timing of when the Company expects to recognize revenue. As of December 31, 2022 and 2021, the contract liabilities were $87.5 million and $65.2 million, respectively, and are included within accrued expenses and other liabilities and other long-term liabilities in the accompanying Consolidated Balance Sheets. The increase in the contract liability balance during the years ended December 31, 2022 and 2021, is primarily due to cash payments received in advance of satisfying performance obligations, partially offset by revenue recognized during the period that was included in the contract liability balance at December 31, 2021 and 2020, respectively.

Revenue recognized during the years ended December 31, 2022 and 2021 that was included in the contract liability balance at December 31, 2021 and December 31, 2020 was $52.8 million and $38.4 million, respectively.

Significant Customers

Sales to the Company's largest customer were 11%, 12%, and 11% of sales for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 20. RESTRUCTURING ACTIVITIES AND RELATED IMPAIRMENTS

Restructuring Activities

The Company's restructuring activities are undertaken as necessary to implement management's strategy, streamline operations, take advantage of available capacity and resources, and ultimately achieve net cost reductions. These activities generally relate to the realignment of existing manufacturing capacity and closure of facilities and other exit or disposal activities, as it relates to executing the Company's strategy, pursuant to significant restructuring programs.

The related liability which is included in accrued liabilities in the Consolidated Balance Sheets is summarized below ($ in millions):

	Employee Severance and Related	Facility Exit and Related	Total
Balance, December 31, 2021	$ 21.4	$ 0.5	21.9
Costs incurred	20.8	5.7	26.5
Paid/settled	(24.0)	(5.5)	(29.5)
Balance, December 31, 2022	$ 18.2	$ 0.7	$ 18.9

Restructuring related charges recorded for the years ended December 31 by segment were as follows ($ in millions):

	2022	2021	2020
Specialty Products & Technologies	$ 14.7	$ 25.2	$ 43.8
Equipment & Consumables	19.7	32.1	34.6
Other	3.2	6.3	6.0
Total	$ 37.6	$ 63.6	$ 84.4

The restructuring related charges incurred during the years ended December 31, are reflected in the following captions in the accompanying Consolidated Statements of Operations ($ in millions):

	2022	2021	2020
Cost of sales	$ 13.6	$ 35.9	$ 18.3
Selling, general and administrative expenses	24.0	27.7	66.1
Total	$ 37.6	$ 63.6	$ 84.4

Impairments

During the year ended December 31, 2022 and 2021, the Company made the decision to consolidate certain facilities in an effort to improve its cost structure. For the year ended December 31, 2022, the Company recognized a non-cash loss of $11.1 million with the majority of this loss consisting of $4.8 million related to the impairment of certain fixed assets and leases, which are included in selling, general and administrative expense and cost of sales and $4.7 million of inventory write-offs, which is included in cost of sales. For the year ended December 31, 2021, the Company recognized a non-cash loss of $29.8 million with the majority of this loss consisting of $19.0 million related to the impairment of certain fixed assets and leases, which are included in selling, general and administrative expense and cost of sales and $10.8 million of inventory write-offs, which is included in cost of sales.

NOTE 21. INCOME TAXES

Income (loss) before income taxes for the years ended December 31 were as follows ($ in millions):

	2022	2021	2020
United States	$ 21.9	$ 35.0	$ (64.3)
International	262.0	219.5	44.3
Total	$ 283.9	$ 254.5	$ (20.0)

The provision (benefit) for income taxes for the years ended December 31 were as follows ($ in millions):

	2022	2021	2020
Current:			
Federal U.S.	$ 42.5	$ 17.7	$ 13.1
Non-U.S.	22.4	26.9	13.5
State and local	8.6	4.4	0.9
Deferred:			
Federal U.S.	(31.3)	(2.2)	(13.1)
Non-U.S.	11.3	(57.5)	(72.7)
State and local	(7.6)	1.7	(4.2)
Income tax provision (benefit)	$ 45.9	$ (9.0)	$ (62.5)

Deferred tax assets and deferred tax liabilities are classified as long-term and are included in other long-term assets and other long-term liabilities, respectively, in the accompanying Consolidated Balance Sheets. Significant components of deferred tax assets and liabilities as of December 31 were as follows ($ in millions):

	2022	2021
Deferred tax assets:		
Inventories	$ 15.4	$ 17.4
Pension benefits	6.2	11.5
Other accruals and prepayments	45.3	54.3
Lease liabilities	35.5	34.2
Stock-based compensation expense	7.5	6.8
Interest expense	36.0	8.7
Capitalized research expenses	15.1	3.8
Tax credit and loss carryforwards	38.2	117.3
Valuation allowances	(38.7)	(90.0)
Total deferred tax asset	160.5	164.0
Deferred tax liabilities:		
Property, plant and equipment	(5.7)	(9.6)
Unrealized gains and losses	(6.2)	(6.5)
Right-of-use assets	(31.5)	(30.3)
Goodwill and other intangible assets	(92.2)	(192.3)
Total deferred tax liability	(135.6)	(238.7)
Net deferred tax asset (liability)	$ 24.9	$ (74.7)

Deferred taxes associated with U.S. entities consist of net deferred tax liabilities of $15.1 million and $133.0 million as of December 31, 2022 and 2021, respectively. Deferred taxes associated with non-U.S. entities consist of net deferred tax assets of $40.0 million and $58.5 million as of December 31, 2022 and 2021, respectively. During 2022, the Company's valuation allowance decreased by $51.3 million primarily due to a corresponding expiration of certain foreign net operating losses.

The Company's intent is to permanently reinvest substantially all funds outside of the United States and current plans do not demonstrate a need to repatriate the cash to fund U.S. operations. However, if these funds were repatriated, they would likely not be subject to United States federal income tax under the previously taxed income or the dividend exemption rules. The Company would likely be required to accrue and pay United States state and local taxes and withholding taxes payable to various countries. It is not practicable to estimate the tax impact of the reversal of the outside basis difference, or the repatriation of cash due to the complexity of its hypothetical calculation.

The 2022 decrease in the deferred tax liability for goodwill and other intangible assets included an income tax benefit of approximately $100.2 million related primarily to the acquisition of amortizable deferred tax assets associated with the Intraoral Scanner Business acquisition partially offset with deferred tax liabilities established in connection with the Osteogenics acquisition.

Current tax law in the United States imposes tax on U.S. stockholders for global intangible low-taxed income ("GILTI") earned by certain foreign subsidiaries. The Company is required to make an accounting policy election of either: (1) treating taxes due on future amounts included in the U.S. taxable income related to GILTI as a current period tax expense when incurred ("the period cost method"); or (2) factoring such amounts into the Company's measurement of its deferred tax its deferred tax expense (the "deferred method"). In 2018, the Company elected the period cost method for its accounting for GILTI.

The effective income tax rate for the years ended December 31 varies from the U.S. statutory federal income tax rate as follows:

	Percentage of Pretax Income		
	2022	2021	2020
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
Increase (decrease) in tax rate resulting from:			
State income taxes (net of federal income tax benefit)	0.3	1.2	17.0
Impact of foreign operations	(5.0)	(6.4)	80.4
Foreign-Derived Intangible Income ("FDII")	(0.7)	—	—
Subpart F and GILTI, net of foreign tax credits	6.7	6.4	(72.4)
Change in uncertain tax positions	(0.5)	—	3.4
Research and experimentation credits and other	(1.6)	(1.6)	13.2
Permanent differences and other	(0.9)	2.7	(20.3)
Excess tax benefit from stock-based compensation	(1.6)	(1.9)	11.6
Valuation allowance release on certain Swiss NOLs	—	(8.1)	—
Impact of step-up of Swiss assets	(1.5)	(16.8)	258.6
Effective income tax rate	16.2 %	(3.5)%	312.5 %

The Company realized tax benefits of $7.2 million, $6.7 million, and $4.2 million in 2022, 2021 and 2020 respectively, for tax deductions attributable to stock-based compensation, of which, the excess tax benefit over the amount recorded for financial reporting purposes was $4.6 million, $4.8 million and $2.3 million in 2022, 2021 and 2020, respectively. As required by ASU 2016-09, *Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting* ("ASU 2016-09"), the excess tax benefits for the years ended December 31, 2022, 2021 and 2020 have been included in the provision for income taxes.

The Company evaluates the future realizability of tax credits and loss carryforwards considering the anticipated future earnings of the Company's subsidiaries as well as tax planning strategies in the associated jurisdictions. Included in deferred income taxes as of December 31, 2022 are tax benefits for U.S. and non-U.S. net operating loss carryforwards totaling $35.5 million ($29.1 million of which the Company does not expect to realize and has corresponding valuation allowances). Certain of the losses can be carried forward indefinitely and others can be carried forward to various dates from 2023 through 2042.

As of December 31, 2022, gross unrecognized tax benefits totaled $6.6 million ($9.2 million, including $2.6 million associated with potential interest and penalties). As of December 31, 2021, gross unrecognized tax benefits totaled $5.7 million ($7.6 million, including $1.9 million associated with potential interest and penalties). The Company recognized $0.6 million, $(0.1) million and $0.0 million in potential interest and penalties associated with uncertain tax positions during 2022, 2021 and 2020, respectively. To the extent unrecognized tax benefits (including interest and penalties) are recognized with respect to uncertain tax positions, the tax expense in future periods would be reduced by $9.2 million based upon the tax positions as of December 31, 2022. The Company recognized interest and penalties related to unrecognized tax benefits within income taxes in the accompanying Consolidated Statements of Operations. Unrecognized tax benefits and associated accrued interest and penalties are included in taxes, income and other accrued expenses as detailed in Note 10.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding amounts accrued for potential interest and penalties, is as follows ($ in millions):

	2022	2021	2020
Unrecognized tax benefits, beginning of year	$ 5.7	$ 7.1	$ 9.1
Additions based on tax positions related to the current year	0.3	0.3	0.3
Additions for tax positions of prior years	4.2	—	0.3
Reductions for tax positions of prior years	—	(0.3)	(1.7)
Lapse of statute of limitations	(2.3)	(1.0)	(1.0)
Settlements	(1.1)	(0.4)	—
Effect of foreign currency translation	(0.2)	—	0.1
Unrecognized tax benefits, end of year	$ 6.6	$ 5.7	$ 7.1

The Company is routinely examined by various domestic and international taxing authorities and operations in certain U.S. states and foreign jurisdictions remain subject to routine examination for tax years beginning with 2009.

The Company estimates that it is reasonably possible that the amount of unrecognized tax benefits may be reduced by approximately $2.7 million within twelve months through resolution of worldwide tax matters, payments of tax audit settlements and/or statute of limitations expirations.

The Company operates in various non-U.S. tax jurisdictions where "tax holiday" income tax incentives have been granted for a specific period. These tax benefits are not material to the Company's financial statements.

NOTE 22. EARNINGS PER SHARE

Earnings per share is calculated by dividing the applicable income by the weighted average number of shares of common stock outstanding for the applicable period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding plus the effect of dilutive potential shares outstanding during the period using the treasury stock method. Dilutive potential common shares include employee equity options, non-vested shares and similar instruments granted by the Company and the assumed conversion impact of the Notes. The Company will settle any Notes conversions through a combination settlement by satisfying the principal amount outstanding with cash and any Notes conversion value in excess of the principal amount in cash or shares of the Company's common stock or any combination thereof. As such, the Company uses the treasury stock method for the assumed conversion of the Notes to compute the weighted average shares of common stock outstanding for diluted earnings per share. As the Company will settle the principal amount of the Notes in cash upon conversion, the Notes do not have an impact on the Company's diluted earnings per share until the average share price of the Company's common stock exceeds the conversion price of $21.01 per share in any applicable period. See the computation of earnings per share below for the dilutive impact of the Notes for the years ended December 31, 2022, 2021 and 2020.

In connection with the offering of the Notes, the Company entered into Capped Calls (see further discussion in Note 16), which are intended to reduce or offset the potential dilution from shares of common stock issued upon conversion of the Notes. However, this impact is not included when calculating potentially dilutive shares since their effect is anti-dilutive. The Capped Calls will mitigate dilution from the conversion of the Notes up to the Company's common stock price of $23.79. If the Notes are converted at a price higher than $23.79 per share, the Capped Calls will no longer mitigate dilution from the conversion of the Notes.

The table below presents the computation of basic and diluted earnings per share ($ and shares in millions, except per share amounts):

	Year Ended December 31,					
	2022		**2021**		**2020**	
Numerator:						
Income from continuing operations, net of tax	$	238.0	$	263.5		42.5
Income (loss) from discontinued operations, net of tax	$	5.1	$	77.0	$	(9.2)
Net income	$	243.1	$	340.5	$	33.3
Denominator:						
Weighted-average common shares outstanding used in basic earnings (loss) per share		162.9		161.2		159.6
Incremental common shares from:						
Assumed exercise of dilutive options and vesting of dilutive restricted stock units		3.2		4.4		2.2
Assumed conversion of the Notes		11.5		12.0		2.3
Weighted average common shares outstanding used in diluted earnings (loss) per share		177.6		177.6		164.1
Earnings per share:						
Earnings from continuing operations - basic	$	1.46	$	1.63	$	0.27
Earnings from continuing operations - diluted	$	1.34	$	1.48	$	0.26
Earnings (loss) from discontinued operations - basic	$	0.03	$	0.48	$	(0.06)
Earnings (loss) from discontinued operations - diluted	$	0.03	$	0.43	$	(0.06)
Earnings - basic	$	1.49	$	2.11	$	0.21
Earnings - diluted	$	1.37	$	1.92 * $		0.20

* Earnings per share is computed independently for earnings per share from continuing operations and earnings per share from discontinued operations. The sum of earnings per share from continuing operations and earnings per share from discontinued operations does not equal earnings per share due to rounding.

The following table presents the number of outstanding securities not included in the computation of diluted income per share, because their effect was anti-dilutive (in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
Stock-based awards	1.5	1.2	4.1

NOTE 23. SEGMENT INFORMATION

The Company operates and reports its results in two separate business segments, the Specialty Products & Technologies and Equipment & Consumables segments. When determining the reportable segments, the Company aggregated operating segments based on their similar economic and operating characteristics. Operating profit represents total revenues less operating expenses, excluding nonoperating income (expense), interest expense and income taxes. Operating profit amounts in the Other segment consist of unallocated corporate costs and other costs not considered part of management's evaluation of reportable segment operating performance. The identifiable assets by segment are those used in each segment's operations. Inter-segment amounts are not significant and are eliminated to arrive at combined totals.

The Company's Specialty Products & Technologies products include implants, regenerative products, prosthetics, orthodontic brackets, aligners and lab products. The Company's Equipment & Consumables products include traditional consumables such as bonding agents and cements, impression materials, infection prevention products and restorative products, while the Company's equipment products include digital imaging systems, software and other visualization and magnification systems.

On December 31, 2021, the Company completed the sale of its KaVo Treatment Unit and Instrument Business, which is part of the Company's Equipment & Consumables segment. The previously reported amounts for the KaVo Treatment Unit and Instrument Business have been reclassified to discontinued operations for all periods presented. All segment information and descriptions exclude the KaVo Treatment Unit and Instrument Business. Refer to Note 4 for more information on the Company's discontinued operations.

Detailed segment data as of and for the years ended December 31 is as follows ($ in millions):

		2022		2021		2020
Sales:						
Specialty Products & Technologies	$	1,598.6	$	1,507.8	$	1,117.3
Equipment & Consumables		970.5		1,001.1		811.8
Total	$	2,569.1	$	2,508.9	$	1,929.1
Operating profit and reconciliation to income (loss) before taxes:						
Specialty Products & Technologies	$	268.6	$	272.3	$	65.8
Equipment & Consumables		172.4		153.8		53.6
Other		(121.8)		(119.9)		(75.9)
Operating profit		319.2		306.2		43.5
Nonoperating income (expense):						
Other income (expense)		3.1		2.4		(1.0)
Interest expense, net		(38.4)		(54.1)		(62.5)
Income (loss) before taxes	$	283.9	$	254.5	$	(20.0)
Depreciation and amortization:						
Specialty Products & Technologies	$	80.7	$	84.0	$	80.6
Equipment & Consumables		54.6		31.4		38.7
Other		2.5		2.4		2.4
Total	$	137.8	$	117.8	$	121.7
Capital expenditures, gross:						
Specialty Products & Technologies	$	48.8	$	37.2	$	36.4
Equipment & Consumables		20.6		10.6		5.8
Other		2.7		1.3		1.7
Total	$	72.1	$	49.1	$	43.9

		December 31, 2022		December 31, 2021
Identifiable assets:				
Specialty Products & Technologies	$	3,475.7	$	3,498.2
Equipment & Consumables		2,455.3		1,946.1
Held for sale		—		12.2
Other		656.0		1,117.7
Total	$	6,587.0	$	6,574.2

Operations in Geographical Areas:

($ in millions)		Year Ended December 31,				
		2022		**2021**		**2020**
Sales:						
United States	$	1,261.9	$	1,223.4	$	960.1
China		222.2		236.7		198.2
All other (each country individually less than 5% of total sales)		1,085.0		1,048.8		770.8
Total	$	2,569.1	$	2,508.9	$	1,929.1

Property, plant and equipment, net:		December 31, 2022		December 31, 2021
United States	$	183.4	$	157.1
Sweden		41.4		49.0
Mexico		15.2		8.8
All other (each country individually less than 5% of total long-lived assets)		53.6		49.2
Total	$	293.6	$	264.1

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Our management, with the participation of our President and Chief Executive Officer, and Senior Vice President and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this report. Based on such evaluation, our President and Chief Executive Officer, and Senior Vice President and Chief Financial Officer, have concluded that, as of the end of such period, our disclosure controls and procedures were effective.

Management's annual report on its internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and the independent registered public accounting firm's audit report on the effectiveness of the Company's internal control over financial reporting are included in the Company's financial statements for the year ended December 31, 2022 included in Item 8 of this Annual Report on Form 10-K, under the headings "Report of Management on Envista Holdings Corporation's Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm," respectively, and are incorporated herein by reference.

There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our most recent completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Other than the information below, the information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2022.

Code of Ethics

We have adopted a code of business conduct and ethics for directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and employees, known as the Code of Conduct. The Code of Conduct is available in the "Investors—Governance" section of our website at www.envistaco.com.

We intend to disclose any amendment to the Code of Conduct that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, and any waiver from a provision of the Code of Conduct granted to any director, principal executive officer, principal financial officer, principal accounting officer, or any of our other executive officers, in the "Investors—Governance" section of our website, at www.envistaco.com, within four business days following the date of such amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2022.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2022.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2022.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2022.

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

a)   The following documents are filed as part of this report.

    (1) Financial Statements. The financial statements are set forth under "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

    (2) Schedules. An index of financial statement schedules is set forth below. Schedules other than those listed below have been omitted from this Annual Report on Form 10-K because they are not required, are not applicable or the required information is included in the financial statements or the notes thereto.

	Page Number in Form 10-K
Schedule:	
Valuation and Qualifying Accounts	125

    (3) Exhibits. The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this Annual Report on Form 10-K.

ITEM 16. FORM 10-K SUMMARY

None.


EXHIBIT INDEX


Exhibit Number	Description
2.1	Master Sale and Purchase Agreement, dated as of September 7, 2021, by and among Envista Holdings Corporation, planmeca Verwaltungs GmbH, Germany, and Planmeca Oy (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended October 1, 2021, Commission File No. 001-39054)
2.2	Amendment Agreement to the Master Sale and Purchase Agreement, dated as of December 30, 2021, by and among Envista Holdings Corporation, planmeca Verwaltungs GmbH, Germany, and Planmeca Oy (incorporated by reference to Exhibit 2.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, Commission File No. 001-39054)
2.3	Second Amendment Agreement to the Master Sale and Purchase Agreement, dated as of April 30, 2022, by and among Envista Holdings Corporation, planmeca Verwaltungs GmbH, Germany, and Planmeca Oy (incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 1, 2022, Commission File No. 001-39054)
2.4	Third Amendment Agreement to the Master Sale and Purchase Agreement, dated as of July 28, 2022, by and among Envista Holdings Corporation, planmeca Verwaltungs GmbH, Germany, and Planmeca Oy (incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, Commission File No. 001-39054)
2.5	Fourth Amendment Agreement to the Master Sale and Purchase Agreement, dated as of September 30, 2022, by and among Envista Holdings Corporation, planmeca Verwaltungs GmbH, Germany, and Planmeca Oy (incorporated by reference to Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, Commission File No. 001-39054)
2.6	Stock and Asset Purchase Agreement, dated as of December 21, 2021, by and between Carestream Dental Technology Parent Limited and Envista Holdings Corporation (incorporated by reference to Exhibit 2.3 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, Commission File No. 001-39054)
2.7	Closing Agreement, dated as of April 20, 2022, by and among Envista Holdings Corporation and Carestream Dental Technology Parent Limited (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended April 1, 2022, Commission File No. 001-39054)
3.1	Second Amended and Restated Certificate of Incorporation of Envista Holdings Corporation (incorporated by reference to Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 2, 2021, Commission File No. 001-39054)

3.2	Second Amended and Restated Bylaws of Envista Holdings Corporation effective as of August 23, 2021 (incorporated by reference to Exhibit 3.2 to Registrant's Current Report on Form 8-K filed on August 27, 2021, Commission File No. 001-39054)
4.1	Description of Securities of the Registrant (incorporated by reference to Exhibit 4.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, Commission File No. 001-39054)
4.2	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 of Registrant's Registration Statement on Form S-1 (Registration No. 333-232758) filed on July 22, 2019)
4.3	Indenture, dated as of May 21, 2020, between Envista Holdings Corporation and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K filed on May 26, 2020, Commission File No. 001-39054)
4.4	Form of certificate representing the 2.375% Convertible Senior Notes due 2025 (included as Exhibit A to Exhibit 4.3)
10.1	Amended Credit Agreement, dated as of June 15, 2021, by and among Envista Holdings Corporation, each Guarantor party thereto, Bank of America, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, and the other Lenders party thereto. (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on June 16, 2021, Commission File No. 001-39054)
10.2*	Envista Holdings Corporation Severance and Change in Control Plan (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on November 5, 2020, Commission File No. 001-39054)
10.3*	Envista Holdings Corporation Senior Leader Severance Pay Plan (incorporated by reference to Exhibit 10.9 to Registrant's Current Report on Form 8-K filed on September 20, 2019, Commission File No. 001-39054)
10.4*	Envista Holdings Corporation 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of Registrant's Registration Statement on Form S-8 (Registration No. 333-233810) filed on September 17, 2019)
10.5*	Form of Envista Holdings Corporation Stock Option Agreement (incorporated by reference to Exhibit 10.10 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, Commission File No. 001-39054)
10.6*	Form of Envista Holdings Corporation Restricted Stock Unit Agreement
10.7*	Form of Envista Holdings Corporation Agreement Regarding Competition and Protection of Proprietary Interests (incorporated by reference to Exhibit 10.15 to Registrant's Registration Statement on Form S-1 (Registration No. 333-232758) filed on July 22, 2019)(a)
10.8*	Form of Envista Holdings Corporation Agreement Regarding Solicitation and Protection of Proprietary Interests (California) (incorporated by reference to Exhibit 10.16 to Registrant's Registration Statement on Form S-1 (Registration No. 333-232758) filed on July 22, 2019)(b)
10.9*	Form of Envista Holdings Corporation Restricted Stock Unit Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.14 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, Commission File No. 001-39054)
10.10*	Form of Envista Holdings Corporation Performance Stock Unit Agreement (incorporated by reference to Exhibit 10.15 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, Commission File No. 001-39054)
10.11*	Amendment No. 1 to Envista Holdings Corporation 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.16 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, Commission File No. 001-39054)
10.12*	Form of Envista Holdings Corporation Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.20 to Registrant's Registration Statement on Form S-1 (Registration No. 333-232758) filed on July 22, 2019)
10.13*	Offer Letter Agreement, dated July 29, 2019, between DH Dental Employment Services LLC and Amir Aghdaei (incorporated by reference to Exhibit 10.22 to Registrant's Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-232758) filed on August 12, 2019)
10.14*	Offer Letter Agreement, dated July 29, 2019, between DH Dental Employment Services LLC and Patrik Eriksson (incorporated by reference to Exhibit 10.24 to Registrant's Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-232758) filed on August 12, 2019)
10.15*	Offer Letter Agreement, dated January 1, 2022, between DH Dental Employment Services LLC and Jean-Claude Kyrillos (incorporated by reference to Exhibit 10.20 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, Commission File No. 001-39054)

10.16*	Offer Letter Agreement, dated June 7, 2019, between DH Dental Employment Services LLC and Mark Nance (incorporated by reference to Exhibit 10.21 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, Commission File No. 001-39054
10.17*	Offer Letter Agreement, dated July 29, 2019, between DH Dental Employment Services LLC and Howard Yu (incorporated by reference to Exhibit 10.25 to Registrant's Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-232758) filed on August 12, 2019)
10.18*	Form of Envista Holdings Corporation Excess Contribution Program, a sub-plan under the Envista Holdings Corporation 2019 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.25 to Registrant's Registration Statement on Form S-4 (Registration No. 333-234714) filed on November 15, 2019)
10.19*	Form of Envista Holdings Corporation Executive Deferred Incentive Program, a sub-plan under the Envista Holdings Corporation 2019 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.26 to Registrant's Registration Statement on Form S-4 (Registration No. 333-234714) filed on November 15, 2019)
10.20*	Form of Envista Holdings Corporation Deferred Compensation Plan, as amended (incorporated by reference to Exhibit 10.27 to Registrant's Registration Statement on Form S-4 (Registration No. 333-234714) filed on November 15, 2019)
10.21	Form of Capped Call Confirmation (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on May 26, 2020, Commission File No. 001-39054)
10.22*	Composite copy of Envista Holdings Corporation Savings Plan, as amended and restated effective as of February 23, 2021 (incorporated by reference to Exhibit 10.27 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, Commission File No. 001-39054)
21.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, Commission File No. 001-39054)
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (set forth on the signature page to this Annual Report on Form 10-K)
31.1	Certification of Chief Executive Officer pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. (c)
101.SCH	XBRL Taxonomy Extension Schema Document (c)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (c)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (c)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document (c)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (c)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

*   Indicates management contract or compensatory plan, contract or arrangement.

(a)   Applies to Messrs. Aghdaei and Nance.

(b)   Applies to Messrs. Eriksson, Kyrillos and Yu.

(c)   Exhibit 101 to this report includes the following documents formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2022 and 2021, (ii) Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020, (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020 and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2023

ENVISTA HOLDINGS CORPORATION

By: /s/ Amir Aghdaei

Amir Aghdaei
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Amir Aghdaei and Howard H. Yu, and each or any one of them, his or her lawful attorneys-in-fact and agents, for such person in any and all capacities, to sign any and all amendments to this report and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact and agent, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Amir Aghdaei Amir Aghdaei	President, Chief Executive Officer (Principal Executive Officer) and Director	February 16, 2023
/s/ Howard H. Yu Howard H. Yu	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 16, 2023
/s/ Scott Huennekens Scott Huennekens	Chairman of the Board	February 16, 2023
/s/ Wendy Carruthers Wendy Carruthers	Director	February 16, 2023
/s/ Kieran T. Gallahue Kieran T. Gallahue	Director	February 16, 2023
/s/ Barbara Hulit Barbara Hulit	Director	February 16, 2023
/s/ Vivek Jain Vivek Jain	Director	February 16, 2023
/s/ Daniel A. Raskas Daniel A. Raskas	Director	February 16, 2023
/s/ Christine Tsingos Christine Tsingos	Director	February 16, 2023

ENVISTA HOLDINGS CORPORATION
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
($ in millions)

Classification	Balance at Beginning of Period [a]		Charged to Costs & Expenses		Impact of Currency		Write Offs, Write Downs & Deductions		Recoveries		Balance at End of Period [a]	
Year ended December 31, 2022:												
Allowances deducted from asset account		—		—		—		—		—		—
Allowance for credit losses	$	20.7	$	4.8	$	(0.8)	$	(4.1)	$	(4.4)	$	16.2
Year ended December 31, 2021:												
Allowances deducted from asset account		—		—		—		—		—		—
Allowance for credit losses	$	30.5	$	4.7	$	(1.5)	$	(7.3)	$	(5.7)	$	20.7
Year ended December 31, 2020:												
Allowances deducted from asset account		—		—		—		—		—		—
Allowance for credit losses	$	18.7	$	19.2	$	0.3	$	(7.7)	$	—	$	30.5

_____
[a]   Amounts include allowance for credit losses classified as current.

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Appendix

A

RECONCILIATION
OF NON-GAAP
FINANCIAL MEASURES

ENVISTA HOLDINGS CORPORATION
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES (UNAUDITED)
($ in millions, except share amounts)

CORE SALES GROWTH[1]

	% Change Year Ended December 31, 2022 vs. Comparable 2021 period	% Change Year Ended December 31, 2021 vs. Comparable 2020 period
Consolidated		
Total sales growth	2.4%	30.1%
Less the impact of:		
Acquisitions	(1.8) %	— %
Discontinued products	— %	0.4%
Currency exchange rates	3.5%	(1.5)%
Core sales growth	4.1%	29.0%
Specialty Products & Technologies		
Total sales growth	6.0%	34.9%
Less the impact of:		
Acquisitions	(1.1)%	— %
Discontinued products	— %	(0.1)%
Currency exchange rates	4.2%	(1.8)%
Core sales growth	9.1%	33.0%
Equipment & Consumables		
Total sales growth	(3.1)%	23.3%
Less the impact of:		
Acquisitions	(2.8)%	1.0%
Currency exchange rates	2.5%	(0.9)%
Core sales growth	(3.4)%	23.4%

[1] We use the term "core sales" to refer to GAAP revenue excluding (1) sales from acquired businesses recorded prior to the first anniversary of the acquisition ("acquisitions"), (2) sales from discontinued products and (3) the impact of currency translation. Sales from discontinued products includes major brands or products that Envista has made the decision to discontinue as part of a portfolio restructuring. Discontinued brands or products consist of those which Envista (1) is no longer manufacturing, (2) is no longer investing in the research or development of, and (3) expects to discontinue all significant sales within one year from the decision date to discontinue. The portion of sales attributable to discontinued brands or products is calculated as the net decline of the applicable discontinued brand or product from period-to-period. The portion of GAAP revenue attributable to currency exchange rates is calculated as the difference between (a) the period-to-period change in sales and (b) the period-to-period change in sales after applying current period foreign exchange rates to the prior year period. We use the term "core sales growth" to refer to the measure of comparing current period core sales with the corresponding period of the prior year.

ADJUSTED OPERATING PROFIT

	Year Ended December 31, 2022	Year Ended December 31, 2021
Consolidated		
Operating Profit	$319.2	$306.2
Amortization of acquisition-related and other intangible assets	106.0	81.5
Restructuring costs and asset impairments [A]	37.6	63.6
Contingent loss reserves [B]	1.0	4.2
International tax credit [C]	(6.5)	—
Acquisition related expenses [D]	15.7	3.8
Fair value adjustment of acquisition-related inventory [F]	9.5	—
Adjusted Operating Profit	$482.5	$459.3
Adjusted Operating Profit as a % of Sales	18.8%	18.3%
Specialty Products & Technologies		
Operating Profit	$268.6	$272.3
Amortization of acquisition-related and other intangible assets	60.2	60.0
Restructuring costs and asset impairments [A]	14.7	25.2
Contingent loss reserve [B]	1.0	3.0
International tax credit [C]	(1.7)	—
Adjusted Operating Profit	$342.8	$360.5
Adjusted Operating Profit as a % of Sales	21.4%	23.9%
Equipment & Consumables		
Operating Profit	$172.4	$153.8
Amortization of acquisition-related and other intangible assets	45.8	21.5
Restructuring costs and asset impairments [A]	19.7	32.1
Contingent loss reserves [B]	—	1.2
International tax credit [C]	(4.8)	—
Adjusted Operating Profit	$233.1	$208.6
Adjusted Operating Profit as a % of Sales	24.0%	20.8%

See the accompanying Notes to Reconciliation of GAAP to Non-GAAP Financial Measures

ADJUSTED DILUTED EARNINGS PER SHARE

	Year Ended December 31, 2022	Year Ended December 31, 2021
Diluted Earnings From Continuing Operations Per Share	$1.34	$1.48
Amortization of acquisition-related and other intangible assets	0.60	0.46
Restructuring costs and asset impairments [A]	0.21	0.36
Contingent loss reserves [B]	0.01	0.02
International tax credit [C]	(0.04)	—
Acquisition related expenses [D]	0.09	0.02
Non-cash interest expense – convertible senior notes [E]	—	0.11
Fair value adjustment of acquisition-related inventory [F]	0.05	—
Tax effect of adjustments reflected above [G]	(0.21)	(0.23)
Discrete tax adjustments and other tax-related adjustments [H]	(0.11)	(0.37)
Adjusted Earnings Per Share	$1.94	$1.85

ADJUSTED EBITDA

	Year Ended December 31, 2022	Year Ended December 31, 2021
Net Income From Continuing Operations	$238.0	$263.5
Interest expense, net	38.4	54.1
Income taxes	45.9	(9.0)
Depreciation	31.8	33.3
Amortization of acquisition-related and other intangible assets	106.0	81.5
Restructuring costs and asset impairments [A]	37.6	63.6
Contingent loss reserves [B]	1.0	4.2
International tax credit [C]	(6.5)	—
Acquisition related expenses [D]	15.7	3.8
Fair value adjustment of acquisition-related inventory [F]	9.5	—
Adjusted EBITDA	$517.4	$495.0
Adjusted EBITDA as a % of Sales	20.1%	19.7%

See the accompanying Notes to Reconciliation of GAAP to Non-GAAP Financial Measures

RECONCILIATION OF OPERATING CASH FLOWS TO FREE CASH FLOW

	Year Ended December 31, 2022	Year Ended December 31, 2021
Net Cash (Used in) Provided by Investing Activities	$(657.3)	$262.7
Net Cash Provided By (Used in) Financing Activities	$12.5	$(456.6)
Net Cash Provided by Operating Activities	$182.7	$361.6
Less: payments for additions to property, plant and equipment (capital expenditures)	(75.7)	(54.7)
Plus: proceeds from sales of property, plant and equipment (capital disposals)	3.3	11.6
Free Cash Flow	$110.3	$318.5

See the accompanying Notes to Reconciliation of GAAP to Non-GAAP Financial Measures

ENVISTA HOLDINGS CORPORATION
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES (UNAUDITED)

[A] We exclude costs incurred pursuant to discrete restructuring plans that are fundamentally different (in terms of the size, strategic nature, and planning requirements) from the ongoing productivity improvements that result from application of the Envista Business System. These restructuring plans are incremental to the operating activities that arise in the ordinary course of our business and we believe are not indicative of Envista's ongoing operating costs in a given period.

[B] Represents accruals for certain legal matters.

[C] The international tax credit relates to a ruling from the Brazilian Supreme Court.

[D] These represent acquisition-related transactions expenses and integration costs with respect to business combinations.

[E] Non-cash interest expense represents accretion of the debt discount associated with the convertible senior notes due 2025. We adopted Accounting Standards Update 2020-06 on January 1, 2022 and as a result there is no longer a debt discount that requires amortization.

[F] Represents the fair value adjustment related to inventory acquired in connection with the acquisition of Osteogenics and Carestream Dental's Intraoral Scanner Business.

[G] This line item reflects the aggregate tax effect of all pretax adjustments reflected in the preceding line items of the table using each adjustment's applicable tax rate, including the effect of interim tax accounting requirements of Accounting Standards Codification Topic 740 *Income Taxes*.

[H] The discrete tax matters relate primarily to excess tax benefits from stock-based compensation, changes in estimates associated with prior period uncertain tax positions and audit settlements, tax benefits resulting from a change in law, and changes in determination of realization of certain deferred tax assets.

Statement Regarding Non-GAAP Measures

Each of the non-GAAP measures set forth above should be considered in addition to, and not as a replacement for or superior to, the comparable GAAP measure, and may not be comparable to similarly titled measures reported by other companies. Management believes that these measures provide useful information to investors by offering additional ways of viewing Envista Holdings Corporation's ("Envista" or the "Company") results that, when reconciled to the corresponding GAAP measure, help our investors to:

• with respect to Adjusted Operating Profit, Adjusted Diluted Earnings Per Share and Adjusted EBITDA, understand the long-term profitability trends of Envista's business and compare Envista's profitability to prior and future periods and to Envista's peers;

• with respect to Core Sales, identify underlying growth trends in Envista's business and compare Envista's revenue performance with prior and future periods and to Envista's peers;

• with respect to Adjusted EBITDA, help investors understand operational factors associated with a company's financial performance because it excludes the following from consideration: interest, taxes, depreciation, amortization, and infrequent or unusual losses or gains such as goodwill impairment charges or nonrecurring and restructuring charges. Management uses Adjusted EBITDA, as a supplemental measure for assessing operating performance in conjunction with related GAAP amounts. In addition, Adjusted EBITDA is used in connection with operating decisions, strategic planning, annual budgeting, evaluating Company performance and comparing operating results with historical periods and with industry peer companies; and

- with respect to Free Cash Flow (the "FCF Measure"), understand Envista's ability to generate cash without external financings, strengthen its balance sheet, invest in its business and grow its business through acquisitions and other strategic opportunities (although a limitation of free cash flow is that it does not take into account the Company's debt service requirements and other non-discretionary expenditures, and as a result the entire Free Cash Flow amount is not necessarily available for discretionary expenditures).

Management uses these non-GAAP measures to measure the Company's operating and financial performance.

The items excluded from the non-GAAP measures set forth above have been excluded for the following reasons:

- With respect to Adjusted Operating Profit, Adjusted Diluted Earnings Per Share and Adjusted EBITDA:

  ◦ We exclude the amortization of acquisition-related and other intangible assets because the amount and timing of such charges are significantly impacted by the timing, size, number, and nature of the acquisitions we consummate. While we have a history of significant acquisition activity, we do not acquire businesses on a predictable cycle, and the amount of an acquisition's purchase price allocated to intangible assets and related amortization term are unique to each acquisition and can vary significantly from acquisition to acquisition. Exclusion of this amortization expense facilitates more consistent comparisons of operating results over time between our newly-acquired and long-held businesses, and with both acquisitive and non-acquisitive peer companies. We believe, however, that it is important for investors to understand that such intangible assets contribute to revenue generation and that intangible asset amortization related to past acquisitions will recur in future periods until such intangible assets have been fully amortized.

  ◦ With respect to the other items excluded from Adjusted Operating Profit, Adjusted Diluted Earnings Per Share and Adjusted EBITDA, we exclude these items because they are of a nature and/or size that occur with inconsistent frequency, occur for reasons that may be unrelated to Envista's commercial performance during the period and/or we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult.

- With respect to core sales, we exclude (1) the effect of acquisitions and divested product lines because the timing, size, number, and nature of such transactions can vary significantly from period-to-period and between us and our peers, which we believe may obscure underlying business trends and make comparisons of long-term performance difficult, (2) sales from discontinued products because discontinued products do not have a continuing contribution to operations and management believes that excluding such items provides investors with a means of evaluating our on-going operations and facilitates comparisons to our peers, and (3) the impact of currency translation because it is not under management's control, is subject to volatility and can obscure underlying business trends.

- With respect to the FCF Measure, we adjust for payments for additions to property, plant and equipment (net of the proceeds from capital disposals) to demonstrate the amount of operating cash flow for the period that remains after accounting for the Company's capital expenditure requirements.

Directors

Amir Aghdaei	**Barbara Hulit**
Scott Huennekens	**Vivek Jain**
Wendy Carruthers	**Daniel Raskas**
Kieran Gallahue	**Christine Tsingos**

Executive Officers

Amir Aghdaei *President & CEO*	**Mischa Reis** *SVP, Strategy & Corporate Development*
Howard Yu *SVP & CFO*	**Mark Nance** *SVP & General Counsel*
Patrik Eriksson *SVP, President Nobel Biocare*	**Claudia Ortiz** *SVP, Regulatory Affairs & Quality Assurance*
Jean-Claude "JC" Kyrillos *SVP, President Diagnostics & Digital Solutions*	**David Armstrong** *President, Restoratives & Endodontics*
Jim McGillivary *SVP, Envista Business Operations*	**Drew Weightman** *President, Value Implants*
Eric Conley *SVP, President Ormco*	**Filippo Impieri** *SVP, Special Markets*



Investor Relations

This annual report, along with a variety of other financial materials, can be viewed at **www.envistaco.com**. Additional inquiries can be directed to Envista Investor Relations: 200 S. Kraemer Blvd. Building E, Brea, California 92821; Phone: 714-817-7751; Email: **ir@envistaco.com**

Annual Meeting

Envista annual shareholder meeting will be held virtually on May 23, 2023. To virtually attend the Annual Meeting, shareholders will need the control number located on your proxy card or the instructions that accompanied your proxy materials.

Auditors

Ernst & Young LLP

Stock Listing

New York Stock Exchange Symbol: **NVST**



Envista Holdings
Corporation headquarters
200 S. Kraemer Blvd.
Building E
Brea, California 92821

Phone: 714-817-7000
Fax: 714-817-5450
E-mail: info@envistaco.com